As filed with the Securities and Exchange Commission on April 17, 2007

Registration No. 333-

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC 20549

FORM S-1

REGISTRATION STATEMENT

UNDER

THE SECURITIES ACT OF 1933

hhgregg, Inc.

(Exact name of each registrant as specified in its charter)

Delaware	5731	20-8819207
(State or other jurisdiction of incorporation or organization)	(Primary Standard Industrial Classification Code Number)	(I.R.S. Employer Identification Number)

4151 East 96th Street

Indianapolis, Indiana 46240

317-848-8710

(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)

Copies to:

Jerry W. Throgmartin Chief Executive Officer hhgregg, Inc. 4151 East 96th Street Indianapolis, Indiana 46240 317-848-8710	Ann F. Chamberlain, Esq. Christina E. Melendi, Esq. Bingham McCutchen LLP 399 Park Avenue New York, New York 10022 212-705-7000	Danielle Carbone, Esq. Robert Evans, Esq. Shearman & Sterling LLP 599 Lexington Avenue New York, New York 10022 212-848-4000

(Name, address, including zip code, and telephone number, including area code, of agent for service)

(Approximate date of commencement of proposed sale to the public:    As soon as practicable after the effective date of this Registration Statement.)

If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, check the following box.  ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(b) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐

CALCULATION OF REGISTRATION FEE

Title of each class of securities to be registered	Amount to be registered	Proposed maximum offering price per share	Proposed maximum aggregate offering price(1)(2)	Amount of registration fee
Common Stock, par value, $.0001 per share			$172,500,000	$5,296

(1)	Estimated solely for the purpose of calculating the registration fee pursuant to Rule 457(o) under the Securities Act.
(2)	Including shares of common stock which may be purchased by the underwriters to cover over-allotments, if any.

The registrant hereby amends this registration statement on such date or dates as may be necessary to delay its effective date until the registrant shall file a further amendment which specifically states that this registration statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933, or until the registration statement shall become effective on such date as the Commission, acting pursuant to said Section 8(a), may determine.

The information in this prospectus is not complete and may be changed. Neither we nor the selling stockholders may sell these securities until the registration statement filed with the Securities and Exchange Commission is effective. This prospectus is not an offer to sell these securities and is not soliciting an offer to buy these securities in any state where the offer or sale is not permitted.

SUBJECT TO COMPLETION, DATED APRIL 17, 2007

             Shares

hhgregg, Inc.

Common Stock

This is an initial public offering of shares of common stock of hhgregg, Inc. We are offering              shares of common stock and the selling stockholders identified in this prospectus are offering an additional              shares of common stock. hhgregg, Inc. will not receive any of the proceeds from the sale of the shares being sold in this offering by the selling stockholders.

Prior to this offering, there has been no public market for our common stock. We expect the initial public offering price of our common stock will be between $             and $             per share. We will apply to list our common stock on the New York Stock Exchange under the symbol “HGG”.

The underwriters have a 30-day option to purchase up to a maximum of              additional shares of common stock from the selling stockholders at the public offering price, less the underwriting discounts and commissions, to cover the over-allotment of shares, if any.

Investing in our common stock involves risks. See “ Risk Factors” on page 11.

	Price to Public	Underwriting Discounts and Commissions	Proceeds, before expenses to us	Proceeds, before expenses to the selling stockholders
Per Share	$	$	$	$
Total	$	$	$	$

Delivery of the shares of common stock will be made on or about                     , 2007.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

Credit Suisse	Lehman Brothers

Wachovia Securities	UBS Investment Bank

Piper Jaffray	KeyBanc Capital Markets

The date of this prospectus is                     , 2007.

You should rely only on the information contained in this prospectus. We have not authorized anyone to provide you with information that is different from that contained in this prospectus. When you make a decision about whether to participate in this offering, you should not rely on any information other than the information contained in this prospectus. This document may only be used where it is legal to sell these securities. The information in this prospectus may only be accurate on the date of this prospectus.

Until                     , all dealers that effect transactions in these securities, whether or not participating in this offering, may be required to deliver a prospectus. This is in addition to the dealer’s obligation to deliver a prospectus when acting as an underwriter and with respect to unsold allotments or subscriptions.

PROSPECTUS SUMMARY

This summary highlights selected information contained elsewhere in this prospectus and does not contain all of the information you need to consider in making your decision to invest in our common stock. This summary is qualified in its entirety by the more detailed information and consolidated financial statements and notes thereto included in this prospectus. You should read carefully this entire prospectus and should consider, among other things, the matters set forth in the section entitled “Risk Factors” before deciding to invest in our common stock. Unless otherwise indicated, “Issuer” refers solely to hhgregg, Inc., “Gregg Appliances” refers solely to Gregg Appliances, Inc. and “we,” “us” and “our” refer to hhgregg, Inc. and its subsidiaries, including Gregg Appliances. Unless otherwise indicated, the information contained in this prospectus assumes the completion of the IPO reorganization as described below. In addition, in this prospectus our fiscal years ended March 31, 2002, 2003, 2004, 2005, 2006, 2007, 2008 and 2009 are referred to as fiscal 2002, fiscal 2003, fiscal 2004, fiscal 2005, fiscal 2006, fiscal 2007, fiscal 2008 and fiscal 2009, respectively.

Our Company

We are a leading specialty retailer of premium video products, brand name appliances, audio products and accessories. We offer one of the most comprehensive brand and model selections of digital televisions and appliances in our industry, which we sell at competitive prices. We focus on providing our customers with a superior purchase experience from the time they first enter our stores to the delivery and installation of products in their homes. We distinguish ourselves from our competitors by employing an extensively trained, commissioned sales force that serves our customers with a consultative and educational sales approach. We also differentiate ourselves by offering same-day delivery of virtually all of our products. Over our 52-year history, our superior customer purchase experience has enabled us to successfully compete against the other leading video and appliance retailers. We currently operate 77 stores in Ohio, Indiana, Georgia, Tennessee, Kentucky, North Carolina, South Carolina and Alabama.

Our typical new store averages 30,000 square feet and is located in a power center or free standing location in a high-traffic area. Our stores are designed to be visually appealing to our customers and to highlight our premium selection of consumer electronics and appliances. Our store layout showcases our broad selection of products with advanced features and functionality utilizing LCD and plasma television display walls, extensive appliance displays and digital product centers. We carry over 100 models of flat panel televisions and 400 models of appliances, most of which we feature in our stores.

We have a proven track record of growth and profitability led by a seasoned management team. Over the last four fiscal years, we have opened 28 new stores and have grown our net sales and Adjusted EBITDA at a compound annual rate of 13.4% and 11.5%, respectively, while significantly investing in corporate infrastructure to support further expansion. For the 12 months ended December 31, 2006, we generated net sales of $997.4 million and Adjusted EBITDA of $57.3 million, representing growth of 12.7% and 35.9%, respectively, over the prior 12-month period.

Competitive Strengths

We believe the following strengths contribute significantly to our success and position us for growth within our existing and new markets:

Superior customer purchase experience. We believe our in-store experience, high level of customer service and delivery and installation capabilities result in a superior customer purchase experience, which drives loyalty, referrals and repeat business. Our extensively trained, commissioned sales force enables us to educate our customers on the features and benefits of the products we offer. Rigorous ongoing training and performance-monitoring programs ensure that our sales associates are customer-focused and have the knowledge necessary to articulate the differences in our products. We believe that when fully informed, customers frequently purchase higher-end, feature-rich products. Our ability to drive sales of more advanced video and appliance products has made us an important partner for our vendors to present their state-of-the-art offerings and enables us to be among the first to introduce new products and technologies in our stores. This further enhances our brand image and customer experience.

We offer same-day delivery for virtually all of our products and also provide quality in-home installation services. This expertise significantly enhances our ability to sell large, more complex products. We believe no other major consumer electronics or appliance retailer provides same-day delivery on as wide a range of products as we do. Our network of nine central and regional distribution centers provides a local supply of inventory that supports our same-day delivery strategy. We conduct approximately 100,000 customer surveys each year to ensure customer satisfaction and provide us with feedback to continue improving our superior customer purchase experience.

Balanced mix of premium video products and appliances. We have one of the most extensive product and brand offerings of premium video products and home appliances. Our television and video products contribute significantly to our growth in sales and profitability while our appliance business provides us with additional financial stability and strong cash flow generation. As a result of our balanced merchandise mix of video products and appliances, our cash flow tends to be less seasonal and more stable over the long term relative to our consumer electronics-focused competitors. In addition, the combination of large screen televisions and appliances, each of which generally requires home delivery and installation, provides us with significant efficiencies in home delivery and installation.

Proven ability to successfully penetrate new markets. We believe our store concept is highly portable. We seek to expand into new markets with attractive demographic profiles where we believe there is significant underlying demand for our product mix and customer services. Since 1999, we have successfully opened or acquired stores in six new metropolitan markets, adding 63 stores, most recently in the Atlanta, Charlotte and Knoxville markets. Our strategy is to initially open multiple stores in a market to leverage our advertising spending, regional management and delivery and distribution infrastructure, followed by additional store openings spread over time to fill out the market. For example, when we entered the Charlotte market we initially opened four new stores, and have added six stores in the Charlotte market since that time. This strategy allows us to capture strong market share in each of our markets.

Superior store economics. Our stores deliver compelling returns on investment. We closely adhere to our prototype store format when opening new stores, which helps simplify our operations and ensures consistent execution. We believe our store economic returns are superior to those of our major consumer electronics competitors.

During fiscal 2006 and 2007, our stores averaged net sales of $14.4 million per store and provided average four-wall EBITDA margins of approximately 7.5%. During this same period, our new stores required average net capital expenditures of $0.7 million and average initial net-owned inventory investments of $1.0 million. Our stores typically generate positive cash flow within three months of opening and provide a cash payback in less than two years. All of our stores produce positive four-wall EBITDA, which combined with our strong inventory turns, generates significant free cash flow to internally fund our growth.

Experienced management team. Our senior management team has an average of 24 years of relevant industry experience and an average of over 13 years of experience with us. Under our management team’s leadership, we have grown our store base by a compound annual growth rate, or CAGR, of 18.3% since fiscal

1998 and successfully entered six metropolitan markets. We believe our management’s depth of experience has enabled us to anticipate and respond effectively to industry trends and competitive dynamics while driving superior customer service and cultivating long-standing relationships with our vendors.

Key Growth Initiatives

We believe the following are key elements to our growth strategy:

Open stores in new and existing markets. We believe our proven business model and exceptional store economics will allow us to continue to expand into new high growth markets while continuing to build out our store base in existing markets. In fiscal 2008, we plan to accelerate our store growth by opening approximately 13 to 15 new stores, primarily by entering the Raleigh/Durham and Birmingham markets. Beginning in fiscal 2009, we intend to enter the highly attractive Florida market which we expect will provide significant store growth opportunities in the future. We believe our substantial investments in our managers-in-training program, real estate development and distribution infrastructure and our site selection experience will allow us to grow in a variety of new and existing markets. We intend to continue to grow our store count at a compound annual rate of 15% to 20% over the next several years from internally generated funds without adversely impacting our profitability or our superior customer purchase experience. We believe, based upon our new-store site selection criteria, that there are substantial opportunities to add stores in new and existing markets with a long-term potential for more than 400 hhgregg stores in the United States.

Capitalize on strong demand for premium product offerings. We are well positioned to benefit from the expected strong demand for premium video products as well as the continued stability of the appliances market. According to the Consumer Electronics Association, or the CEA, strong growth is expected to continue within our core video products category. Larger flat-panel screen sizes and continued product innovations, such as 120hz and 1080p technology, are driving strong growth of digital televisions. In addition, price declines in plasma and LCD televisions have generated broad-based consumer demand for flat panel products, particularly in larger screen sizes. Digital television price declines, coupled with the FCC mandate requiring that all televisions incorporate a digital tuner by 2009, have hastened the replacement of non-digital televisions and increased the adoption rate of flat panel display units. As a result of these positive industry trends, digital television sales are expected to grow at a compound annual rate of 12.7% through 2010, according to Display Search.

We believe that our appliance business is driven primarily by consumers who seek to upgrade the style and features of their appliances. There are a limited number of specialty retailers offering as broad a selection of appliances as we do and we expect to continue to gain market share in this segment due to our extensive product and brand assortment coupled with our superior customer purchase experience. The growth of premium appliance categories, including energy efficient washers, dryers and three-door refrigeration, has increased our average selling prices over the last three years. During fiscal 2007, our appliance comparable store sales increased 4%.

Selectively introduce complementary merchandise. We plan to exploit growing niches in the consumer electronics and appliances categories while strategically introducing higher margin merchandise and traffic driving products.

•

Fine Lines. Beginning in fiscal 2006, we introduced our Fine Lines appliance department concept in select markets. Our Fine Lines department focuses on ultra premium appliances, such as Sub-Zero, Wolf and Thermador. Fine Lines increases store traffic, helps drive sales of higher margin appliances in our core product assortments and enhances our reputation for premium offerings in the marketplace with both our customers and vendors. We believe there is an opportunity to introduce our Fine Lines department concept in select existing and new stores in each of our markets.

•

Center of store initiatives. We intend to capitalize on our core strengths to bolster our market position in our center of store categories, which include take-with products such as cameras, camcorders, notebook computers, MP3 players and high margin accessories. We continue to refine our merchandise assortments, enhance our in-store visual presentation, optimize our available square footage and opportunistically add products. For example, we began selling notebook computers in the second half of fiscal 2007, and we expect our sales in that category to grow significantly in fiscal 2008. We believe center of store categories drive customer traffic to our stores and allow us to capitalize on the convergence of video and personal computing technologies in the home.

•

Other merchandise categories. In order to leverage our in-store, consultative selling expertise and home delivery capabilities, we began selling Serta mattresses in fiscal 2006. Mattresses contribute higher margins than consumer electronics and appliance products, while helping to drive cost efficiencies in our home delivery network. We continue to evaluate other merchandise categories to further enhance our product offering and complement our core competencies of customer service, home delivery and installation.

We extensively test all new product initiatives prior to rollout to ensure category success, and we continually assess our assortment in both existing and new categories in order to optimize our product mix, build our brand and maximize profitability.

Drive operating and working capital efficiencies. We believe we can further drive returns on investment as we grow our store base by leveraging our increased size, operating efficiencies and financial position. As we penetrate new metropolitan markets, we expect to increase our purchase volumes, drive distribution efficiencies and strengthen our relationships with our key vendors. We also expect our increased store base and higher net sales to further leverage our existing corporate and regional infrastructure. Additionally, as we continue to improve our financial position and increase the number of stores we open each year, we expect to be able to negotiate more favorable lease terms for our stores.

We are a Delaware corporation and the address of our principal executive offices is 4151 East 96th Street, Indianapolis, Indiana 46240. Our telephone number is 317-848-8710 and our website is www.hhgregg.com. Please note that any references to www.hhgregg.com in the registration statement and this prospectus are inactive textual references only and that the information contained in hhgregg’s website is neither incorporated by reference into this registration statement or prospectus nor intended to be used in connection with this offering.

The Offering

Common stock offered by us	shares

Common stock offered by the selling stockholders	shares

Common stock to be outstanding after this offering	shares

Underwriters’ over-allotment option to purchase additional common stock from the selling stockholders	shares

Proposed NYSE Symbol	HGG

The number of shares of common stock to be outstanding after this offering is based on the number of shares outstanding as of                     , 2007. This number does not include, as of                     , 2007:

•	2,012,000 shares of common stock subject to options outstanding, at a weighted average exercise price of $13.57 per share; and

•

1,500,000 shares of common stock reserved for future grant or issuance under our new equity incentive plan pursuant to which              options to purchase our common stock will be granted immediately upon the consummation of this offering with an exercise price equal to the offering price.

Except as otherwise indicated, all information in this prospectus assumes no exercise of the underwriters’ over-allotment option.

Risk Factors

You should consider carefully the information set forth in the section entitled “Risk Factors” beginning on page 11 and all other information contained in this prospectus before investing in our common stock.

The Recapitalization

We consummated a recapitalization of Gregg Appliances on February 3, 2005. As part of the recapitalization, a wholly owned subsidiary of Gregg Investment Corporation, LLC, or GIC, an entity formed by Freeman Spogli & Co., or Freeman Spogli, merged with and into Gregg Appliances and GIC acquired $111.2 million of equity of Gregg Appliances. In connection with the recapitalization, total consideration of approximately $286.4 million was paid to the then existing equity holders of Gregg Appliances in exchange for their shares of common stock of Gregg Appliances. As part of the consideration, Gregg Appliances issued to certain of our stockholders $25.0 million principal amount of 6% junior subordinated notes, or junior notes, which will be redeemed as required by their terms with the proceeds of this offering. Three of our management stockholders retained a portion of the common stock of Gregg Appliances held by them before the recapitalization.

Freeman Spogli is a private equity firm dedicated to investing and partnering with management in companies in the retailing, direct marketing and distribution industries in the United States. Since its founding in 1983, Freeman Spogli has invested approximately $2.4 billion of equity in 41 portfolio companies with aggregate transaction values in excess of $16.0 billion.

IPO Reorganization

hhgregg, Inc., the Issuer, is a recently formed Delaware corporation and does not have any operations. Immediately prior to the effectiveness of the registration statement on Form S-1 of which this prospectus is a part, the stockholders of Gregg Appliances will contribute their shares of Gregg Appliances to the Issuer in exchange for common stock of the Issuer. As a result of this contribution, the stockholders of Gregg Appliances will own common stock of the Issuer in the same proportion as their ownership in Gregg Appliances prior to the contribution, and Gregg Appliances will be a wholly owned subsidiary of the Issuer. In addition, the Issuer will assume the options to purchase common stock of Gregg Appliances previously granted by Gregg Appliances to its directors, officers and employees. Immediately after the contribution, GIC, the majority stockholder of Gregg Appliances, will be dissolved and the common stock of the Issuer held by it will be distributed to its members in proportion to their ownership interest in GIC. These transactions are referred to in this prospectus as the IPO reorganization.

2007 Debt Refinancing

In connection with the consummation of this offering, we intend to amend and restate our existing $75 million revolving credit facility to, among other things, increase the amount to $100 million, and to enter into a new $100 million term loan B. We collectively refer to these credit facilities in this prospectus as our new credit facilities. In addition, we intend to offer to purchase all of our outstanding 9% senior notes due 2013, or senior notes, pursuant to a tender offer we commenced on                     , 2007, and redeem all of our junior notes pursuant to their terms. These transactions are referred to in this prospectus as the 2007 debt refinancing.

Summary Historical and Pro Forma Consolidated Financial and Other Data

The following table sets forth our summary historical and pro forma consolidated financial and other data as of the dates and for the periods indicated. The historical consolidated statement of income data for the fiscal years ended March 31, 2004, 2005 and 2006 are derived from, and are qualified in their entirety by, the historical audited consolidated financial statements of Gregg Appliances included elsewhere in this prospectus. The historical consolidated statement of income data for the nine months ended December 31, 2005 and 2006 and the historical consolidated balance sheet data as of December 31, 2006 are derived from and qualified in their entirety by the unaudited consolidated financial statements of Gregg Appliances included elsewhere in this prospectus. For the fiscal year ended March 31, 2004 and for a portion of the fiscal year ended March 31, 2005, Gregg Appliances was required, pursuant to GAAP, to consolidate certain variable interest entities controlled by a former director and principal stockholder or members of his immediate family, from which we lease or have leased certain real property and our corporate airplane. Effective at the closing of the recapitalization of Gregg Appliances on February 3, 2005, Gregg Appliances was no longer required to consolidate these variable interest entities for accounting purposes. Thus, the financial information for the periods following the closing of the recapitalization does not include these entities.

The summary pro forma consolidated financial data have been derived from the pro forma consolidated financial information included elsewhere in this prospectus and give effect to this offering and the 2007 debt refinancing as if this offering and the 2007 debt refinancing had occurred on April 1, 2005 with respect to the operating and other financial data and as of December 31, 2006 with respect to the balance sheet data. The summary pro forma consolidated financial data do not necessarily represent what our financial position and results of operations would have been if this offering and the 2007 debt refinancing had actually been completed as of April 1, 2005 or December 31, 2006, and are not intended to project our financial position or results of operations for any future period. You should read the following summary financial, pro forma and other data together with “Business,” “Selected Historical Consolidated Financial and Other Data,” “Unaudited Pro Forma Consolidated Financial Statements,” “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and the consolidated financial statements of Gregg Appliances and related notes appearing elsewhere in this prospectus. In the following tables (including the footnotes thereto), dollars are in thousands, except store data, per share data and as otherwise indicated.

	Fiscal Year Ended March 31,						Nine Months Ended December 31,				12 Months Ended December 31, 2006		Pro Forma 12 Months Ended December 31, 2006
	2004		2005		2006		2005		2006
Statement of Income Data:
Net sales	$753,156		$803,199		$900,424		$679,115		$776,067		$997,376			$997,376
Cost of goods sold	513,408		548,105		616,512		468,272		538,134		686,374			686,374

Gross profit	239,748		255,094		283,912		210,843		237,933		311,002			311,002
Selling, general and administrative expenses	175,034		184,224		209,484		158,284		168,422		219,622			219,622
Net advertising expense	33,243		35,678		41,660		30,084		34,202		45,778			45,778
Stock-based compensation(1)	2,390		9,277		—		—		104		104			104
Gain on transfer of extended maintenance obligations(2)	—		—		(27,850)		(27,850)		—		—			—
Restructuring and asset impairment charges(3)	—		—		1,009		1,320		—		(311)			(311)

Income from operations	29,081		25,915		59,609		49,005		35,205		45,809			45,809
Other expense (income):
Interest expense	1,052		3,866		19,000		14,495		13,624		18,129			11,827
Interest income	(278)		(977)		(231)		(189)		(66)		(108)			(108)
Gain related to early extinguishment of debt	—		—		(39)		—		(440)		(479)			—
Recapitalization transaction costs	—		4,745		—		—		—		—			—
Minority interest	99		3,813		—		—		—		—			—

Total other expense	873		11,447		18,730		14,306		13,118		17,542			11,719

Income before income taxes	28,208		14,468		40,879		34,699		22,087		28,267			34,090
Income tax expense (benefit)(4)	—		(14,780)		18,664		16,230		9,072		11,506			13,835

Net income	$28,208		$29,248		$22,215		$18,469		$13,015		$16,761			$20,255

Per Share Data:
Basic net income per share(5)	$0.91		$1.02		$1.57		$1.31		$0.91		$1.18		$

Diluted net income per share(6)	$0.91		$1.02		$1.57		$1.31		$0.91		$1.18		$

Weighted average shares outstanding—Basic	30,905,294		28,790,285		14,153,666		14,124,591		14,249,204		14,247,553
Weighted average shares outstanding—Diluted	30,905,324		28,806,645		14,153,666		14,124,591		14,267,690		14,261,481

Other Data:
EBITDA(7)	$38,353		$25,992		$70,107		$56,808		$44,626		$57,925			$57,446
Adjusted EBITDA(8)	38,787		38,295		44,596		31,478		44,186		57,304			57,304
Capital expenditures	15,546		15,212		19,046		13,805		13,190		18,431			18,431

Store Data:
Number of stores, end of period	54		58		67		67		74		74			74
Total store square footage (in thousands)	1,862		2,009		2,333		2,333		2,547		2,547			2,547
Net sales per store (in thousands)(9)	$13,897		$14,005		$14,074		$14,251		$14,256		$14,256			$14,256
Net sales per square foot(10)	$397		$404		$405		$411		$409		$409			$409
Comparable store sales(11)	1.3%		0.4%		1.7%		3.2%		2.9%		1.6%			1.6%
Inventory turnover(12)	6.8	x	7.3	x	7.0	x	4.9	x	5.6	x	5.6	x		5.6x

	As of December 31, 2006
	Actual	Pro forma
Balance Sheet Data:
Cash and cash equivalents	$3,219	$3,219
Total assets	322,580	330,194
Total debt	163,122	152,420
Stockholders’ equity	7,864	32,244

(1)	Stock-based compensation expense for fiscal 2004 and 2005 represents compensation expense related to stock issued in exchange for a nonrecourse note and stock appreciation rights representing variable awards to our employees under our previous stock appreciation rights and option programs which were terminated at the time of the recapitalization. Stock compensation expense for the nine months ended December 31, 2006, the 12 months ended December 31, 2006, and the pro forma 12-months ended December 31, 2006 represents compensation expense of share-based payment awards in accordance with the provisions of Financial Accounting Standards No. 123 (revised 2004), Share-Based Payment (SFAS 123R).
(2)	Prior to October 2005, we sold third-party extended service plans, or ESPs, on appliances and sold our own self-insured ESPs on electronics. We also maintained a service and repair network to service the electronics ESPs we sold and to do repair work on behalf of certain electronics manufacturers for manufacturer warranty claims. In October 2005, we began outsourcing our self-insured electronics warranties and exited the product service business to remove exposure to warranty liabilities and reduce the costs and complexity associated with product service and repair. The gain reflects the transfer of our existing extended service plan liabilities on electronics to General Electric Company, or GE, the party that serviced our appliance warranties less the payment made to GE.
(3)	This amount represents the restructuring charges related to the outsourcing of our product service and repair offerings.
(4)	For all periods prior to the recapitalization, we operated as an S corporation and were not subject to U.S. federal and certain state income taxes. Upon the closing of the recapitalization, we became subject to U.S. federal and certain state and local income taxes applicable to C corporations.
(5)	Basic net income per share is calculated by dividing net income by the weighted-average number of common shares outstanding.
(6)	Diluted net income per share is calculated by dividing net income by the weighted-average number of common shares outstanding adjusted by the number of additional shares that would have been outstanding had the potentially dilutive common shares from outstanding options and stock appreciation rights been issued.
(7)	EBITDA represents net income before income tax expense, interest income, interest expense, depreciation and amortization. We have presented EBITDA because we consider it an important supplemental measure of our performance and believe it is frequently used by analysts, investors and other interested parties in the evaluation of companies in our industry. Management uses EBITDA as a measurement tool for evaluating our actual operating performance compared to budget and prior periods. Other companies in our industry may calculate EBITDA differently than we do. EBITDA is not a measure of performance under GAAP and should not be considered as a substitute for net income prepared in accordance with GAAP. EBITDA has limitations as an analytical tool, and you should not consider it in isolation or as a substitute for analysis of our results as reported under GAAP. Some of these limitations are:

•	EBITDA does not reflect our cash expenditures, or future requirements, for capital expenditures or contractual commitments;

•	EBITDA does not reflect interest expense or the cash requirements necessary to service interest or principal payments on our debt;

•	EBITDA does not reflect tax expense or the cash requirements necessary to pay for tax obligations; and

•

Although depreciation and amortization are non-cash charges, the asset being depreciated and amortized will often have to be replaced in the future, and EBITDA does not reflect any cash requirements for such replacements.

•	We compensate for these limitations by relying primarily on our GAAP results and using EBITDA only as a supplement.

(8)	Adjusted EBITDA is defined as EBITDA without giving effect to certain stock-based compensation, the consolidation of the variable interest entities which are no longer consolidated, the non-capitalized transaction costs related to the recapitalization, the restructuring charges related to the outsourcing of our product service and repair offerings, the gain on transfer of extended maintenance obligations, the gain related to the early extinguishment of debt, the IPO reorganization, this offering and the 2007 debt refinancing. We have presented Adjusted EBITDA because we believe that the exclusion of these non-recurring items is necessary to provide the most accurate measure of our core operating results and as a means to evaluate period-to-period results. We have provided this information to analysts, investors and other third parties to enable them to perform more meaningful comparisons of past, present, and future operating results and as a means to evaluate the results of our on-going operations. Management uses Adjusted EBITDA to determine payment levels on our executives’ incentive compensation plan as well as our compliance with certain covenants under our credit agreement that are calculated based on similar measures. Other companies in our industry may calculate Adjusted EBITDA differently than we do. Adjusted EBITDA is not a measure of performance under GAAP and should not be considered as a substitute for net income prepared in accordance with GAAP. Adjusted EBITDA has limitations as an analytical tool, and you should not consider it in isolation or as a substitute for analysis of our results as reported under GAAP. Some of these limitations are:

•	Adjusted EBITDA does not reflect our cash expenditures, or future requirements, for capital expenditures or contractual commitments;

•	Adjusted EBITDA does not reflect interest expense or the cash requirements necessary to service interest or principal payments on our debt;

•	Adjusted EBITDA does not reflect tax expense or the cash requirements necessary to pay for tax obligations; and

•

Although depreciation and amortization are non-cash charges, the asset being depreciated and amortized will often have to be replaced in the future, and Adjusted EBITDA does not reflect any cash requirements for such replacements.

We compensate for these limitations by relying primarily on our GAAP results and using Adjusted EBITDA only as a supplement.

The following table contains a reconciliation of our net income determined in accordance with GAAP to EBITDA and Adjusted EBITDA:

	Fiscal Year Ended March 31,			Nine Months Ended December 31, 2006		12 Months Ended December 31, 2006	Pro Forma 12 Months Ended December 31, 2006
	2004	2005	2006	2005	2006
Net income	$28,208	$29,248	$22,215	$18,469	$13,015	$16,761	$20,255
Income tax (benefit) expense	—	(14,780)	18,664	16,230	9,072	11,506	13,835
Interest income	(278)	(977)	(231)	(189)	(66)	(108)	(108)
Interest expense	1,052	3,866	19,000	14,495	13,624	18,129	11,827
Depreciation and amortization	9,371	8,635	10,459	7,803	8,981	11,637	11,637

EBITDA	38,353	25,992	70,107	56,808	44,626	57,925	57,446
Stock-based compensation adjustment(a)	2,390	9,277	—	—	—	—	—
De-consolidation adjustment(b)	(1,956)	(1,719)	—	—	—	—	—
Recapitalization transaction costs(c)	—	4,745	—	—	—	—	—
Restructuring charges related to service exit(d)	—	—	2,378	2,520	—	(142)	(142)
Gain on transfer of extended maintenance obligations(e)	—	—	(27,850)	(27,850)	—	—	—
Gain related to early extinguishment of debt(f)	—	—	(39)	—	(440)	(479)	—

Adjusted EBITDA	$38,787	$38,295	$44,596	$31,478	$44,186	$57,304	$57,304

(a)	Represents stock-based compensation expense recognized in fiscal 2004 and 2005 related to stock issued in exchange for a nonrecourse note and stock appreciation rights representing variable awards granted to our employees.
(b)	Reflects amounts required to be included in our financial statements from the consolidation of certain variable interest entities that lease property to us. These adjustments add back rent expense paid to related entities, eliminate the depreciation and amortization related to the leased properties and eliminate the minority interest and the interest related to third-party secured debt on some of the leased property.
(c)	Represents the non-capitalized costs associated with the recapitalization transaction.
(d)	Represents restructuring charges related to the outsourcing of our product service and repair offerings.
(e)	Represents the gain on the transfer of certain extended service plan warranties.
(f)	Represents the gain related to the early extinguishment of debt. These adjustments represent the difference between the purchase price and the carrying value of our senior notes, as well as the associated write-off of debt issuance costs.

(9)	Net sales per store is calculated by dividing net sales for the trailing 12-month period, as adjusted to exclude service revenues, for stores open the entire period by the number of stores open the entire period. Net sales excludes service revenues of $11,507, $13,670, $7,443, $7,443, $0, $0 and $0 for fiscal 2004, 2005, 2006, the nine months ended December 31, 2005 and 2006, the 12 months ended December 31, 2006 and the pro forma 12 months ended December 31, 2006, respectively.
(10)	Net sales per square foot is calculated by dividing net sales for the trailing 12-month period, as adjusted to exclude service revenues, for stores open the entire period by the total square feet for those stores. Net sales excludes service revenues of $11,507, $13,670, $7,443, $7,443, $0, $0 and $0 for fiscal 2004, 2005, 2006, the nine months ended December 31, 2005 and 2006, the 12 months ended December 31, 2006 and the pro forma 12 months ended December 31, 2006, respectively.
(11)	Comprised of net sales at stores operating for at least 14 full months, including remodeled and relocated locations and our website.
(12)	Inventory turnover for the specified period is calculated by dividing our cost of goods sold for the trailing 12-month period by the average of the beginning and ending inventory for that period.

RISK FACTORS

You should carefully consider the following risk factors in addition to the other information presented in this prospectus before investing in our common stock. Any of the following risks could materially adversely affect our business, financial condition, results of operations or cash flow. The risks below are not the only ones facing our company. Additional risks not known to us or that we currently deem immaterial also may materially adversely affect us. If any of the following risks and uncertainties actually occur, you may lose all or part of your original investment.

Risks Relating to Our Business

We face significant competition, which could reduce our share of the market for home appliances and consumer electronics and our net sales. Competition could also cause us to increase expenditures, cause us to reduce our prices or margins and impact our comparable store sales.

The retail market for major home appliances and consumer electronics is intensely competitive. We currently compete against a diverse group of national retailers, including Best Buy, Circuit City, Sears, Lowe’s and Home Depot, locally-owned regional or independent specialty retail stores and mass merchandisers that sell many of the same or similar consumer electronics and major home appliances. There are few barriers to entry and as a result new competitors may enter our existing or new markets at any time.

We may not be able to compete successfully against existing and future competitors. Some of our competitors have financial resources that are substantially greater than ours and may be able to purchase inventory at lower prices. Our competitors may respond more quickly to new or emerging technologies and may have greater resources to devote to discounts, promotions and sales of products and services. They may also have financial resources that enable them to weather economic downturns better than us.

Our existing competitors or new entrants into our industry may use a number of different strategies to compete against us, including:

•	lower pricing;

•	more aggressive advertising and marketing;

•	enhanced product and service offerings;

•	extension of credit to customers on terms more favorable than we make available;

•	innovative store formats; and

•	improved retail sales methods.

Competition could cause us to lose market share, net sales and customers, increase expenditures or reduce prices or margins, any of which could have a material adverse effect on our business and results of operations. In addition, competition could have an impact on our comparable store sales.

Our growth strategy depends in part on our ability to open and profitably operate new stores in existing and new geographic markets. If we fail to successfully manage the challenges our planned growth poses, fail to maintain our financial and internal controls and systems or encounter unexpected difficulties during our expansion, our net sales and profitability could be materially adversely affected.

We opened nine stores in each of fiscal 2006 and fiscal 2007 and acquired one store during fiscal 2007. In fiscal 2008, we plan to open 13 to 15 stores. New stores that we open may not be profitable or may take longer than planned to open or to reach desired levels of profitability. Furthermore, the addition of new stores in existing markets may adversely affect the performance of nearby stores. Collectively, these circumstances could lower our profit, operating income and profit margins. There are a number of factors that could affect our ability to open or acquire as well as operate new stores at profitable levels consistent with our existing stores, including:

•	competitors, consumer tastes and discretionary spending patterns in adjacent and new markets that are different from those in our existing markets;

•	the failure to open enough stores in new markets to achieve a sufficient market presence to compete successfully;

•	the inability to identify and acquire suitable store sites and to negotiate acceptable leases for these sites;

•	difficulties associated with the hiring, training and retention of additional sales personnel and store managers;

•	the inability to obtain government approvals, licenses and permits in a timely manner;

•	the failure to adequately supervise construction and manage development costs;

•	the inability to secure adequate landlord financing;

•	difficulties or delay in obtaining construction materials and labor; and

•	problems or delays in pre-opening store promotion and related publicity.

In addition, our growth plans will require management to expend significant time, effort and resources to ensure the continuing adequacy of our financial and other internal controls, operating procedures, information systems, product purchasing, inventory management, warehousing and distribution systems and employee training programs. We may not be able to effectively manage these increased demands or respond on a timely basis to the changing demands that our planned expansion will impose on our management, financial and other internal controls and information systems. If we fail to successfully manage the challenges our planned growth poses, fail to improve these systems and controls or encounter unexpected difficulties during our expansion, our net sales and profitability could be materially adversely affected.

If new products are not introduced or consumers do not accept new products, our net sales and profitability may decline.

Our ability to maintain and increase net sales and profitability depends to a large extent on the periodic introduction and availability of new products and technologies. The consumer electronics industry depends on new products to drive comparable store sales increases. Typically new consumer electronic products are introduced at relatively high price points, which are then generally reduced over time to spur consumer demand, often becoming lower-margin and commoditized. Consequently, we believe that the introduction and continued growth in consumer acceptance of new products, such as flat panel televisions, high-definition DVD recorders and three-door refrigeration, will have a significant impact on our ability to maintain and increase our net sales and profitability. Many of these new products contain the latest technology. The benefits of technology may not be fully realized without the cooperation of third-party broadcasters, governmental entities and others to facilitate and promote the use of this technology, all of which could affect the success of new consumer electronics or appliance technologies.

Our failure to effectively manage a product transition could reduce the demand for our products and the profitability of our operations. Continuing improvements in technology mean frequent new product introductions, short product life cycles, and improvement in product performance characteristics. Product transitions present execution challenges and risks for us. If we are unable to effectively manage a product transition, our business and results of operations could be adversely affected.

A disruption in our relationships with, or in the operations of, any of our key suppliers could cause our net sales and profitability to decline.

The success of our business and our growth strategy depends to a significant degree on our relationships with our suppliers. Our largest suppliers include Frigidaire, Hitachi, Sony, Toshiba and Whirlpool. Whirlpool and Frigidaire each represented more than 10% of our total purchases in fiscal 2006. We do not have long-term supply agreements or exclusive arrangements with our major suppliers. We typically order our inventory through the issuance of individual purchase orders to vendors. We have no contractual assurance of the continued supply of merchandise in the amount and assortment we currently offer our customers and we may be subject to rationing by suppliers. In addition, we rely heavily on a relatively small number of suppliers. Our top ten and 20 suppliers represented 72.2% and 87.0%, respectively, of our purchases in fiscal 2006. The loss of any one or more of our key vendors or our failure to establish and maintain relationships with these and other vendors could materially adversely affect our supply and assortment of products, as we may not be able to find suitable replacements to supply products at competitive prices.

If we fail to anticipate changes in consumer preferences, our net sales and profitability may decline.

Our products must appeal to a broad range of consumers whose preferences cannot be predicted with certainty and are subject to change. Our success depends upon our ability to anticipate and respond in a timely manner to trends in consumer preferences relating to major household appliances and consumer electronics. Significant deviations from the anticipated consumer preferences for the products we sell could result in lost sales and lower margins due to the need to mark down excess inventory. For example, we anticipated an increase in flat and large screen television sales by remodeling many of our stores to include plasma and LCD television display walls. Similarly, we added fully operational kitchens in several of our locations as we began to offer home appliances with added features. Had we misjudged the market for these products, we not only would have had excess inventory, but our remodeling expenses would have decreased our net sales, profitability and cash flow without the counterbalance of the increased sales of these products.

If we cannot attract and retain highly qualified sales personnel and store managers, our level of customer service may decline, which may decrease our net sales and profitability.

A key element of our competitive strategy is to provide product expertise to our customers through our extensively trained, commissioned sales associates which, we believe, results in more of our customers purchasing higher-margin, feature-rich products. If we are unable to attract and retain qualified personnel as needed in the future, including qualified sales personnel and candidates for our manager-in-training, or MIT, program, our level of customer service may decline, which may decrease our net sales and profitability.

We have significant future capital needs that we may be unable to fund and this failure could curtail our projected growth.

Our expansion plans will require substantial capital, including funds for capital expenditures, pre-opening costs, working capital requirements and initial operating losses related to new store openings. We also require additional capital for remodeling and renovating our existing stores and to transition to a new management information system. Gross capital expenditures during fiscal 2006, prior to any forward funding arrangements, were $19 million and we estimate that gross capital expenditures for fiscal 2007 will range from $18 million to $20 million. See “—Any failure of our information technology infrastructure, or any delay or problem with the upgrading of our existing management information system, could cause a disruption in our business and increase costs.” If the cash provided by operating activities, available borrowings under our revolving credit facility and proceeds from sale and leaseback transactions are not sufficient to fund our operations, store expansion and renovation activities and infrastructure and information technology investment, we may be required to seek additional capital. If we are not able to obtain such additional financing on favorable terms, we may need to curtail our expansion plans and defer some or all of the upgrade of our management information system.

Due to the concentration of our stores in Ohio, Indiana, Georgia, Tennessee, Kentucky, North Carolina, South Carolina and Alabama, we are subject to risks from economic downturns as well as from weather conditions and natural disasters in these areas, which could negatively impact our net sales and reduce our profitability.

Our stores are located in Ohio, Indiana, Georgia, Tennessee, Kentucky, North Carolina, South Carolina and Alabama. We therefore have exposure to these local economies as well as weather conditions and natural disasters occurring in these states. If these markets individually or collectively suffer an economic downturn or other adverse event, there could be an adverse impact on our comparable store sales, net sales and profitability and our ability to implement our planned expansion program. Several of our larger competitors operate stores nationwide and thus are not as vulnerable as we are to these risks. In addition, our net sales depend on discretionary consumer spending, which may decrease on a regional or national basis due to a number of factors beyond our control, including unfavorable economic conditions, increases in consumer debt levels, unemployment or inflation, or other factors that adversely affect consumer confidence.

A natural disaster or other disruption at our central distribution centers could cause us to lose merchandise and be unable to effectively deliver to our customers and stores, which could reduce our profits.

We currently rely on two central distribution centers in Atlanta and Indianapolis to handle our distribution needs. Any natural disaster or other serious disruption to these centers due to fire, tornado or any other calamity could damage a significant portion of our inventory, and materially impair our ability to adequately stock our stores and deliver merchandise to customers and could result in decreased net sales, increased costs and reduced profits.

Our quarterly results fluctuate due to seasonal demand for our products and if we miscalculate this demand our net sales and profitability could decline.

We experience seasonal fluctuations in our net sales and operating results due in part to seasonal shopping patterns. For example, in fiscal 2007 and 2006, we generated 31.6% and 31.2%, respectively, of our net sales in the fiscal quarter ended December 31, which includes the holiday selling season. We also incur significant additional costs and expenses during this fiscal quarter due to increased staffing levels and higher purchase volumes. If we miscalculate the demand for our products generally or for our product mix during the fiscal quarter ending December 31, our net sales could decline, resulting in excess inventory, which could tie up our working capital and revolving credit facility, as well as lower our profit margin as a result of product markdowns. A shortfall in expected net sales, combined with our significant additional expenses during these fiscal quarters, could cause a significant decline in our operating results.

If we are unable to retain key management, we could have difficulty implementing our business strategy, which may result in reduced net sales, operating margins and profitability.

We are dependent on the skills, experience and continued service of our Chairman and Chief Executive Officer and our President and Chief Operating Officer, and other key personnel. We entered into employment agreements with our key officers which include secrecy, non-competition and other customary provisions. If these individuals cease to be active in the management of our business, or if these individuals decide to join a competitor or otherwise compete directly or indirectly with us, our business and operations could be harmed, and we could have difficulty in implementing our strategy, which may result in reduced net sales, operating margins and profitability.

If our third-party delivery service is unable to meet our promised delivery schedule, our net sales may decline due to a decline in customer satisfaction.

We offer same-day delivery on virtually all of the products we sell. A majority of our deliveries is outsourced to a third-party delivery service. Our third-party delivery service is subject to risks that are beyond our control. If our products are not delivered to our customers on time, our customers may cancel their orders or we may lose business from these customers in the future. As a result, our net sales and profitability may decline.

Changes in trade regulations, currency fluctuations and other factors beyond our control could negatively affect our net sales, profitability and competitive position.

A significant portion of our inventory is manufactured outside the United States. Changes in trade regulations, currency fluctuations, economic or political instability, natural disasters, public health emergencies and other factors beyond our control may increase the cost of items we purchase or create shortages of these items, which in turn could have a material adverse effect on our cost of goods, or may force us to increase prices, thereby adversely impacting net sales and profitability. Conversely, significant reductions in the cost of these items in U.S. dollars may cause a significant reduction in the retail prices of those products, enabling price competition that adversely impacts net sales and profitability, as well as our competitive position.

Any failure of our information technology infrastructure, or any delay or problem with the upgrading of our existing management information system, could cause a disruption in our business and increase costs.

Our ability to operate our business from day to day largely depends on the efficient operation of our management information system. We use our management information system to conduct our operations and for critical corporate and business planning functions, including store operations, sales management, merchandising, marketing, supply chain and inventory management, financial reporting and accounting, delivery and other customer services and various administrative functions. Our management information system is vulnerable to damage or interruption from:

•	power loss, computer systems failures and internet, telecommunications or data network failures;

•	operator negligence or improper operation by, or supervision of, employees;

•	physical and electronic loss of data or security breaches, misappropriation and similar events;

•	computer viruses;

•	acts of terrorism;

•	intentional acts of vandalism and similar events; and

•	hurricanes, fires, floods and other natural disasters.

The software that we have implemented may contain previously undetected errors that could cause our network to fail or compromise the integrity of our data. Any failure that is not contained by our disaster recovery plan could cause an interruption in our operations and adversely affect our financial results.

In addition, our existing computer hardware platform and several key business software applications will no longer be supported by our primary vendor after December 31, 2008. We have commenced a multi-phase plan for transitioning to a new management information system over the next two years. Our current estimate of the additional capital expenditures related to the project is approximately $7 million to $10 million over the next two years. This estimate could increase if we are required to accelerate the implementation of our transition plan. Our transition to the new management system may not be completed in the expected timeframe, and may result in significant costs.

Risks Related to this Offering and Ownership of our Common Stock

There has been no prior trading market for our common stock, and an active trading market may not develop or be sustained following this offering.

Prior to this offering, there has been no public market for our common stock, and we cannot assure you that an active trading market will develop or be sustained after this offering. The initial public offering price will be negotiated between us and representatives of the underwriters and may not be indicative of the market price of our common stock after this offering. Consequently, you may not be able to sell shares of our common stock at prices equal to or greater than the price paid by you in the offering.

Our stock price may be volatile, and you could lose all or part of your investment.

The market for equity securities has been extremely volatile. The following factors could cause the price of our common stock in the public market to fluctuate significantly from the price you will pay in this offering:

•	actual or anticipated variations in our quarterly results of operations;

•	changes in market valuations of companies in the consumer electronics and home appliances industries;

•	changes in expectations of future financial performance or changes in estimates of securities analysts;

•	fluctuations in stock market prices and volumes;

•	issuances of common stock or other securities in the future;

•	the addition or departure of key personnel; and

•	announcements by us, our competitors or our suppliers of acquisitions, investments or strategic alliances.

Volatility in the market price of our common stock may prevent investors from being able to sell their common stock at or above the public offering price.

The sale of a substantial number of shares of our common stock after this offering may cause the market price of our common stock to decline.

If our existing stockholders sell shares of common stock in the public market following this offering, including shares issued upon the exercise of outstanding options, or if the market perceives that these sales could occur, the market price of our common stock could decline. These sales also might make it more difficult for us to sell equity or equity-related securities in the future at a time and price that we deem appropriate, or to use equity as consideration for future acquisitions.

Upon completion of this offering, we will have              outstanding shares of common stock, assuming no exercise of outstanding options. After this offering, approximately              shares, including the shares to be sold in this offering, will be freely tradable.              shares and              shares issuable upon exercise of outstanding options are subject to lock-up agreements in which the holders have agreed not to sell any shares for 180 days after the date of this prospectus without the prior written consent of Credit Suisse Securities (USA) LLC and Lehman Brothers Inc. The shares and shares subject to options that are subject to lock-up agreements generally will be available for sale after the end of the lock-up period.

We have also entered into a registration rights agreement that will obligate us, after completion of this offering, to register for public resale an aggregate of              shares of outstanding common stock, at the option of the shareholders who are parties to that agreement. However, under the registration rights agreement, Jerry W. Throgmartin has agreed, and under the lock-up agreements described above the holders of registrable shares have agreed, not to exercise their registration rights for 180 days following this offering. If, upon the expiration of the lock-up agreements, all or a portion of these shareholders exercise their right to require us to register their shares for resale and sell shares of common stock in the public market, the market price of our common stock could decline.

We have anti-takeover defense provisions in our certificate of incorporation and bylaws and provisions in our debt instruments that may deter potential acquirors and depress the price of our common stock.

Our certificate of incorporation and bylaws contain provisions that could have the effect of making it more difficult for a third party to acquire, or of discouraging a third party from attempting to acquire, control of us. These provisions:

•	authorize our board of directors to issue “blank check” preferred stock and determine the powers, preferences and privileges of those shares without prior stockholder approval;

•	limit the calling of special meetings of stockholders; and

•

impose a requirement that an affirmative vote of the holders of 66 2/3% of the outstanding shares of common stock is required to amend certain provisions of the certificate of incorporation and bylaws.

Our debt instruments also contain provisions that could have the effect of making it more difficult or less attractive for a third party to acquire, or of discouraging a third party from attempting to acquire, control of us. Specifically, the terms of our senior notes require that they be redeemed at a premium over their principal amount in the event that we undergo a change of control. In addition, our existing credit facility provides that a change of control constitutes an event of default under that facility and will cause the borrowing under our credit facility to become immediately due. Our future debt agreements, including our new credit facilities, may contain similar provisions. The need to repay all of this indebtedness may deter potential third parties from acquiring us.

Under these various provisions in our certificate of incorporation, bylaws and debt instruments, a takeover attempt or third-party acquisition of us, including a takeover attempt that may result in a premium over the market price for shares of our common stock, could be delayed, deterred or prevented. In addition, these provisions may prevent the market price of our common stock from increasing in response to actual or rumored takeover attempts and may also prevent changes in our management. As a result, these anti-takeover and change of control provisions may limit the price investors are willing to pay in the future for shares of our common stock.

Our executive officers, directors and current principal stockholders own a large percentage of our voting common stock and could limit new stockholders’ influence on corporate decisions.

Immediately after this offering, our executive officers, directors, current holders of more than 5% of our outstanding common stock and their respective affiliates will beneficially own, in the aggregate, approximately         % of our outstanding common stock. Should some of these stockholders act together, they would be able to control all matters requiring approval by our stockholders, including mergers, sales of assets, the election of directors, the approval of mergers or other significant corporate transactions. The interests of these stockholders may not always coincide with our corporate interests or the interests of other stockholders, and they may act in a manner with which you may not agree or that may not be in the best interests of our other stockholders.

We do not currently intend to pay dividends on our common stock in the foreseeable future.

We currently intend to retain our future earnings to fund the development and growth of our business. It is uncertain when, if ever, we will pay dividends to our stockholders. Our existing credit facility prohibits us from paying dividends, and future debt agreements, including our new credit facilities, may contain similar prohibitions. In addition, our principal assets are equity interests in our subsidiaries, and we would have to rely on distributions from these subsidiaries if we were to pay any dividends to our stockholders. You should not invest in our common stock if you require or expect dividend income. For the foreseeable future, we expect that the only return on an investment in us, if any, would come from the capital appreciation of our common stock.

CAUTIONARY NOTE REGARDING FORWARD-LOOKING STATEMENTS

This prospectus includes forward-looking statements. These statements may be identified by the use of forward-looking terminology such as “anticipate,” “believe,” “continue,” “could,” “estimate,” “expect,” “intend,” “may,” “might,” “plan,” “potential,” “predict,” “should,” or “will,” or the negative thereof or other variations thereon or comparable terminology. In particular, statements about our expectations, beliefs, plans, objectives, assumptions or future events or performance relating to store growth, expansion into new markets, generation of free cash flow, sales trends of particular lines of merchandise and other statements contained in this prospectus, including certain statements under the headings “Prospectus Summary,” “Risk Factors,” “Unaudited Pro Forma Condensed Consolidated Financial Statements,” “Management’s Discussion and Analysis of Financial Condition and Results of Operations,” “Industry Overview” and “Business,” are forward-looking statements.

We have based these forward-looking statements on our current expectations, assumptions, estimates and projections. While we believe these expectations, assumptions, estimates and projections are reasonable, these forward-looking statements are only predictions and involve known and unknown risks and uncertainties, many of which are beyond our control. These and other important factors, including those discussed in this prospectus under the headings “Prospectus Summary,” “Risk Factors,” “Unaudited Pro Forma Condensed Consolidated Financial Statements,” “Management’s Discussion and Analysis of Financial Condition and Results of Operations,” “Industry Overview” and “Business,” may cause our actual results, performance or achievements to differ materially from any future results, performance or achievements expressed or implied by these forward-looking statements. Some of the key factors that could cause actual results to differ from our expectations are:

•	changes in consumer preferences;

•	our ability to effectively manage and monitor our operations, costs and service quality;

•	competition in existing, adjacent and new markets;

•	our reliance on a small number of suppliers;

•	rapid inflation or deflation in core product prices;

•	the failure of manufacturers to introduce new products and technologies;

•	customer acceptance of new technology;

•	our dependence on our key management personnel and our ability to attract and retain qualified sales personnel;

•	our ability to negotiate with our suppliers to provide products on a timely basis at competitive prices;

•	the identification and acquisition of suitable sites for our stores and the negotiation of acceptable leases for those sites;

•	the effect of general and regional economic, housing and employment conditions on our net sales;

•	fluctuation in seasonal demand;

•	our ability to maintain our rate of growth and penetrate new geographic areas;

•	our ability to locate suitable new store sites;

•	our ability to obtain additional financing and maintain our credit facilities;

•	our ability to maintain and upgrade our information technology systems;

•	the effect of a disruption at our central distribution centers;

•	changes in cost for print, radio and television advertising; and

•	changes in trade regulations, currency fluctuations and prevailing interest rates.

Other factors that could cause actual results to differ from those implied by the forward-looking statements in this prospectus are more fully described in the “Risk Factors” section and elsewhere in this prospectus. Given these risks and uncertainties, you are cautioned not to place undue reliance on these forward-looking statements. The forward-looking statements included in this prospectus are made only as of the date hereof. We do not undertake and specifically decline any obligation to update any of these statements or to publicly announce the results of any revisions to any of these statements to reflect future events or developments.

MARKET AND INDUSTRY DATA AND FORECASTS

In this prospectus, we rely on and refer to information and statistics regarding the consumer electronics and home appliances industries. We obtained this information and statistics from various third-party sources, discussions with our customers and vendors and our own internal estimates. We believe that these sources and estimates are reliable but have not independently verified them and cannot guarantee their accuracy or completeness.

In addition, certain data included in this prospectus regarding markets and ranking, including the size of certain markets and our position and the position of our competitors within these markets, and other data, are based on our management’s knowledge and experience in the markets and industries in which we operate. Our estimates have been based on information obtained from our customers, suppliers and other contacts in the markets and industries in which we operate. However, this information may prove to be inaccurate because of the method by which we obtained some of the data for our estimates or because this information cannot always be verified with complete certainty due to the limits on the availability and reliability of raw data, the voluntary nature of the data gathering process and other limitations and uncertainties inherent in data gathering. As a result, you should be aware that market, ranking and other similar data included in this prospectus, and estimates and beliefs based on that data, may not be reliable, and we cannot guarantee the accuracy or completeness of such information.

We refer to the term “EBITDA” and “Adjusted EBITDA” in various places in this prospectus. EBITDA is defined by us as net income before income tax expense, interest income, interest expense, depreciation and amortization and cumulative effect of a change in accounting principle. EBITDA and Adjusted EBITDA are not measures of operating performance under U.S. generally accepted accounting principles, or GAAP, and should not be considered as a substitute for net income, cash flows from operating activities and other income or cash flow statement data. EBITDA and Adjusted EBITDA as defined by us may not be comparable to similar non-GAAP measures presented by other issuers. We include EBITDA and Adjusted EBITDA in this prospectus as one measure of operating performance. Please see footnotes (7) and (8) of “Summary Historical and Pro Forma Consolidated Financial and Other Data” for a more thorough discussion of our use of EBITDA and Adjusted EBITDA in this prospectus. In addition, we refer to the term “four-wall EBITDA” which is defined by us as store-level operating income before depreciation, including store wages, rent, other store operating expenses, net advertising expense and distribution costs.

REGISTERED TRADEMARKS

This prospectus refers to trademarks owned by us. The trademarks we own include hhgregg®, HHGREGG.COM™, H.H. Gregg Appliances Electronics Computers™, WELCOME TO THE REVOLUTION™, HHG™ and Fine Lines®. This prospectus also includes product names and other trade names and service marks owned by other companies. The tradenames and service marks of other companies are the property of such other companies.

THE RECAPITALIZATION

We consummated a recapitalization of Gregg Appliances on February 3, 2005. As part of the recapitalization, a wholly owned subsidiary of GIC, an entity formed by an affiliate of Freeman Spogli, merged with and into Gregg Appliances and GIC acquired $111.2 million of equity of Gregg Appliances. In connection with the recapitalization, total consideration of approximately $286.4 million was paid to the then existing equity holders of Gregg Appliances. As part of the consideration, Gregg Appliances issued to certain of our stockholders $25.0 million principal amount of junior notes, which will be redeemed as required by their terms with the proceeds of this offering. Three of our management stockholders retained a portion of the common stock of Gregg Appliances held by them before the recapitalization.

Freeman Spogli is a private equity firm dedicated to investing and partnering with management in companies in the retailing, direct marketing and distribution industries in the United States. Since its founding in 1983, Freeman Spogli has invested approximately $2.4 billion of equity in 41 portfolio companies with aggregate transaction values in excess of $16.0 billion.

IPO REORGANIZATION

hhgregg, Inc., the Issuer, is a recently formed Delaware corporation and does not have any independent operations. As of the date of this prospectus, the Issuer is a stand-alone entity with no assets or operations. Prior to the effectiveness of the registration statement on Form S-1 of which this prospectus is a part, Gregg Appliances will become a wholly owned subsidiary of the Issuer. The diagram below illustrates the ownership structure of Gregg Appliances prior to the IPO reorganization described below. The ownership percentages presented in the charts below exclude all outstanding options.

Structure Prior to IPO Reorganization

Immediately prior to the effectiveness of the registration statement on Form S-1 of which this prospectus is a part, GIC and the Management Stockholders will contribute their shares of Gregg Appliances to the Issuer in exchange for common stock of the Issuer. As a result of this contribution, GIC and the Management Stockholders will own common stock of the Issuer in the same proportion as their ownership in Gregg Appliances prior to this contribution, and Gregg Appliances will be a wholly owned subsidiary of the Issuer. In addition, the Issuer will assume all outstanding options to purchase common stock of Gregg Appliances held by the directors, officers and employees of Gregg Appliances. Immediately after the contribution, GIC will be dissolved, and the common stock of the Issuer held by GIC will be distributed to its members in proportion to their ownership interest in GIC. These transactions are referred to in this prospectus as the IPO reorganization. In the above chart, the “Non-Management Members” of GIC includes Freeman Spogli, and the “Management Stockholders” of Gregg Appliances include Jerry W. Throgmartin, Dennis L. May and Gregg W. Throgmartin.

In connection with this offering, we intend to repurchase all of our outstanding junior notes and senior notes and refinance our existing credit facilities. The diagram below illustrates our ownership structure following the IPO reorganization and sale of common stock by us and the selling stockholders in this offering.

Structure Following IPO Reorganization

Other than its ownership interest in Gregg Appliances, the Issuer will not have any independent operations. The Issuer will derive all of its revenues and cash flow from its subsidiary, Gregg Appliances. HHG Distributing, LLC is a wholly owned subsidiary of Gregg Appliances and has substantially no assets or operations.

2007 DEBT REFINANCING

In connection with the consummation of this offering, we intend to amend and restate our existing $75 million revolving credit facility to, among other things, increase the amount to $100 million, and enter into a new $100 million term loan B. In addition, we intend to offer to purchase all of our outstanding senior notes pursuant to a tender offer we commenced on                     , 2007 and redeem all of our outstanding junior notes pursuant to their terms.

USE OF PROCEEDS

The estimated net proceeds to us from this offering will be approximately $             million based on an assumed initial public offering price of $             per share, the mid-point of the price range set forth on the front cover of this prospectus after deducting estimated discounts, commissions and expenses payable by us. We intend to use the net proceeds from this offering, together with cash on hand and borrowings under our new credit facilities, to (i) redeem $25.0 million in aggregate principal amount of our junior notes pursuant to their terms and (ii) offer to purchase all of our outstanding senior notes pursuant to the tender offer we commenced on                     , 2007. The junior notes and the senior notes accrue interest at 6% and 9%, respectively, and have a maturity date of February 3, 2015 and February 1, 2013, respectively. Until the proceeds are used for these purposes, we intend to invest the proceeds in cash and cash equivalents. We will not receive any of the proceeds from the sale of shares of common stock offered by the selling stockholders.

DIVIDEND POLICY

We have not declared or paid any cash dividend on our capital stock since the recapitalization on February 3, 2005. We currently intend to retain any future earnings and do not expect to pay any dividends in the foreseeable future.

The terms of our existing revolving credit facility and senior notes indenture place restrictions on our ability to pay dividends and otherwise transfer assets to our stockholders and our future debt agreements, including our new credit facilities, will contain similar restrictions.

CAPITALIZATION

The following table sets forth our cash and cash equivalents and capitalization as of December 31, 2006 (1) on an actual basis and (2) as adjusted to give pro forma effect to the IPO reorganization, this offering and the 2007 debt refinancing. The table below should be read in conjunction with “Use of Proceeds,” “Management’s Discussion and Analysis of Financial Condition and Results of Operations,” “Unaudited Pro Forma Consolidated Financial Statements” and the historical consolidated financial statements of Gregg Appliances and related notes included elsewhere in this prospectus.

	As of December 31, 2006
	Actual	Pro Forma
	(unaudited) (dollars in thousands)

Cash and cash equivalents	$3,219	$3,219

Revolving credit facility(1)	—	52,420	(2)

New term loan	—	100,000	(3)

Senior notes	145,000	—	(4)

Junior notes	18,122	—	(5)

Total debt	163,122	152,420

Total stockholders’ equity	7,864	32,244	(6)

Total capitalization	$170,986	$184,664

(1)	The existing revolving credit facility provides for up to $75 million in borrowings and includes a $25 million sub-limit for letters of credit. Borrowings under the revolving credit agreement are subject to a borrowing base calculation based on specified percentages of eligible accounts receivable and inventories. The existing revolving credit facility has a scheduled maturity of February 3, 2010. The amount outstanding under our revolving credit facility does not reflect outstanding letters of credit totaling $3.1 million as of December 31, 2006.
(2)	Simultaneously with the closing of this offering, we expect to enter into an amended and restated $100 million revolving credit facility with a $ million sub-limit for letters of credit. Borrowings under the amended and restated revolving credit agreement will be subject to a borrowing base calculation based on specified percentages of eligible accounts receivable and inventories. The amended and restated revolving credit facility is expected to have a five-year term. It is expected that the amended and restated revolving credit facility would have $52.4 drawn as of December 31, 2006 on a pro forma basis to pay fees and expenses associated with this offering and to fund a portion of the 2007 debt refinancing. We expect that the amount drawn on our amended and restated revolving credit facility will decrease by approximately $11.5 million for every $10 million of senior notes not purchased.
(3)	In connection with the closing of this offering, we expect to enter into a new $100 million term loan B. We expect the new term loan B will have a six-year term. The proceeds will be used to fund the 2007 debt refinancing.
(4)	We intend to offer to purchase all of our outstanding senior notes pursuant to a tender offer we commenced on , 2007. We have assumed that 100% of the senior notes will be purchased in the tender offer and that the purchase price will be based on the reference treasury rate plus a market premium plus interest to the closing date of the tender offer. The actual amount of the senior notes that we purchase and the purchase price may vary.
(5)	In conjunction with the closing of this offering, the junior notes will be redeemed in accordance with their terms.
(6)	After giving effect to the sale by us of shares of common stock at an assumed initial public offering price of $ per share, the mid-point of the price range on the front cover of this prospectus, after deducting estimated underwriting discounts, commissions and estimated offering expenses payable by us.

DILUTION

If you invest in our common stock, your interest will be diluted to the extent of the difference between the initial public offering price per share of our common stock and the net tangible book value per share of our common stock upon completion of this offering.

Our net tangible book value as of December 31, 2006 was approximately $             million, or $             per share of our common stock. Net tangible book value per share represents the amount of our total tangible assets less total liabilities, divided by the number of shares of common stock outstanding before giving effect to this offering.

After giving effect to the sale by us of             shares of common stock in this offering at the assumed initial public offering price of $             per share after deducting estimated underwriting discounts and estimated offering expenses payable by us, our pro forma as adjusted net tangible book value at December 31, 2006 would have been $             million, or $             per share of our common stock. This represents an immediate increase in net tangible book value of $             per share to our existing stockholders and an immediate dilution of $             per share to the new investors purchasing shares in this offering. The following table illustrates this per share dilution:

Assumed initial public offering price per share of common stock		$
Net tangible book value per share of common stock at December 31, 2006	$
Increase per share attributable to new investors	$

Pro forma as adjusted net tangible book value per share after this offering		$

Dilution per share to new investors	$

If the underwriters exercise their over-allotment option in full, our pro forma as adjusted net tangible book value will increase to $             per share, representing an increase to existing holders of $             per share, and there will be an immediate dilution of $             per share to new investors.

The following table sets forth, on an as adjusted basis at December 31, 2006, the number of shares of common stock purchased or to be purchased from us, the total consideration paid or to be paid and the average price per share paid or to be paid by existing holders of common stock and by the new investors, at an assumed initial public offering price of $             per share, before deducting estimated underwriting discounts and estimated offering expenses payable by us.

	Shares Purchased			Total Consideration			Average Price Per Share
	Number	Percent		Amount	Percent
Existing stockholders			%	$		%	$
New investors

Total			%			%	$

A $1.00 increase (decrease) in the assumed initial public offering price of $             per share would increase (decrease) total consideration paid by new investors $            , assuming that the number of shares offered by us, as set forth on the cover page of this prospectus, remains the same and after deducting the estimated underwriting discounts and commissions and estimated offering expenses payable by us.

If the underwriters exercise their overallotment option in full, our existing stockholders would own     % and our new investors would own    % of the total number of shares of common stock outstanding after this offering.

Sales by the selling stockholders in this offering will cause the number of shares held by existing stockholders to be reduced to              shares or             % of the total number of shares of our common stock

outstanding after this offering. If the underwriters’ over-allotment option is exercised in full, the number of shares held by the existing stockholders after this offering would be reduced to              or             % of the total number of shares of our common stock outstanding after this offering, and the number of shares held by new investors would increase to              or             % of the total number of shares of our common stock outstanding after this offering.

To the extent outstanding options are exercised, new investors will experience further dilution.

The number of shares purchased is based on              shares of common stock outstanding as of December 31, 2006. The discussion and table above exclude the following shares:

•	2,012,000 shares of common stock issuable upon the exercise of options outstanding as of the date of this offering, at a weighted average exercise price of $13.57; and

•

An additional 1,500,000 shares of common stock reserved under our new equity incentive plan pursuant to which              options to purchase our common stock will be granted immediately upon the consummation of this offering with an exercise price equal to the offering price.

SELECTED HISTORICAL CONSOLIDATED FINANCIAL AND OTHER DATA

The following table sets forth our selected historical consolidated financial data and store operating information as of the dates and for the periods indicated. The selected historical consolidated statement of income and balance sheet data as of and for each of the fiscal years ended March 31, 2002, 2003, 2004, 2005 and 2006 are derived from, and are qualified in their entirety by, the historical audited consolidated financial statements of Gregg Appliances. The historical consolidated statement of income and balance sheet data for the nine months ended December 31, 2005 and 2006, are derived from and qualified in their entirety by, the unaudited consolidated financial statements of Gregg Appliances included elsewhere in this prospectus. For the fiscal years ended March 31, 2002, 2003, 2004 and for a portion of the fiscal year ended March 31, 2005, Gregg Appliances was required, pursuant to GAAP, to consolidate certain variable interest entities controlled by a former director and principal stockholder or members of his immediate family, from which we lease certain real property and our corporate airplane. Effective at the closing of the recapitalization of Gregg Appliances on February 3, 2005, Gregg Appliances was no longer required to consolidate the variable interest entities for accounting purposes. Thus the financial information for the period following the closing of the recapitalization does not include these entities. Historical results are not necessarily indicative of the results to be expected in the future. You should read the following data together with “Business,” “Unaudited Pro Forma Consolidated Financial Statements,” “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and the historical consolidated financial statements of Gregg Appliances and the related notes. In the following tables (including the footnotes thereto), dollars are in thousands, except per share data, store data and as otherwise indicated.

	Fiscal Year Ended March 31,					Nine Months Ended December 31,
	2002	2003	2004	2005	2006	2005	2006
Statement of Income Data:
Net sales	$580,611	$617,402	$753,156	$803,199	$900,424	$679,115	$776,067
Cost of goods sold	406,453	422,862	513,408	548,105	616,512	468,272	538,134

Gross profit	174,158	194,540	239,748	255,094	283,912	210,843	237,933
Selling, general and administrative expenses	125,562	141,619	175,034	184,224	209,484	158,284	168,422
Net advertising expense	17,171	25,269	33,243	35,678	41,660	30,084	34,202
Stock-based compensation(1)	—	—	2,390	9,277	—	—	104
Gain on transfer of extended maintenance obligations(2)	—	—	—	—	(27,850)	(27,850)	—
Restructuring and asset impairment charges(3)	—	—	—	—	1,009	1,320	—

Income from operations	31,425	27,652	29,081	25,915	59,609	49,005	35,205

Other expense (income):
Interest expense	2,060	1,311	1,052	3,866	19,000	14,495	13,624
Interest income	(749)	(444)	(278)	(977)	(231)	(189)	(66)
Gain related to early extinguishment of debt	—	—	—	—	(39)	—	(440)
Recapitalization transaction costs	—	—	—	4,745	—	—	—
Minority interest	690	484	99	3,813	—	—	—

Total other expense	2,001	1,351	873	11,447	18,730	14,306	13,118

Income before income taxes and cumulative effect of accounting change	29,424	26,301	28,208	14,468	40,879	34,699	22,087
Income tax expense (benefit)(4)	—	—	—	(14,780)	18,664	16,230	9,072

Income before cumulative effect of accounting change	29,424	26,301	28,208	29,248	22,215	18,469	13,015
Cumulative effect of change in accounting principle(5)	—	(1,313)	—	—	—	—	—

Net income	$29,424	$24,988	$28,208	$29,248	$22,215	$18,469	$13,015

	Fiscal Year Ended March 31,										Nine Months Ended December 31,
	2002		2003		2004		2005		2006		2005		2006
Per Share Data:
Basic net income per share(6)	$0.98		$0.83		$0.91		$1.02		$1.57		$1.31		$0.91

Diluted net income per share(7)	$0.98		$0.83		$0.91		$1.02		$1.57		$1.31		$0.91

Weighted average shares outstanding—Basic	30,031,429		30,031,429		30,905,294		28,790,285		14,153,666		14,124,591		14,249,204
Weighted average shares outstanding—Diluted:	30,031,429		30,031,429		30,905,324		28,806,645		14,153,666		14,124,591		14,267,690

Other Data:
EBITDA(8)	$35,167		$33,592		$38,353		$25,992		$70,107		$56,808		$44,626
Adjusted EBITDA(9)	34,218		32,200		38,787		38,295		44,596		31,478		44,186
Capital expenditures	11,122		25,194		15,546		15,212		19,046		13,805		13,190

Store Data:
Number of stores, end of period	42		48		54		58		67		67		74
Total store square footage (in thousands)	1,444		1,624		1,862		2,009		2,333		2,333		2,547
Net sales per store (in thousands)(10)	$14,129		$13,438		$13,897		$14,005		$14,074		$14,251		$14,256
Net sales per square foot(11)	$406		$388		$397		$404		$405		$411		$409
Comparable store sales(12)	1.7%		(5.5)%		1.3%		0.4%		1.7%		3.2%		2.9%
Inventory turnover(13)	6.8	x	6.1	x	6.8	x	7.3	x	7.0	x	4.9	x	5.6	x

Balance Sheet Data (at end of period):
Cash and cash equivalents	$33,101		$9,151		$8,648		$8,642		$2,301		$2,184		$3,219
Total assets	163,902		176,581		177,767		293,104		283,764		319,713		322,580
Total debt	26,382		15,226		15,383		182,285		178,242		182,633		163,122
Minority interest	8,569		10,523		16,478		—		—		—		—
Stockholders’ equity (deficit)	21,726		26,802		25,589		(32,847)		(5,154)		(9,027)		7,864

(1)	Stock-based compensation expense for fiscal 2004 and 2005 represents compensation expense related to stock issued in exchange for a nonrecourse note and stock appreciation rights representing variable awards to our employees under our previous stock appreciation right and option programs which were terminated at the time of the recapitalization. Stock compensation expense for the nine months ended December 31, 2006 represents compensation expense of share-based payment awards in accordance with the provisions of Financial Accounting Standards No. 123 (revised 2004) Share-Based Payment (SFAS 123R).

(2)	Prior to October 2005, we sold third-party extended service plans, or ESPs, on appliances and sold our own self-insured ESPs on electronics. We also maintained a service and repair network to service the electronics ESPs we sold and to do repair work on behalf of certain electronics manufacturers for manufacturer warranty claims. In October 2005, we began outsourcing our self-insured electronics warranties and exited the product service business to remove exposure to warranty liabilities and reduce the costs and complexity associated with product service and repair. The gain reflects the transfer of our existing extended service plan liabilities on electronics to General Electric Company, or GE, the party that serviced our appliance warranties less the payment made to GE.

(3)	This amount represents the restructuring charges related to the outsourcing of our product service and repair offerings.

(4)	For all periods prior to the recapitalization, we operated as an S corporation and were not subject to U.S. federal and certain state income taxes. Upon the closing of the recapitalization, we became subject to U.S. federal and certain state and local income taxes applicable to C corporations.

(5)	In fiscal 2003, we recorded a cumulative effect adjustment of $1,313 resulting from vendor consideration initially recognized in fiscal 2002 that is recorded as a reduction in inventory cost (rather than as a reduction in advertising expense) under EITF Issue 02-16, Accounting by a Customer (Including a Reseller) for Cash Consideration Received from a Vendor.

(6)	Basic net income per share is calculated by dividing net income by the weighted-average number of common shares outstanding.

(7)	Diluted net income per share is calculated by dividing net income by the weighted-average number of common shares outstanding adjusted by the number of additional shares that would have been outstanding had the potentially dilutive common shares from outstanding options and stock appreciation rights been issued.

(8)	EBITDA represents net income before income tax expense, interest income, interest expense, depreciation and amortization and cumulative effect of change in accounting principle. We have presented EBITDA because we consider it an important supplemental measure of our performance and believe it is frequently used by analysts, investors and other interested parties in the evaluation of companies in our industry. Management uses EBITDA as a measurement tool for evaluating our actual operating performance compared to budget and prior periods. Other companies in our industry may calculate EBITDA differently than we do. EBITDA is not a measure of performance under GAAP and should not be considered as a substitute for net income prepared in accordance with GAAP. EBITDA has limitations as an analytical tool, and you should not consider it in isolation or as a substitute for analysis of our results as reported under GAAP. Some of these limitations are:

•	EBITDA does not reflect our cash expenditures, or future requirements, for capital expenditures or contractual commitments;

•	EBITDA does not reflect interest expense or the cash requirements necessary to service interest or principal payments on our debt;

•	EBITDA does not reflect tax expense or the cash requirements necessary to pay for tax obligations; and

•

Although depreciation and amortization are non-cash charges, the asset being depreciated and amortized will often have to be replaced in the future, and EBITDA does not reflect any cash requirements for such replacements.

We compensate for these limitations by relying primarily on our GAAP results and using EBITDA only as a supplement.

(9)	Adjusted EBITDA is defined as EBITDA, without giving effect to stock-based compensation, the consolidation of the variable interest entities which are no longer consolidated, the non-capitalized transaction costs related to the recapitalization, the restructuring charges related to the outsourcing of our product service and repair offerings, the gain on transfer of extended maintenance obligations, the gain related to the early extinguishment of debt, the IPO reorganization, this offering and the 2007 debt refinancing. We have presented Adjusted EBITDA because we believe that the exclusion of these non-recurring items is necessary to provide the most accurate measure of our core operating results and as a means to evaluate period-to-period results. We have provided this information to analysts, investors and other third parties to enable them to perform more meaningful comparisons of past, present, and future operating results and as a means to evaluate the results of our on-going operations. Management uses Adjusted EBITDA to determine payment levels on our executives’ incentive compensation plan as well as our compliance with certain covenants under our credit agreement that are calculated based on similar measures. Other companies in our industry may calculate Adjusted EBITDA differently than we do. Adjusted EBITDA is not a measure of performance under GAAP and should not be considered as a substitute for net income prepared in accordance with GAAP. Adjusted EBITDA has limitations as an analytical tool, and you should not consider it in isolation or as a substitute for analysis of our results as reported under GAAP. Some of these limitations are:

•	Adjusted EBITDA does not reflect our cash expenditures, or future requirements, for capital expenditures or contractual commitments;

•	Adjusted EBITDA does not reflect interest expense or the cash requirements necessary to service interest or principal payments on our debt;

•	Adjusted EBITDA does not reflect tax expense or the cash requirements necessary to pay for tax obligations; and

•

Although depreciation and amortization are non-cash charges, the asset being depreciated and amortized will often have to be replaced in the future, and Adjusted EBITDA does not reflect any cash requirements for such replacements.

We compensate for these limitations by relying primarily on our GAAP results and using Adjusted EBITDA only as a supplement.

The following table contains a reconciliation of our net income determined in accordance with GAAP to EBITDA and Adjusted EBITDA:

	Fiscal Year Ended March 31,					Nine Months Ended December 31, 2006
	2002	2003	2004	2005	2006	2005	2006
Net income	$29,424	$24,988	$28,208	$29,248	$22,215	$18,469	$13,015
Income tax (benefit) expense	—	—	—	(14,780)	18,664	16,230	9,072
Interest income	(749)	(444)	(278)	(977)	(231)	(189)	(66)
Interest expense	2,060	1,311	1,052	3,866	19,000	14,495	13,624
Depreciation and amortization	4,432	6,424	9,371	8,635	10,459	7,803	8,981
Cumulative effect of change in accounting principle	—	1,313	—	—	—	—	—

EBITDA	35,167	33,592	38,353	25,992	70,107	56,808	44,626

Stock-based compensation adjustment(a)	—	—	2,390	9,277	—	—	—
De-consolidation adjustment(b)	(949)	(1,392)	(1,956)	(1,719)	—	—	—
Recapitalization transaction costs(c)	—	—	—	4,745	—	—	—
Restructuring charges related to service exit(d)	—	—	—	—	2,378	2,520	—
Gain on transfer of extended maintenance obligations(e)	—	—	—	—	(27,850)	(27,850)	—
Gain related to early extinguishment of debt(f)	—	—	—	—	(39)	—	(440)

Adjusted EBITDA	$34,218	$32,200	$38,787	$38,295	$44,596	$31,478	$44,186

(a)	Represents compensation expense recognized in fiscal 2004 and 2005 related to stock issued in exchange for a nonrecourse note receivable and stock appreciation rights representing variable awards granted to our employees.
(b)	Reflects amounts required to be included in our financial statements from the consolidation of certain variable interest entities that lease property to us. These adjustments add back rent expense paid to related entities, eliminate the depreciation and amortization related to the leased properties and eliminate the minority interest and the interest related to third-party secured debt on some of the leased property.
(c)	Represents non-capitalized transaction costs related to the recapitalization.
(d)	Represents restructuring charges related to the outsourcing of our product services and repair offerings.
(e)	Represents the gain on the transfer of certain extended service plan warranties.
(f)	Represents the gain related to the early extinguishment of debt. These adjustments represent the difference between the purchase price and the carrying value of our senior notes, as well as the associated write-off of debt issuance costs.

(10)	Net sales per store is calculated by dividing net sales for the trailing 12-month period, as adjusted to exclude service revenues, for stores open the entire period by the number of stores open the entire period. Net sales excludes service revenues of $10,165, $10,679, $11,507, $13,670, $7,443, $7,443, and $0 for fiscal 2002, 2003, 2004, 2005, 2006, and the nine months ended December 31, 2005 and 2006, respectively.
(11)	Net sales per square foot is calculated by dividing net sales for the trailing 12-month period, as adjusted to exclude service revenues, for stores open the entire period by the total square feet for those stores. Net sales excludes service revenues of $10,165, $10,679, $11,507, $13,670, $7,443, $7,443 and $0 for fiscal 2002, 2003, 2004, 2005, 2006, and the nine months ended December 31, 2005 and 2006, respectively.
(12)	Comprised of net sales at stores operating for at least 14 full months, including remodeled and relocated locations and our website.
(13)	Inventory turnover for the specified period is calculated by dividing our cost of goods sold for the trailing 12-month period by the average of the beginning and ending inventory for that period.

UNAUDITED PRO FORMA CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

The following unaudited pro forma condensed consolidated financial statements have been derived from the application of pro forma adjustments to our historical condensed financial statements appearing elsewhere in this prospectus.

The unaudited pro forma condensed consolidated balance sheet gives effect to:

•	this offering;

•	expected borrowings under our amended and restated revolving credit facility;

•	expected borrowings from a new term loan B; and

•

the application of proceeds from the foregoing items to the purchase of our senior notes and related payment of purchase premiums and accrued interest, the redemption of our junior notes and the payment of transaction fees and expenses related to this offering and 2007 debt refinancing as if these transactions had occurred on December 31, 2006.

The unaudited pro forma condensed consolidated statements of income for the fiscal year ended March 31, 2006, and the nine months and 12 months ended December 31, 2006 give effect to this offering and the 2007 debt refinancing as described above as if they had occurred on April 1, 2005. The unaudited pro forma condensed consolidated statements of income do not give effect to the transaction costs, including the expected loss on early extinguishment of debt, and the related income tax benefit due to their non-recurring nature for the respective periods presented herein. We estimate that we would have recorded a one-time charge of approximately $19.1 million, net of tax, related to the early extinguishment of our debt in the fiscal year that the 2007 debt refinancing occurred.

Preparation of the pro forma information was based on assumptions deemed appropriate by our management. The pro forma information is unaudited and is not necessarily indicative of the results which would have actually occurred if this offering and the 2007 debt refinancing had been consummated at the beginning of the periods presented, nor does it purport to represent the financial position and results of operations for future periods. You should read the following summary financial, pro forma and other data together with “IPO Reorganization”, “2007 Debt Refinancing”, “Use of Proceeds”, “Capitalization”, “Business”, “Selected Historical Consolidated Financial and Other Data”, “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and the consolidated financial statements of Gregg Appliances and related notes appearing elsewhere in this prospectus. In the following tables (including the footnotes thereto), dollars are in thousands, except as otherwise indicated.

hhgregg, Inc. and Subsidiaries

Unaudited Pro Forma Condensed Consolidated Statement of Income

	For the Fiscal Year Ended March 31, 2006
	Actual	Adjustments	Pro Forma
Net sales	$900,424	$—		$900,424
Cost of goods sold	616,512	—		616,512

Gross profit	283,912	—		283,912
Selling, general and administrative expenses	209,484	—		209,484
Net advertising expense	41,660	—		41,660
Gain on transfer of extended maintenance obligations	(27,850)	—		(27,850)
Restructuring and asset impairment charges	1,009	—		1,009

Income from operations	59,609	—		59,609
Other expense (income):
Interest expense (1)	19,000	(9,241)		9,759
Interest income	(231)	—		(231)
Gain related to early extinguishment of debt	(39)	39		—

Total other expense	18,730	(9,202)		9,528

Income before income taxes	40,879	9,202		50,081
Income tax expense (2)	18,664	3,681		22,345

Net income	$22,215	$5,521		$27,736

Basic net income per share (3)	$1.57		$

Diluted net income per share (3)	$1.57		$

Weighted average shares outstanding – Basic (3)	14,153,666
Weighted average shares outstanding – Diluted (3)	14,153,666

The accompanying notes are an integral part of the unaudited pro forma condensed consolidated financial statements.

hhgregg, Inc. and Subsidiaries

Unaudited Pro Forma Condensed Consolidated Statement of Income

	For the Nine Months Ended December 31, 2006
	Actual	Adjustments	Pro Forma
Net sales	$776,067	$—		$776,067
Cost of goods sold	538,134	—		538,134

Gross profit	237,933	—		237,933
Selling, general and administrative expenses	168,422	—		168,422
Net advertising expense	34,202	—		34,202
Stock-based compensation	104	—		104

Income from operations	35,205	—		35,205
Other expense (income):
Interest expense (1)	13,624	(4,455)		9,169
Interest income	(66)	—		(66)
Gain related to early extinguishment of debt	(440)	440		—

Total other expense	13,118	(4,015)		9,103

Income before income taxes	22,087	4,015		26,102
Income tax expense (2)	9,072	1,606		10,678

Net income	$13,015	$2,409		$15,424

Basic net income per share (3)	$0.91		$

Diluted net income per share (3)	$0.91		$

Weighted average shares outstanding – Basic (3)	14,249,204
Weighted average shares outstanding – Diluted (3)	14,267,690

The accompanying notes are an integral part of the unaudited pro forma condensed consolidated financial statements.

hhgregg, Inc. and Subsidiaries

Unaudited Pro Forma Condensed Consolidated Statement of Income

	For the 12 Months Ended December 31, 2006
	Actual	Adjustments	Pro Forma
Net sales	$997,376	$—		$997,376
Cost of goods sold	686,374	—		686,374

Gross profit	311,002	—		311,002
Selling, general and administrative expenses	219,622	—		219,622
Net advertising expense	45,778	—		45,778
Stock-based compensation	104	—		104
Restructuring and asset impairment charges	(311)	—		(311)

Income from operations	45,809	—		45,809
Other expense (income):
Interest expense (1)	18,129	(6,302)		11,827
Interest income	(108)	—		(108)
Gain related to early extinguishment of debt	(479)	479		—

Total other expense	17,542	(5,823)		11,719

Income before income taxes	28,267	5,823		34,090
Income tax expense (2)	11,506	2,329		13,835

Net income	$16,761	$3,494		$20,255

Basic net income per share (3)	$1.18		$

Diluted net income per share (3)	$1.18		$

Weighted average shares outstanding – Basic (3)	14,247,553
Weighted average shares outstanding – Diluted (3)	14,261,481

The accompanying notes are an integral part of the unaudited pro forma condensed consolidated financial statements.

hhgregg, Inc. and Subsidiaries

Notes to Unaudited Pro Forma Condensed Consolidated Statement of Income

(1)	The adjustments to interest expense are comprised of the following:

	For the Fiscal Year Ended March 31, 2006	For the Nine Months Ended December 31, 2006	For the 12 Months Ended December 31, 2006
Elimination of interest on senior notes	$(15,106)	$(10,255)	$(13,943)
Elimination of interest and accretion on junior notes	(1,824)	(1,505)	(1,865)
Elimination of amortization of historical deferred financing costs	(1,594)	(1,157)	(1,564)
Elimination of interest and fees for existing revolving credit facility	(568)	(762)	(904)

Sub-total	$(19,092)	$(13,679)	$(18,276)
Interest on term loan B borrowings	6,109	5,521	7,229
Interest and fees under amended and restated revolving credit facility	3,249	3,333	4,252
Amortization of new deferred financing costs	493	370	493

Total	$(9,241)	$(4,455)	$(6,302)

We have assumed we will purchase 100% of the senior notes and that the purchase price will be based on the reference treasury rate plus a market premium. The actual amount of the senior notes that we purchase and the purchase price may vary from our assumption. We expect that the amount of interest expense will increase by $0.2 million for every $10 million of senior notes not purchased. In addition, assuming we purchase 100% of the senior notes, an increase or decrease of 0.25% in the interest rate on our new revolving credit facility or term loan B would result in an increase or decrease of annual interest expense of $0.1 million or $0.3 million, respectively. The interest expense presented above does not include the effect of capitalized interest.

(2)	Adjustment to reflect taxes on the pro forma income before income taxes at an assumed rate of 40.0%, for all respective periods.
(3)	Pro forma assumes that the primary shares expected to be issued pursuant to this offering were outstanding for the fiscal year ended March 31, 2006 and the nine and 12 months ended December 31, 2006.

hhgregg, Inc. and Subsidiaries

Unaudited Pro Forma Condensed Consolidated Balance Sheet

	As of December 31, 2006
	Actual	Adjustments (1)	Pro Forma
ASSETS
Current assets:
Cash and cash equivalents	$3,219	$—	$3,219
Accounts receivable-trade	22,091	—	22,091
Accounts receivable-other	13,971	—	13,971
Merchandise inventories	128,634	—	128,634
Prepaid expenses and other current assets	4,333	—	4,333
Deferred income taxes (2)	1,882	12,747	14,629

Total current assets	174,130	12,747	186,877

Net property and equipment	52,250	—	52,250
Deposits	774	—	774
Deferred financing costs, net (3)	7,933	(5,133)	2,800
Deferred income taxes	87,208	—	87,208
Other	285	—	285

Total assets	$322,580	$7,614	$330,194

LIABILITIES AND STOCKHOLDERS’ EQUITY
Current liabilities:
Accounts payable – third party	$1,857	$—	$1,857
Accounts payable – vendors	77,454	—	77,454
Line of credit	—	52,420	52,420
Customer deposits	18,560	—	18,560
Accrued liabilities	39,896	(6,064)	33,832

Total current liabilities	137,767	46,356	184,123

Long-term liabilities:
Long-term debt	163,122	(63,122)	100,000
Other liabilities	13,827	—	13,827

Total long-term liabilities	176,949	(63,122)	113,827

Total liabilities	314,716	(16,766)	297,950

Stockholders’ equity:
Preferred stock	—	—	—
Common stock (4)	113,823	43,500	157,323
Accumulated deficit (2)	(105,744)	(19,120)	(124,864)

	8,079	24,380	32,459
Notes receivable for common stock	(215)	—	(215)

Total stockholders’ equity	7,864	24,380	32,244

Total liabilities and stockholders’ equity	$322,580	$7,614	$330,194

The accompanying notes are an integral part of the unaudited pro forma condensed consolidated financial statements.

hhgregg, Inc. and Subsidiaries

Notes to Unaudited Pro Forma Condensed Consolidated Balance Sheet

(1)	The unaudited pro forma condensed consolidated balance sheet gives effect to the following estimated sources and uses of funds from this offering and the 2007 debt refinancing as if they had occurred on December 31, 2006 and excludes all proceeds from the offering of shares by the selling stockholders included in this offering:

Source of funds:
Assumed proceeds from issuance of common stock (a)	$50,000
Assumed borrowings from amended and restated revolving credit facility	52,420
Assumed borrowings from new term loan B	100,000

$202,420

Uses of funds:
Purchase of aggregate principal of senior notes (b)	$145,000
Purchase premium on senior notes (b)	16,356
Redemption of accreted book value of junior notes	18,122
Payment of remaining original issue discount on junior notes (c)	6,878
Deferred financing costs incurred on the amendment and restatement of our revolving credit facility and new term loan B	2,800
Accrued interest on senior and junior notes	6,064
Underwriters’ commissions and discounts on primary offering	3,500
Estimated fees and expenses associated with tender offer on senior notes	700
Estimated fees and expenses associated with this offering	3,000

$202,420

(a)	Represents expected primary proceeds of $50.0 million from the issuance of common stock in this offering.

(b)

Assumes that we will purchase 100% of the senior notes and that the purchase price is based on the reference treasury rate plus a market premium. Subsequent to December 31, 2006, we purchased approximately $28.8 million of additional senior notes at an average price of 102.09% on the open market. The actual amount of the senior notes that we purchase and the purchase price may vary.

(c)	Represents payment of the remaining original issue discount on the junior notes in accordance with their terms.

(2)	Reflects the following adjustments to accumulated deficit and deferred income taxes related to this offering and the 2007 debt refinancing:

Loss on the early extinguishment of debt (a)	$(31,867)
Income tax benefit associated with this offering and the 2007 debt refinancing, at an assumed income tax rate of 40.0%	12,747

Total	$(19,120)

(a)	Reflects the one-time charge for the estimated loss on the early extinguishment of debt associated with the 2007 debt refinancing, comprised of the following components:

Purchase premium on senior notes (see footnote 1 (b) above)	$(16,356)
Payment of remaining original issue discount on junior notes	(6,878)
Estimated fees and expenses associated with tender offer on senior notes	(700)
Write-off of deferred financing costs on senior and junior notes and revolving credit facility	(7,933)

Total	$(31,867)

hhgregg, Inc. and Subsidiaries

Notes to Unaudited Pro Forma Condensed Consolidated Balance Sheet

(3)	Reflects the write-off of deferred financing costs of $7.9 million related to our senior notes, junior notes and the existing revolving credit facility and the recording of $2.8 million related to our amended and restated revolving credit facility and term loan B.

(4)	Reflects the following adjustments to common stock related to this offering:

Assumed proceeds from issuance of common stock (see footnote (1) (a) above)	$50,000
Underwriters’ commissions and discounts on primary offering	(3,500)
Estimated fees and expenses associated with this offering	(3,000)

Total	$43,500

MANAGEMENT’S DISCUSSION AND ANALYSIS OF

FINANCIAL CONDITION AND RESULTS OF OPERATIONS

You should read this discussion and analysis of our financial condition and results of operations in conjunction with our “Selected Historical Consolidated Financial and Other Data,” “Unaudited Pro Forma Consolidated Financial Statements” and the consolidated financial statements of Gregg Appliances and the related notes appearing elsewhere in this prospectus. This discussion and analysis of our financial condition and results of operations assumes that the IPO reorganization has been completed and Gregg Appliances is our wholly owned subsidiary. The information in this section contains forward-looking statements (see “Cautionary Note Regarding Forward-Looking Statements”). Our actual results may differ significantly from the results suggested by these forward-looking statements and from our historical results. Some factors that may cause our results to differ are described in the “Risk Factors” section of this prospectus.

IPO Reorganization

The Issuer is a recently formed Delaware corporation and does not have any independent operations. Immediately prior to the effectiveness of the registration statement on Form S-1 of which this prospectus is a part, the stockholders of Gregg Appliances will contribute their shares of Gregg Appliances to the Issuer in exchange for common stock of the Issuer. As a result of this contribution, the stockholders of Gregg Appliances will own common stock of the Issuer in the same proportion as their ownership in Gregg Appliances prior to the contribution, and Gregg Appliances will be a wholly owned subsidiary of the Issuer. Immediately after the contribution, GIC, the majority stockholder of Gregg Appliances, will be dissolved and the common stock of the Issuer held by GIC will be distributed to its members in proportion to their ownership interest in GIC.

Recapitalization of Gregg Appliances

We consummated a recapitalization of Gregg Appliances on February 3, 2005. As part of the recapitalization, a wholly owned subsidiary of GIC, an entity formed by an affiliate of Freeman Spogli, merged with and into Gregg Appliances and GIC acquired $111.2 million of equity of Gregg Appliances. The equity holders of Gregg Appliances at the time of the recapitalization received consideration of approximately $286.4 million. As part of the consideration, Gregg Appliances issued to certain of its stockholders $25.0 million principal amount of junior notes. The junior notes will be redeemed with the proceeds of this offering pursuant to their terms. Three of our management stockholders retained a portion of the common stock of Gregg Appliances held by them before the recapitalization.

Immediately following the consummation of the recapitalization of Gregg Appliances on February 3, 2005, GIC owned 80.01% of the outstanding common stock of Gregg Appliances and the remaining 19.99% of the common stock of Gregg Appliances was held by three of its management stockholders. GIC and the former stockholders of Gregg Appliances made an election under Section 338(h)(10) of the Internal Revenue Code of 1986, as amended, or the Code, to treat the recapitalization as an asset purchase for tax purposes. This has the effect of increasing the tax basis of our assets and thereby lowering our cash taxes. In accordance with Emerging Issues Task Force, or EITF, 94-10, Accounting by a Company for the Income Tax Effect of Transactions among or with Its Shareholders, under Financial Accounting Standards Board, or FASB Statement No. 109, the tax benefit of the recapitalization transaction was recorded as an equity transaction. The total deferred taxes set up at February 3, 2005 as a result of these transactions were $115.5 million. For all periods prior to the recapitalization Gregg Appliances operated as an S corporation for U.S. federal and state income tax purposes, which means that taxable income of Gregg Appliances was taxed at the stockholder level rather than at the corporate level. Following the recapitalization Gregg Appliances no longer qualifies as an S corporation, and we are now subject to U.S. federal and certain state and local income taxes applicable to C corporations. In addition, as a result of the accounting treatment for the recapitalization, our stockholders’ equity account initially became negative because the payments to our stockholders whose shares of our capital stock were redeemed in the recapitalization (converted to cash in the merger) reduced retained earnings.

Consolidation of Certain Related Party Entities

As of the date of the recapitalization, we leased seven of our stores and our corporate airplane from entities controlled by a director and principal stockholder of our company, or members of his immediate family. Until September 30, 2004, we leased three additional stores from entities controlled by members of the principal stockholder’s extended family, the properties for which were sold to unaffiliated third parties on September 30, 2004. Pursuant to FASB Interpretation No. 46R, Consolidation of Variable Interest Entities, or FIN 46R, for periods prior to the recapitalization, we were required to consolidate these related party entities for accounting purposes, effective as of March 31, 2004. Prior to the effective date of FIN 46R, we were required to consolidate these entities based on guidance in EITF Issue No. 90-15, Impact of Nonsubstantive Lessors, Residual Value Guarantees, and Other Provisions in Leasing Transactions and EITF Topic No. D-14, Transactions involving Special-Purpose Entities.

FIN 46R explains how to identify variable interest entities and how an entity determines whether it has a controlling financial interest in a variable interest entity through means other than voting control and, accordingly, whether it should consolidate that entity. Because, prior to the recapitalization, we and the Throgmartin entities from which we lease or have leased property were controlled by the same persons or their immediate family members and because of our contractual lease arrangements with these variable interest entities, we were required to consolidate these entities for accounting purposes.

Effective upon the closing of the recapitalization, we were no longer required to consolidate these entities because we were no longer under common control with them and there was no longer an implicit guarantee.

We discuss the impact of the consolidation of the related party entities on our financial condition and results of operations below. In general, our historical consolidated balance sheets prior to the recapitalization reflect:

•	an increase in property and equipment as the result of the inclusion of the leased property;

•	an increase in indebtedness to account for the third-party debt secured by some of the property owned by these entities; and

•	a minority interest in earnings with respect to the variable interest entities.

As a result of the consolidation of the related party entities, our historical consolidated statements of income prior to the recapitalization reflected:

•	a decrease in rent expense included in selling, general and administrative expenses due to the elimination of rent expense owed to the related entities;

•	an increase in depreciation and amortization expense included in selling, general and administrative expense related to the leased properties;

•	an increase in gain on sale of property related to the leased properties owned by the related party entities;

•	an increase in interest expense related to the third-party secured debt on properties that we lease from related party entities; and

•	a minority interest by related party entities.

For a more complete description of the impact of the adoption of FIN 46R on our historical consolidated financial statements, see notes 1(s) and 11 to the notes to our audited consolidated financial statements included elsewhere in this prospectus and the table of selected statement of income data for our company in “Results of Operations.”

Overview

We are a specialty retailer of consumer electronics, home appliances, mattresses and related services operating under the names hhgregg® and Fine Lines®. We operate 77 stores located in Ohio, Indiana, Georgia, Tennessee, Kentucky, North Carolina, South Carolina and Alabama.

Over the past several years, we have added stores in existing markets where we believe we could gain market share from our competitors and leverage our distribution network and advertising costs. We have also expanded into new markets where we believe there was significant underlying demand for our product mix and customer services as well as an attractive demographic profile. We plan to continue to add stores in existing and new markets. We target markets that meet our demographic and competitive criteria, including areas that demonstrate above-average economic growth, strong household incomes, growth in new housing starts and/or remodeling activity. Our markets typically include most or all of our major competitors. Consistent with our expansion in the past, we plan to continue to follow our approach of building store density in each major market and distribution area, which in the past has helped us to improve our market share and realize operating efficiencies.

For each new market, we develop a plan that establishes annual revenue and market share targets for the entire market and includes a store roll-out plan aimed at achieving those targets. As we build out a market, our most recently opened stores may reduce the comparable store sales performance of other stores. This potential impact on comparable store performance is acceptable to us as long as our total share of a market and our total market sales and profits increase meaningfully over the prior period. After we have completed building out a market, which generally takes between 18 to 30 months, and our stores have reached targeted performance levels, we shift our focus to driving comparable store sales growth for that market. We plan to open approximately 13 to 15 new stores in fiscal 2008, primarily by entering the Raleigh/Durham and Birmingham markets and, beginning in fiscal 2009, we plan to enter the Florida market which we expect will provide significant store growth opportunities in the future.

Both the consumer electronics and home appliance industries have experienced attractive CAGRs over the past several years, driven by product innovations and introductions particularly in the premium segment that we target. Our average selling prices for major appliances have increased for the last three fiscal years in part due to innovations in high efficiency laundry and three-door refrigeration. This trend has added stability to our sales performance relative to our consumer electronics-focused competitors. The consumer electronics industry depends on new products to drive sales and profitability. Innovative, heavily-featured digital flat panel products are typically introduced at relatively high price points, which are then gradually reduced to drive consumption. As prices for these products fall below the $3,000 range, more of our customers purchase them, with the result that the average selling price of the video products we carry and the quantity we sell have risen in each of the last three fiscal years.

The innovation in certain consumer electronic product categories, such as DVD players, camcorders and audio products, has not been sufficient to maintain average selling prices. These mature products have become commoditized and have experienced price declines and reduced margins. As certain of our products become commodities, we focus on selling the next generation of products, such as 1080p and 120hz technology, while carefully managing the selection of commoditized products that we offer. We must continue to shift our sales mix to newer, higher-margin items or increase our unit sales at a rate greater than the decline in product prices. Our past experience is that we have been able to shift our product mix to newer, higher-margin products.

Digital products, such as home theater systems, have become increasingly complex and require sophisticated instruction and, in many cases, home installation. Consequently, our strategy of employing knowledgeable sales personnel and providing superior post-sale support is well-suited to meet customer demand for these products. Additionally, mattresses and most major appliances require home delivery and installation, further leveraging our delivery and installation expertise. The majority of our large screen television, major appliance and mattress customers purchase our delivery or installation service.

Prior to October 2005, we sold third-party extended service plans, or ESPs, on appliances and sold our own self-insured ESPs on electronics. We also maintained a service and repair network to service the electronics ESPs we sold and to do repair work on behalf of certain electronics manufacturers for manufacturer warrantee claims. In October 2005, we began outsourcing our self-insured electronics warranties and exited the product service business to remove exposure to warranty liabilities and reduce the escalating costs and complexity associated with product service and repair. We transferred our existing extended service plan liabilities on electronics to General Electric Company, or GE, the party that serviced our appliance warranties. We paid GE approximately $21.5 million to assume these obligations and recognized a pre-tax net gain of approximately $27.9 million for the elimination of the obligations, which reflected the net liabilities transferred to GE less the $21.5 million payment to GE. We also incurred a restructuring and asset impairment charge of $2.4 million during fiscal 2006 related to exiting the service business.

This transfer allowed us to recognize the sale of ESPs and the related expense at the time of the sale of a product rather than deferring the revenue associated with the sale and amortizing the direct selling costs, including commissions, over the term of the service agreement. Upon the transfer, we no longer recognized revenue or expenses related to ESPs sold in prior periods and no longer had any liability for ESPs. We also no longer received revenue from manufacturers for performing service and repair on their behalf and no longer incurred any related costs. The comprehensive impact to our results of operations following this transfer was a reduction in gross margin percent, offset by a larger reduction in SG&A expense, as a percentage of net sales.

Critical Accounting Policies

The preparation of our consolidated financial statements in conformity with accounting principles generally accepted in the United States requires us to make estimates and judgments that affect the reported amount of assets and liabilities, revenues, expenses and related disclosures of contingent assets and liabilities. We base our estimates on historical experience and on other assumptions that we believe to be relevant under the circumstances and these estimates form the basis for judgments about the carrying values of assets and liabilities that are not readily apparent from other sources. Actual results could differ from these estimates under different assumptions and/or conditions. We continually evaluate the information used to make these estimates as our business and the economic environment changes. We use estimates throughout our financial statements, but the accounting policies and estimates we consider most critical, are described below:

Vendor Allowances. We receive funds from our vendors for volume rebates, marketing support, training and other discount and promotional programs, which we record on an accrual basis as a reduction of either the related expense or the related product cost. The majority of our vendors support us with cooperative advertising. The programs are typically negotiated at least annually and are generally based on product purchase volume.

We accrue allowances based on the satisfaction of terms of the program and sales of qualifying products even though we may not receive the allowances until the end of a quarter or year. When we record vendor allowances we must determine the period in which they should be recognized in the condensed consolidated statements of income and whether they should be reflected as adjustments to cost of goods sold or the related expense, as provided in EITF Issue No. 02-16, Accounting by a Customer (Including a Reseller) for Cash Consideration Received from a Vendor. If the programs provide reimbursement for specific, incremental and identifiable costs incurred to promote a vendor’s products, the allowances, credits, or payments are recorded as a reduction of the related expense in the period in which the cost is incurred.

We also deduct amounts for cooperative advertising from our payments to manufacturers for inventory purchases based on individual agreements with our manufacturers. For all other vendor programs, the allowances, credits or payments are recorded as a reduction to the related inventory cost (rather than as a reduction to advertising expense) and recognized in cost of goods sold when the product is sold.

Self-Insured Liabilities. We are self-insured for certain losses related to workers’ compensation, general liability, motor vehicle and health insurance. We obtain third-party insurance coverage to limit our exposure to certain of these claims. When estimating our self-insurance liabilities, we consider a number of factors, including historical claims experience, loss estimates and information provided by third-party administrators. We periodically review our assumptions, estimates and the information provided by third-party administrators to determine the adequacy of our reserves for our self-insured liabilities. Our reserves for self-insurance were $5.1 million and $4.1 million as of December 31, 2006 and March 31, 2006, respectively.

Stock-based Compensation. On April 1, 2006 we adopted the provisions of Statement of Financial Accounting Standards No. 123 (revised 2004), Share-Based Payment (SFAS 123R). As we are considered a nonpublic entity, as defined in SFAS 123R, that used the minimum value method for pro forma disclosures under SFAS No. 123, Accounting for Stock-Based Compensation (FAS 123), we were required to apply the prospective transition method at the date of adoption. Under this transition method, we apply SFAS 123R to any new awards and to any awards modified, repurchased or cancelled since April 1, 2006. For all awards outstanding on March 31, 2006, we continue to apply the intrinsic-value-based method of accounting prescribed by APB Opinion No. 25. Under the provisions of SFAS No. 123R, we will not provide pro forma disclosures for outstanding awards accounted for under the intrinsic value method. In accordance with APB Opinion No. 25, we did not recognize compensation expense in connection with employee stock option grants upon adoption because stock options, granted prior to April 1, 2006 were granted at exercise prices equal to or greater than the fair value of the common stock at the date of grant.

The calculation of share-based employee compensation expense involves estimates that require management’s judgment. These estimates include the fair value of each of the stock option awards granted, which is estimated on the date of grant using a Black-Scholes option pricing model. There are two significant elements in the Black-Scholes option pricing model: expected volatility and expected term. We use an independent valuation advisor to assist us in projecting expected stock price volatility. We also consider both the historical volatility of our peer group’s stock price as well as implied volatilities from exchange-traded options on our peer group’s stock in accordance with Staff Accounting Bulletin No. 107 (SAB 107). Our expected term represents the period that our stock options are expected to be outstanding and is determined using the simplified method described in SAB 107. The assumptions used in calculating the fair value of share-based payment awards represent management’s best estimates, but these estimates involve inherent uncertainties and the application of management’s judgment. As a result, if factors change and we use different assumptions, stock-based compensation expense could be materially different in the future. In addition, we are required to estimate the expected forfeiture rate, and only recognize expense for those shares expected to vest. If our actual forfeiture rate is materially different from its estimate, the stock-based compensation expense could be significantly different from what we have recorded in the current period. See Note 6 to the consolidated financial statements for a further discussion on stock-based compensation.

Income Taxes. We account for income taxes under the asset and liability method. Deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases and operating loss and tax credit carry-forwards. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in income in the period that includes the enactment date.

SFAS No. 109, Accounting for Income Taxes, establishes financial accounting and reporting standards for the effect of income taxes. We are subject to U.S. federal and certain state and local income taxes applicable to C corporations. We use significant estimates that require management’s judgment in calculating our provision for income taxes. Significant judgment is required in evaluating our tax positions and determining our provision for income taxes. The objectives of accounting for income taxes are to recognize the amount of taxes payable or refundable for the current year and deferred tax liabilities and assets for the future tax consequences of events that have been recognized in an entity’s financial statements or tax returns. Variations in the actual outcome of these future tax consequences could materially impact our financial position, results of operations, or cash flows.

In assessing the recoverability of deferred tax assets, management considers whether it is more likely than not that some portion or all of the deferred tax assets will not be realized. The ultimate realization of deferred tax assets is dependent upon generation of future taxable income during the periods in which temporary differences become deductible. Management considers projected future taxable income and tax planning strategies in making this assessment and ensuring that the deferred tax asset valuation allowance is adjusted as appropriate.

Description of Certain Line Items

The following is a description of additional components of certain line items from our consolidated financial statements:

Net Sales. Net sales consists of gross revenues from sales of products, delivery and installation and other services, net of promotions, rebates and discounts. Net sales also include revenues from sales of our extended service plans, or ESPs. In October 2005, a third party assumed our obligations related to our previously sold ESPs. See note 15 to our audited consolidated financial statements for further discussion of the transaction related to our ESPs. When we were the primary obligor on the ESP, we recognized revenue from the sale of the ESP ratably over the life of the contract. When the primary obligor on the ESP is a third party, we recognize commission revenue from the sale of the ESP at the time of sale, net of the portion paid to the third-party obligor.

Cost of Goods Sold. Cost of goods sold is defined as the cost of gross inventory sold, including any handling charges, in-bound freight expenses and physical inventory losses, less the recognized portion of certain vendor allowances. Because we do not include costs related to our store distribution facilities in cost of goods sold, our gross profit may not be comparable to that of other retailers that include these costs in cost of goods sold and in the calculation of gross profit.

Selling, General & Administrative Expenses (SG&A). SG&A includes the majority of our costs (other than cost of goods sold, net advertising expense, stock-based compensation (in accordance with SFAS No. 123R), gain on transfer of extended maintenance obligations, restructuring and asset impairment charges and interest) including wages, rent, depreciation and amortization, taxes (other than income taxes), insurance, utilities, delivery costs, distribution costs, service expense, repairs and maintenance of stores and equipment, and other general administrative expenses.

Net Advertising Expense. Net advertising expense consists of advertising costs as incurred reduced by payments received from vendors under cooperative advertising.

Stock-based Compensation. Stock-based compensation reflects all compensation expense associated with stock options and stock appreciation rights issued under the Equity Incentive Plan as further discussed in note 7 to our audited consolidated financial statements.

Gain on Transfer of Extended Maintenance Obligations. Gain on transfer of extended maintenance obligations reflects the net liabilities transferred less payments made to a third party to transfer our extended maintenance obligations.

Restructuring and Asset Impairment Charges. Restructuring and asset impairment charges consist of charges associated with our decision to outsource our product service and repair offerings. These charges reflect fair market adjustments to the carrying value of long-lived assets, primarily comprised of vehicles and equipment, and severance related charges in relation to certain eliminated positions.

Other Expense (Income). Other expense (income) includes interest expense, interest income, gain related to early extinguishment of debt, recapitalization transaction costs, and minority interest.

Deferred Revenue on Extended Maintenance Agreements. Deferred revenue on extended maintenance agreements represents the liability recognized on our balance sheet with respect to sales of ESPs under which we were the obligor. We amortize the deferred revenue on extended maintenance agreements where we were the primary obligor ratably over the life of the ESP contract.

Results of Operations

Summary of Key Operating Trends for our Company on a De-consolidated Basis. As discussed in “Consolidation of Certain Related Party Entities,” we were required, pursuant to GAAP, to consolidate certain variable interest entities controlled by a former director and principal stockholder of ours or members of his immediate family prior to the recapitalization of Gregg Appliances on February 3, 2005. Following the recapitalization, we were no longer required to consolidate these related party entities for accounting purposes because these entities were no longer under common control and there was no longer an implicit guarantee. As a result of the consolidation of the related party entities, our accompanying consolidated statements of income are not comparable. A detailed description of these related party transactions can be found in “Certain Relationships and Related Party Transactions”. The following condensed statements of income for the years ended March 31, 2004, 2005 and 2006 and the nine months ended December 31, 2005 and 2006 have been presented on a consolidated basis, as well as on a de-consolidated basis, for comparative purposes.

Certain Operating Information

The following table reflects our operating results on a consolidated basis including the variable interest entities for the years and periods indicated as a percentage of net sales.

	Fiscal Year Ended March 31,			Nine Months Ended December 31,
	2004	2005	2006	2005	2006
Net sales	100.0%	100.0%	100.0%	100.0%	100.0%
Cost of goods sold	68.2	68.2	68.5	69.0	69.3

Gross profit	31.8	31.8	31.5	31.0	30.7
Selling, general and administrative expenses	23.2	22.9	23.3	23.3	21.7
Net advertising expense	4.4	4.4	4.6	4.4	4.4
Stock-based compensation	0.3	1.2	—	—	—
Gain on transfer of extended maintenance obligations	—	—	(3.1)	(4.1)	—
Restructuring and asset impairment charges	—	—	0.1	0.2	—

Income from operations	3.9	3.2	6.6	7.2	4.5
Other expense	0.1	1.4	2.1	2.1	1.7
Income tax expense (benefit)	—	(1.8)	2.1	2.4	1.2

Net income	3.7%	3.6%	2.5%	2.7%	1.7%

Certain percentage amounts do not sum to total due to rounding.

The following table reflects our operating results on a de-consolidated basis excluding the variable interest entities for the years and periods indicated as a percentage of net sales.

	Fiscal Year Ended March 31,			Nine Months Ended December 31,
	2004	2005	2006	2005	2006
Net sales	100.0%	100.0%	100.0%	100.0%	100.0%
Cost of goods sold	68.2	68.2	68.5	69.0	69.3

Gross profit	31.8	31.8	31.5	31.0	30.7
Selling, general and administrative expenses	23.4	23.5	23.3	23.3	21.7
Net advertising expense	4.4	4.4	4.6	4.4	4.4
Stock-based compensation	0.3	1.2	—	—	—
Gain on transfer of extended maintenance obligations	—	—	(3.1)	(4.1)	—
Restructuring and asset impairment charges	—	—	0.1	0.2	—

Income from operations	3.7	2.7	6.6	7.2	4.5
Other expense (income)	(0.1)	0.9	2.1	2.1	1.7
Income tax expense (benefit)	—	(1.8)	2.1	2.4	1.2

Net income	3.7%	3.6%	2.5%	2.7%	1.7%

Certain percentage amounts do not sum to total due to rounding.

The following table sets forth our selected historical de-consolidated statement of income data for the years and periods indicated (dollars are in thousands).

	Fiscal Year Ended March 31,			Nine Months Ended December 31,
	2004	2005	2006	2005	2006
Net sales	$753,156	$803,199	$900,424	$679,115	$776,067
Cost of goods sold	513,408	548,105	616,512	468,272	538,134

Gross profit	239,748	255,094	283,912	210,843	237,933
Selling, general and administrative expenses	176,460	188,469	209,484	158,284	168,526
Net advertising expense	33,243	35,678	41,660	30,084	34,202
Stock-based compensation	2,390	9,277	—	—	—
Gain on transfer of extended maintenance obligations	—	—	(27,850)	(27,850)	—
Restructuring and asset impairment charges	—	—	1,009	1,320	—

Income from operations	27,655	21,670	59,609	49,005	32,205
Other expense (income)	(553)	7,202	18,730	14,306	13,118
Income tax expense (benefit)	—	(14,780)	18,664	16,230	9,072

Net income	$28,208	$29,248	$22,215	$18,469	$13,015

Nine Months Ended December 31, 2006 Compared to Nine Months Ended December 31, 2005

Net Sales. Net sales for the nine months ended December 31, 2006 increased 14.3% to $776.1 million from $679.1 million for the nine months ended December 31, 2005. This increase in sales was primarily attributable to the addition of seven stores during the past 12 months and a 2.9% increase in comparable stores sales during the first nine months of fiscal 2007. The comparable store sales performance was driven by gains in video, major appliances and mattresses. Video sales performance was fueled by flat panel television sales growth outpacing the sales decline in projection and tube televisions.

Gross Profit. As a percentage of sales, our gross profit margin declined to 30.7% for the nine months ended December 31, 2006 from 31.0% for the nine months ended December 31, 2005. The decline in gross profit, as a percentage of sales, was primarily attributable to our decision to outsource our product service and repair work to third-party providers as well as to sell third-party ESPs along with the related change in ESP revenue recognition associated with these changes. This decline was more than offset by improvements in our SG&A expense measured as a percentage of sales. These reductions in gross profit were partially offset by increases in core product margins.

Selling, General and Administrative Expenses (SG&A). SG&A expenses decreased by 1.6%, as a percentage of sales to 21.7% for the nine months ended December 31, 2006. The decrease in SG&A expense as a percentage of sales was primarily attributable to the outsourcing of our product service and repair work to third-party providers and our decision to sell third-party extended service plans last year, as well as the leveraging effect of our sales growth across many SG&A categories.

Net Advertising Expense. As a percentage of sales, net advertising expense for the nine months ended December 31, 2006 remained flat at 4.4% from the nine months ended December 31, 2005.

Gain on Transfer of Extended Maintenance Obligations. During the nine months ended December 31, 2005, in connection with our efforts to exit our product service and repair offerings, we entered into an agreement with a third party to transfer our product service obligations for previously sold extended service plans. We paid the third party $21.5 million to assume our product service obligation and recognized a $27.9 million pretax gain on the sale.

Restructuring and Asset Impairment Charges. In connection with our transition to outsource our product service and repair services, we recorded restructuring and asset impairment charges of $1.3 million during the nine months ended December 31, 2005 in accordance with SFAS No. 146, Accounting for Costs Associated with Exit or Disposal Activities and SFAS No. 144, Accounting for the Impairment or Disposal of Long-Lived Assets. These charges represented asset impairments of certain long-lived assets and severance and benefits costs. The severance and benefits costs resulted in a cash outlay while the asset impairments were recognized as non-cash charges to write-off certain assets.

Other Expense. Other expense declined to $13.1 million for the nine months ended December 31, 2006 from $14.3 million for the nine months ended December 31, 2005. This decrease in other expense was due to a decrease in net interest expense of $0.7 million and a $0.4 million gain related to early extinguishment of debt representing the difference between the purchase price and the carrying value of the repurchased senior notes during the nine months ended December 31, 2006, along with the associated write-off of debt issuance costs.

Income Tax Expense. The decrease in income tax expense during the nine months ended December 31, 2006 compared to the nine months ended December 31, 2005 was primarily the result of a reduction in income before income taxes in the current year compared to the prior year. In addition, during the nine months ended December 31, 2005, tax law changes were enacted to change the tax rates of certain states in which we operate which resulted in an additional $2.1 million of tax expense.

Fiscal Year Ended March 31, 2006 Compared to Fiscal Year Ended March 31, 2005

Net Sales. Net sales in fiscal 2006 increased 12.1% to $900.4 million from $803.2 million in fiscal 2005. This increase in sales was primarily attributable to the addition of nine stores and a 1.7% increase in comparable stores sales in fiscal 2006. The comparable store sales performance was primarily driven by sales growth in the major appliance and video categories, with gains in flat panel televisions outpacing the sales decline in projection and tube television sales.

Gross Profit. As a percentage of sales, our gross profit margin decreased by 0.3% to 31.5% in fiscal 2006 from 31.8% in fiscal 2005. The decrease in gross profit, as a percentage of sales, was primarily attributable to our decision to outsource our product service and repair work to third-party providers as well as to sell third-party ESPs.

Selling, General and Administrative Expenses. On a consolidated basis, SG&A expenses increased by 0.4%, as a percentage of sales, from 22.9% in fiscal 2005 to 23.3% for fiscal 2006. As adjusted to remove the impact of the consolidation of our variable interest entities, SG&A expenses decreased by 0.2%, as a percentage of sales, from 23.5% in fiscal 2005 to 23.3%. The decrease in SG&A expense as a percentage of sales, on a de-consolidated basis, for the year ended March 31, 2006 was primarily attributable to a decrease of approximately 0.8% from the outsourcing of our product service and repair work to third-party providers and our decision to sell third-party ESPs, partially offset by increases in professional fees, utilities and depreciation expense.

Net Advertising Expense. As a percentage of sales, net advertising expense increased 0.2% to 4.6% in fiscal 2006 from 4.4% in fiscal 2005. The increase was primarily attributable to the timing of excess advertising rebates received from vendors which were treated as a reduction in inventory in accordance with EITF 02-16, Accounting by a Customer (including a Reseller) for Cash Consideration Received from a Vendor.

Stock-Based Compensation. During fiscal 2005, we recognized stock-based compensation expense of $9.3 million related to the outstanding stock issued in exchange for a nonrecourse note and stock appreciation rights representing variable awards under Accounting Principles Board, or APB, Opinion No. 25 and related interpretations. Accordingly, stock-based compensation expense was recorded to reflect the increase in fair value of our common stock prior to our recapitalization. No stock-based compensation expense was recognized in fiscal 2006 in accordance with APB Opinion No. 25 as the stock options granted in fiscal 2006 were fixed awards and the exercise price of the stock options granted was equal to or greater than the fair value of the common stock on the date of grant.

Gain on Transfer of Extended Maintenance Obligations. In connection with our efforts to exit our product service and repair offerings, we entered into an agreement with a third party in fiscal 2006 to transfer our product service obligations for previously sold extended service plans. We paid the third party $21.5 million to assume our product service obligations and recognized a $27.9 million gain on the sale. The unrelated third party is now the obligor on virtually all of the ESPs we sell.

Restructuring and Asset Impairment Charges. In connection with our transition to outsource our product service and repair services, we recorded restructuring and asset impairment charges of $1.0 million during fiscal 2006 in accordance with SFAS No. 146, Accounting for Costs Associated with Exit or Disposal Activities and SFAS No. 144, Accounting for the Impairment or Disposal of Long-Lived Assets. These charges represented asset impairments of certain long-lived assets and severance and benefits costs. The severance and benefits costs resulted in a cash outlay while the asset impairments were recognized as non-cash charges to write-off certain assets.

Other Expense (Income). Other expense, including recapitalization transaction costs and minority interest, on a consolidated basis increased $7.3 million from $11.4 million in fiscal 2005 to $18.7 million in fiscal 2006. As adjusted to remove the impact of the consolidation of our variable interest entities, other expense increased $11.5 million. This increase in other expense was primarily comprised of an increase in interest expense on the notes issued in connection with our recapitalization, partially offset by $4.7 million in transaction costs in fiscal 2005 related to the recapitalization.

Income Tax Expense (Benefit). Prior to February 3, 2005, Gregg Appliances was organized as an S corporation. Accordingly, the allocable share of taxable income or loss was included in the tax returns of the stockholders and income taxes were not reflected in our consolidated financial statements. Following the recapitalization, we no longer qualify as an S corporation and are now subject to U.S. federal and certain state and local income taxes applicable to C corporations. During the year ended March 31, 2006 we recorded income tax expense of $18.7 million which was comprised of $18.6 million of deferred income tax expense, primarily the result of an increase in income before income taxes, and $0.1 million of current state tax expense. During fiscal 2005, we recorded deferred income tax assets of $115.5 million as of the date we converted from an S corporation to a C corporation, of which $16.6 million was credited to income tax benefit and $98.9 million was credited to retained earnings.

Fiscal Year Ended March 31, 2005 Compared to Fiscal Year Ended March 31, 2004

Net Sales. Net sales in fiscal 2005 increased 6.6% to $803.2 million from $753.2 million in fiscal 2004. This increase in net sales was primarily attributable to the net addition of five stores coupled with a 0.4% increase in comparable store sales in fiscal 2005. The comparable store sales performance was primarily driven by strong sales performance in the video category, particularly flat panel televisions, partially offset by weaker tube television sales.

Gross Profit. As a percentage of sales, our gross profit margin remained flat at 31.8% from fiscal 2004 which reflected similar vendor support as well as relatively stable margins across product lines.

Selling, General and Administrative Expenses. On a consolidated basis, SG&A expenses decreased by 0.3%, as a percentage of sales, from 23.2% in fiscal 2004 to 22.9% for fiscal 2005. As adjusted to remove the impact of the consolidation of our variable interest entities, SG&A expenses increased by 0.1%, as a percentage of sales, from the comparable prior year period to 23.5% for fiscal 2005. The increase in SG&A expense as a percentage of sales, on a de-consolidated basis, for the 12 months ended March 31, 2005 was primarily attributable to increases in rent, property taxes and service expense, partially offset by decreases in depreciation and insurance.

Net Advertising Expense. As a percentage of sales, net advertising expense in fiscal 2005 remained flat at 4.4% from fiscal 2004.

Stock-Based Compensation. During fiscal 2005, we recognized stock-based compensation expense of $9.3 million related to the outstanding stock issued in exchange for a nonrecourse note and stock appreciation rights representing variable awards under APB Opinion No. 25 and related interpretations. Accordingly, the increase of $6.9 million in stock-based compensation expense in fiscal 2005 from $2.4 million in fiscal 2004 was due to an increase in the value of common stock and accelerated vesting of stock appreciation rights related to the recapitalization.

Other Expense (Income). Other expense, including recapitalization transaction costs and minority interest, on a consolidated basis increased $10.5 million from $0.9 million in fiscal 2004 to $11.4 million in fiscal 2005. The increase in other expense on a consolidated basis was the result of $4.7 million of transaction costs related to the recapitalization, an increase of $3.7 million in minority interest expense and an increase in interest expense due to the notes issued in connection with the recapitalization. As adjusted to remove the impact of the consolidation of our variable interest entities, other expense increased $7.8 million from income of $0.6 million in fiscal 2004 to expense of $7.2 million in fiscal 2005. This increase in other expense was primarily the result of the increase in interest expense on the notes issued in connection with our recapitalization and transaction costs related to the recapitalization.

Income Tax Expense (Benefit). Prior to February 3, 2005, Gregg Appliances was organized as an S corporation. Accordingly, the allocable share of taxable income or loss was included in the tax returns of the stockholders and income taxes were not reflected in our financial statements. Following the recapitalization, we no longer qualify as an S corporation and are now subject to U.S. federal and certain state and local income taxes applicable to C corporations. During the year ended March 31, 2005 we recorded deferred income tax assets of $115.5 million as of the date our company was converted from an S corporation to a C corporation, of which $16.6 million was credited to income tax benefit and $98.9 million was credited to retained earnings.

Liquidity and Capital Resources

Following the recapitalization, we are no longer required to consolidate the variable interest entities for accounting purposes. See “Consolidation of Certain Related Party Entities”. Thus, the results presented below for fiscal 2006 are the same on both a consolidated and de-consolidated basis.

The following table presents a summary on a consolidated basis of our net cash (used in) provided by operating, investing and financing activities (dollars are in thousands):

	Fiscal Year Ended March 31,			Nine Months Ended December 31,
	2004	2005	2006	2005	2006
Net cash (used in) provided by operating activities	$34,170	$38,331	$(524)	$(13,486)	$23,725
Net cash (used in) provided by investing activities	(12,466)	2,555	(16,143)	(12,323)	(8,414)
Net cash provided by (used in) financing activities	(24,661)	(40,892)	10,326	19,351	(14,393)

The following table presents a summary on a de-consolidated basis of our net cash (used in) provided by operating, investing and financing activities (dollars are in thousands):

	Fiscal Year Ended March 31,			Nine Months Ended December 31,
	2004	2005	2006	2005	2006
Net cash (used in) provided by operating activities	$32,875	$36,750	$(524)	$(13,486)	$23,725
Net cash (used in) provided by investing activities	(5,860)	(7,646)	(16,143)	(12,323)	(8,414)
Net cash provided by (used in) financing activities	(30,050)	(28,940)	10,326	19,351	(14,393)

Our liquidity requirements arise primarily from our need to fund working capital requirements and capital expenditures.

Capital Expenditures. We make capital expenditures principally to fund our expansion strategy, which includes, among other things, investments in new stores and new distribution facilities, remodeling and relocation of existing stores, as well as information technology and other infrastructure-related projects that support our expansion. Capital expenditures were $13.2 million, $13.8 million, $19.0 million and $15.2 million for the nine months ended December 31, 2006 and 2005, fiscal 2006 and fiscal 2005, respectively, on both a consolidated and de-consolidated basis. For fiscal 2004, capital expenditures were $15.5 million and $11.8 million on a consolidated and de-consolidated basis, respectively. The increase in capital expenditures during fiscal 2006 is primarily attributable to a greater number of store openings during the period and continued investments in our information systems. We opened nine new stores, acquired one new store, and relocated one store during fiscal 2007. Furthermore, we plan to continue to invest in our management information system infrastructure as well as incur capital remodeling and improvement costs. Collectively, our gross capital outlay is expected to range between $18 million to $20 million for fiscal 2007. This is expected to be partially offset by proceeds from sale leaseback transactions totaling approximately $7 million in fiscal 2007.

Cash Provided by (Used in) Operating Activities. Cash provided by (used in) operating activities primarily consists of net income as adjusted for increases or decreases in working capital and non-cash depreciation and amortization. Cash provided by (used in) operating activities was $23.7 million, $(13.5) million, $(0.5) million, $38.3 million and $34.2 million for the nine months ended December 31, 2006 and 2005 and the years ended March 31, 2006, 2005 and 2004, respectively. As adjusted to remove the impact of our variable interest entities, cash provided by (used in) operating activities was $23.7 million, $(13.5) million, $(0.5) million, $36.8 million and $32.9 million for the same periods. The increase in cash flows for the nine months ended December 31, 2006 as compared to the comparable prior year period was primarily the result of non-recurring payments and gains on the transfer of extended maintenance obligations to a third party during fiscal 2006. The decrease in cash flows, on a de-consolidated basis, for fiscal 2006 as compared to fiscal 2005 was primarily a result of a $21.5 million cash payment related to the transfer of our extended maintenance obligations to a third party, an increase in inventories and a decrease in net income. These items were partially offset by an increase in accounts payable. The increase in cash flows, on a de-consolidated basis, for fiscal 2005 as compared to fiscal 2004 was a result of a slight increase in net income and improved management of working capital, partially offset by an increase in inventories.

Cash (Used in) Provided by Investing Activities. Cash (used in) provided by investing activities on a consolidated basis was $(8.4) million, $(12.3) million, $(16.1) million, $2.6 million and $(12.5) million for the nine month periods ended December 31, 2006 and 2005, and the years ended March 31, 2006, 2005 and 2004, respectively. As adjusted to remove the impact of our variable interest entities, cash used in investing activities was $(8.4) million, $(12.3) million, $(16.1) million, $(7.6) million and $(5.9) million for the same periods. The differences between the nine-month periods ended December 31, 2006 and 2005 was attributable to non-comparable sale and leaseback activity. The increase for fiscal 2006 as compared to fiscal 2005, on a de-consolidated basis, was primarily due to an increase in capital expenditures, reduction of sales of property and equipment and repayment of notes receivable in fiscal 2005. The increase for fiscal 2005, on a de-consolidated basis, as compared to fiscal 2004, was primarily due to an increase in capital expenditures and sales of property and equipment.

Cash (Used in) Provided by Financing Activities. On a consolidated basis, financing activities (used) provided $(14.4) million, $19.4 million, $10.3 million, $(40.9) million and $(24.7) million in cash for the nine-month periods ended December 31, 2006 and 2005, and the years ended March 31, 2006, 2005 and 2004, respectively. On a de-consolidated basis, financing activities (used) provided $(14.4) million, $19.4 million, $10.3 million, $(28.9) million and $(30.1) million for the same periods. The change between the nine-month periods ended December 31, 2006 and 2005 was primarily due to payments for the early extinguishment of debt in fiscal 2007 and an increase in bank overdrafts in fiscal 2006. The change for fiscal 2006 as compared to fiscal 2005 was primarily due to distributions to stockholders of $300.6 million in fiscal 2005, partially offset by proceeds from debt issuance, proceeds from common stock issuances, net payments on related party notes payable, payment of financing costs related to the recapitalization transaction in fiscal 2005 and an increase in book overdrafts. The decrease in 2005 as compared to fiscal 2004 was primarily due to net recapitalization activities.

Senior Notes. In connection with our recapitalization on February 3, 2005, Gregg Appliances issued $165 million in unsecured 9% senior notes. Interest on the senior notes is payable in arrears twice a year on February 1 and August 1. The senior notes will mature on February 3, 2013. On September 1, 2005, the interest on the senior notes increased to 9.25% per annum pursuant to section 4 of the Registration Rights Agreement dated February 3, 2005 between us and the initial purchasers of the senior notes. The interest rate increase remained in effect until the Registration Statement covering the exchange offer with respect to the senior notes was declared effective by the SEC and the exchange offer was consummated. On November 4, 2005, the exchange offer was consummated and the interest rate consequently decreased to 9.0% per annum.

Through December 31, 2006, we had purchased $20.0 million of our senior notes of which $15.5 million was purchased during the first nine months of fiscal 2007 at a weighted-average price of 92.45% of face value. For the three and nine months ended December 31, 2006, we recorded a gain related to the early extinguishment of debt representing the difference between the purchase price and the carrying value of the senior notes, net of related capitalized debt issuance costs of approximately $0.1 million and $0.4 million, respectively. Subsequent to December 31, 2006, we have purchased an additional $28.8 million of our senior notes at a weighted-average price of 102.09% of face value. We intend to offer to purchase all of our outstanding senior notes with the proceeds of this offering.

Junior Notes. On February 3, 2005 Gregg Appliances issued to certain of our stockholders, $25.0 million in unsecured 6% junior subordinated notes based on an effective interest rate of 11%. These junior notes are subordinated to the senior notes and any payment of principal thereof directly or indirectly is deferred until the payment in full of all of the senior debt. Unless there is a default or an event of default under any senior debt, interest on the junior notes is payable in arrears on February 1 and August 1. The junior notes will mature on February 3, 2015. Accretion of the discount, which is included in interest expense in the accompanying condensed consolidated statements of income, was approximately $0.4 million for the nine months ended December 31, 2006. We intend to redeem all of our outstanding junior notes pursuant to their terms with the proceeds of this offering and the additional debt refinancing described below.

Revolving Credit Facility. Gregg Appliances has a revolving credit agreement with a bank group for up to $75 million. The facility includes a $25 million sub-limit for letters of credit. Borrowings under the revolving credit agreement are subject to a borrowing base calculation based on specified percentages of eligible accounts receivable and inventories. Interest on borrowings is payable monthly at a fluctuating rate based on the bank’s prime rate or LIBOR plus an applicable margin. Until the agreement was amended on January 17, 2007, we paid an annual commitment fee of 3/8% on the unused portion of the facility. Under the amended agreement the annual commitment fee was reduced to 1/4% on the unused portion of the facility.

The interest rate based on the bank’s prime rate as of December 31, 2006 was 8.50%. As of December 31, 2006, we had no borrowings outstanding under our existing credit facility and $3.1 million of letters of credit outstanding. As of December 31, 2006, the total borrowing availability under our existing credit facility was $65.4 million.

The senior notes and our existing revolving credit facility are guaranteed by our wholly owned subsidiary, HHG Distributing, LLC, which has substantially no assets or operations. The guarantee is full and unconditional.

The revolving credit agreement and senior notes indenture contain restrictions on incurring additional debt or liens, making investments, selling assets or making equity repurchases, debt prepayments and transactions with affiliates. The revolving credit agreement also contains restrictions on mergers and a financial covenant requiring maintenance of a minimum fixed charge coverage ratio if excess liquidity, as defined, falls below a certain threshold. The revolving credit agreement prohibits the payment of dividends and the senior notes indenture restricts payment of dividends unless certain conditions are met. We were in compliance with the restrictions and covenants in the debt agreements at December 31, 2006.

In connection with the consummation of this offering, we intend to amend and restate our existing revolving credit facility to increase our revolving credit facility to $100 million and enter into a new $100 million term loan B.

Long Term Liquidity. Anticipated cash flows from operations and funds available from our new credit facilities, together with cash on hand, should provide sufficient funds to finance our operations for at least the next 12 months. As a normal part of our business, we consider opportunities to refinance our existing indebtedness, based on market conditions. Although we may refinance all or part of our existing indebtedness in the future, there can be no assurances that we will do so. Changes in our operating plans, lower than anticipated sales, increased expenses, acquisitions or other events may require us to seek additional debt or equity financing. There can be no guarantee that financing will be available on acceptable terms or at all. Additional debt financing, if available, could impose additional cash payment obligations and additional covenants and operating restrictions.

Impact of Inflation

The impact of inflation and changing prices has not been material to our revenue or net income in any of the last three fiscal years. Highly competitive market conditions and the general economic environment minimized inflation’s impact on the selling prices of our products and our expenses. In addition, price deflation and the continued commoditization of key technology products affects our ability to increase our gross profit margin.

Contractual Obligations

Our contractual obligations at March 31, 2006, were as follows (dollars are in millions):

	Payments due by period
	Total	Less than 1 year	1-3 years	4-5 years	More than 5 years
Operating lease obligations	$189.2	$22.9	$42.4	$34.9	$89.0
Junior and senior notes	185.5	—	—	—	185.5
Interest payable on junior and senior notes	114.6	15.9	31.9	31.9	34.9

Total	$489.3	$38.8	$74.3	$66.8	$309.4

We lease certain retail stores, warehouse and office space, our corporate airplane and vehicles under operating leases. Our noncancellable lease agreements expire through March 31, 2026, require various minimum annual rentals and contain certain options for renewal. Certain of these leases are with related parties, including one of our stockholders. The majority of the real estate leases require payment of property taxes, normal maintenance and insurance on the properties. Total rent expense with respect to real property was approximately $21.2 million, $16.3 million and $13.9 million in fiscal 2006, 2005 and 2004, respectively. As adjusted to add back the reduction in rent expense attributable to the consolidation of our variable interest entities, total rent expense for our real property would have been approximately $21.2 million, $18.3 million and $15.9 million in fiscal 2006, 2005 and 2004, respectively. Contingent rentals based upon sales are applicable to certain of the store leases. Contingent rent expense was approximately $0.2 million in fiscal 2006 and 2005 and $0.1 million in fiscal 2004, respectively. Total rental expense with respect to real property has increased as a result of the increase in the number of our stores.

Off Balance Sheet Items

Other than operating leases, we do not have any off balance sheet arrangements. We finance some of our development programs through sale and leaseback transactions, which involve selling stores to unrelated parties and then leasing the stores back under leases that are accounted for as operating leases in accordance with GAAP. A summary of our operating lease obligations by fiscal year is included in the “Contractual Obligations” section above. Additional information regarding our operating leases is available in “Business—Properties,” and Note 8, Leases, of the Notes to our audited consolidated financial statements, included in this prospectus.

Recently Issued Accounting Standards

In December 2004, the FASB issued SFAS No. 123R, Share-Based Payment, which establishes standards for transactions in which an entity exchanges its equity instruments for goods or services. This standard requires all entities to measure the cost of employee services received in exchange for an award of equity instruments based on the grant-date fair value of the award. This eliminates the exception to account for such awards using the intrinsic value-based method previously allowable under APB Opinion No. 25, Accounting for Stock Issued to Employees. SFAS No. 123R allows implementation using a modified version of prospective application, under which compensation expense for the unvested portion of previously granted awards and all new awards will be recognized on or after the date of adoption. SFAS No. 123R is effective for annual reporting periods beginning on or after June 15, 2005. We adopted SFAS No. 123R effective April 1, 2006 using the prospective method and the adoption did not have a material impact on our consolidated financial statements.

In May 2005, the FASB issued FASB Statement No. 154, Accounting Changes and Error Corrections. SFAS No. 154 requires retrospective application for voluntary changes in accounting principle unless impractical to do so. Retrospective application refers to the application of a different accounting principle to previously issued financial statements as if that principle had always been used. This Statement is effective for our fiscal year beginning April 1, 2006. The impact of SFAS 154 will depend on the accounting change, if any, in a future period.

In July 2006, the FASB issued Interpretation No. 48, Accounting for Uncertainty in Income Taxes (FIN 48), which clarifies the accounting for uncertainty in income taxes recognized in an enterprise’s financial statements in accordance with FASB Statement No. 109, Accounting for Income Taxes. FIN 48 is effective for fiscal years beginning after December 15, 2006 with earlier adoption permitted at the beginning of a fiscal year if interim financial statements for that year have not been issued. We are currently evaluating the impact, if any, the adoption of FIN 48 will have on the consolidated financial statements.

In September 2006, the Securities and Exchange Commission (SEC) issued Staff Accounting Bulletin (SAB) No. 108, Considering the Effects of Prior Year Misstatements when Quantifying Misstatements in Current Year Financial Statements, which provides interpretive guidance on the consideration of the effects of prior year misstatements in quantifying current year misstatements for the purpose of a materiality assessment. SAB No. 108 is effective for fiscal years ending after November 15, 2006. Early application is encouraged, but not required. We are currently assessing the impact, if any, that the adoption of SAB No. 108 will have on our operating income or net earnings. The cumulative effect, if any, of applying the provisions of SAB No. 108 will be reported as an adjustment to beginning-of-year retained earnings.

In September 2006, the FASB issued SFAS No. 157, Fair Value Measurements. SFAS No. 157 defines fair value, establishes a framework for measuring fair value in generally accepted accounting principles and expands disclosures about fair value measurements. This Statement applies to previous accounting pronouncements that require or permit fair value measurements. Accordingly, this Statement does not require any new fair value measurements. SFAS No. 157 is effective for fiscal years beginning after December 15, 2007. We are currently evaluating the impact, if any, the adoption of SFAS No. 157 will have on our operating income or net earnings.

Quantitative and Qualitative Disclosures about Market Risk

We are exposed to market risk from changes in the floating rate interest on the outstanding debt under our revolving credit facility. As of December 31, 2006, we had no cash borrowings under our revolver. We are not currently exposed to market risk from currency fluctuations as all our purchases are dollar-denominated. We do not hedge interest rate exposure. We will consider entering into interest rate swap agreements at such times as we deem appropriate.

INDUSTRY OVERVIEW

The consumer electronics and home appliance industries have demonstrated strong growth, driven by new product innovations, particularly in the premium categories. According to the CEA and the Association of Home Appliance Manufacturers, or AHAM, U.S. consumers spent a combined total of $164.5 billion on consumer electronics and home appliances during 2006, representing an increase of 12.3% from 2005.

Consumer electronics and home appliances are distributed through several different channels, including mass merchant, specialty retail stores, home improvement superstores, home office retailers, discount stores, single- and multi-unit independent dealers, and direct-to-customer channels. A shift in consumer preferences toward large flat screen television technology, as well as higher-end, more-sophisticated appliances has raised the importance of delivery and installation services. The availability of these types of services is increasingly becoming a key differentiating factor among retail channels. Mass merchants, for example, do not offer the delivery and installation required for larger and more complex home theater and appliance products.

Consumer Electronics Industry

According to the CEA, sales of consumer electronics increased at a CAGR of 10.3% from $98.4 billion in 2002 to $145.7 billion in 2006 and are expected to grow by 6.5% in 2007 to $155.2 billion. Demand for consumer electronics products is expected to remain strong due to the continued adoption of digital and more portable products along with continuing trends of price declines for high ticket items, such as flat-panel televisions. According to the CEA, unit sales of digital products, including digital televisions and displays, MP3 players, digital cameras, personal computers, DVD players and recorders, portable CD equipment, PDAs and portable navigation devices, grew at a CAGR of 19.6% over the past five years.

Furthermore, the FCC mandate requiring that all televisions incorporate a digital tuner by 2009 has increased the replacement rate of non-digital televisions and contributes to the rapid adoption rate of flat panel display units. According to the CEA, sales of digital televisions were expected to climb to $23.3 billion in 2006 from $17.4 billion in 2005 representing an annual growth rate of 33.9%. Similarly, volume shipments were expected to grow to 18.7 million units in 2006 from 12.3 million in 2005 representing an annual growth rate of 52.0%. This implies a trend of declines in average selling prices of digital televisions which is fueling demand for larger screen size units as they become relatively more affordable to more consumers. This strong demand is bolstered by the introduction of new digital technology product advancements such as 120hz and 1080p, two technological developments that enhance display quality. The CEA projects that sales of digital televisions will grow from 21 million units in 2007 to 28 million units in 2009, representing a CAGR of 15.5%. This positive growth trend is expected to continue with Display Search projecting digital television sales to grow at a CAGR of 12.7% through 2010.

Appliance Industry

The major household appliance industry is influenced by a combination of economic, demographic, and lifestyle patterns. In a strong economy, evidenced by growing GDP and personal consumption expenditures, consumers often upgrade and purchase more luxury appliances. According to AHAM, U.S. consumer spending on major appliances reached $19.5 billion in 2006 despite a housing slowdown, representing an increase of 7.1% over 2005. According to AHAM, unit shipments of washers, dryers, dishwashers, refrigerators, freezers and ranges, are expected to increase by 1.8% in 2007 to 48.7 million units. We believe that average unit selling prices will continue to increase. Form and aesthetics have become an increasingly large determinant in consumers’ major appliance purchases, stimulating growth beyond the basic need for repair and replacement. Manufacturers of major household appliances increasingly rely on innovations that offer improved performance and convenience to boost brand image. Advanced products are being introduced for cooking, refrigeration, fabric care and dishwashing and are expected to continue to drive growth in this sector.

BUSINESS

Our Company

We are a leading specialty retailer of premium video products, brand name appliances, audio products and accessories. We offer one of the most comprehensive brand and model selections of digital televisions and appliances in our industry, which we sell at competitive prices. We focus on providing our customers with a superior purchase experience from the time they first enter our stores to the delivery and installation of products in their homes. We distinguish ourselves from our competitors by employing an extensively trained, commissioned sales force that serves our customers with a consultative and educational sales approach. We also differentiate ourselves by offering same-day delivery of virtually all of our products. Over our 52-year history, our superior customer purchase experience has enabled us to successfully compete against the other leading video and appliance retailers. We currently operate 77 stores in Ohio, Indiana, Georgia, Tennessee, Kentucky, North Carolina, South Carolina and Alabama.

Our typical new store averages 30,000 square feet. Our stores are designed to be visually appealing to our customers and to highlight our premium selection of consumer electronics and appliances. Our store layout showcases our broad selection of products with advanced features and functionality utilizing LCD and plasma television display walls, extensive appliance displays and digital product centers. We carry over 100 models of flat panel televisions and 400 models of appliances, most of which we feature in our stores. Our stores are located in power centers or freestanding locations in high traffic areas, usually near our major competitors. We drive store traffic and enhance our brand recognition through year-round television advertising, weekly newspaper inserts, direct mail and web promotions.

Our sales can be categorized in the following manner:

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Video products: We offer a broad selection of the latest video products, such as LCD, plasma and micro-display televisions as well as DVD recorders. Representative brands include Hitachi, JVC, Mitsubishi, Panasonic, Philips, Samsung, Sharp, Sony and Toshiba. For the 12 months ended December 31, 2006, video products represented 45% of merchandise sales.

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Home appliances: We offer a broad selection of major appliances, including the latest generation refrigerators, ranges, dishwashers, freezers, washers and dryers, sold under a variety of leading brand names. Representative brands include Bosch, Frigidaire, GE, KitchenAid, LG, Maytag, Subzero, Thermador, Viking, Whirlpool and Wolf. For the 12 months ended December 31, 2006, home appliances represented 42% of merchandise sales.

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Other products and services: We also sell audio products, Serta mattresses, notebook computers and other select popular consumer electronics and accessories. We continue to evaluate other merchandise categories which will further enhance our product offering. Additionally, we provide our customers with a suite of services including ESPs, same-day delivery and installation and in-home repair and maintenance for which we receive revenues. Products such as home audio systems, notebook computers, cameras, telephones, satellite dish network systems and advanced cables generate and support store traffic and create cross-selling opportunities with our other products. Our suite of services is aimed at enhancing our customers’ superior purchase experience. For the 12 months ended December 31, 2006, other products and services represented 13% of merchandise sales.

We have a proven track record of growth and profitability led by a seasoned management team. Over the last four fiscal years, we have opened 28 new stores and have grown our net sales and Adjusted EBITDA at a compound annual rate of 13.4% and 11.5%, respectively, while significantly investing in corporate infrastructure to support further expansion. For the 12 months ended December 31, 2006, we generated net sales of $997.4 million and Adjusted EBITDA of $57.3 million, representing growth of 12.7% and 35.9%, respectively, over the prior trailing 12-month period.

Competitive Strengths

We believe the following strengths contribute significantly to our success and position us for growth within our existing and new markets:

Superior customer purchase experience. We believe our in-store experience, high level of customer service and delivery and installation capabilities result in a superior customer purchase experience, which drives loyalty, referrals and repeat business. Our extensively trained, commissioned sales force enables us to educate our customers on the features and benefits of the products we offer. Rigorous ongoing training and performance-monitoring programs ensure that our sales associates are customer-focused and have the knowledge necessary to articulate the differences in our products. We believe that when fully informed, customers frequently purchase higher-end, feature-rich products. Our ability to drive sales of more advanced video and appliance products has made us an important partner for our vendors to present their state-of-the-art offerings and enables us to be among the first to introduce new products and technologies in our stores. This further enhances our brand image and customer experience.

We offer same-day delivery for virtually all of our products and also provide quality in-home installation services. This expertise significantly enhances our ability to sell large, more complex products. We believe no other major consumer electronics or appliance retailer provides same-day delivery on as wide a range of products as we do. Our network of nine central and regional distribution centers provides a local supply of inventory that supports our same-day delivery strategy. We conduct approximately 100,000 customer surveys each year to ensure customer satisfaction and provide us with feedback to continue improving our superior customer purchase experience.

Balanced mix of premium video products and appliances. We have one of the most extensive product and brand offerings of premium video products and home appliances. Our television and video products contribute significantly to our growth in sales and profitability while our appliance business provides us with additional financial stability and strong cash flow generation. As a result of our balanced merchandise mix of video products and appliances, our cash flow tends to be less seasonal and more stable over the long term relative to our consumer electronics-focused competitors. In addition, the combination of large screen televisions and appliances, each of which generally requires home delivery and installation, provides us with significant efficiencies in home delivery and installation.

Proven ability to successfully penetrate new markets. We believe our store concept is highly portable. We seek to expand into new markets with attractive demographic profiles where we believe there is significant underlying demand for our product mix and customer services. Since 1999, we have successfully opened or acquired stores in six new metropolitan markets, adding 63 stores, most recently in the Atlanta, Charlotte and Knoxville markets. Our strategy is to initially open multiple stores in a market to leverage our advertising spending, regional management and delivery and distribution infrastructure, followed by additional store openings spread over time to fill out the market. For example, when we entered the Charlotte market we initially opened four new stores and have added six stores in the Charlotte market since that time. This penetration allows us to capture strong market share in each of our markets.

Superior store economics. Our stores deliver compelling returns on investment. We closely adhere to our prototype store format when opening new stores, which helps simplify our operations and ensures consistent execution. We believe our store economic returns are superior to those of our major consumer electronics competitors.

During fiscal 2006 and 2007, our stores averaged net sales of $14.4 million per store and provided average four-wall EBITDA margins of approximately 7.5%. During this same period, our new stores required average net capital expenditures of $0.7 million and average initial net-owned inventory investments of $1.0 million. Our stores typically generate positive cash flow within three months of opening and provide a cash payback in less than two years. All of our stores produce positive four-wall EBITDA, which combined with our strong inventory turns, generates significant free cash flow to internally fund our growth.

Experienced management team. Our senior management team has an average of 24 years of relevant industry experience and an average of over 13 years of experience with us. Under our management team’s leadership, we have grown our store base by a CAGR of 18.3% since fiscal 1998 and successfully entered six metropolitan markets. We believe our management’s depth of experience has enabled us to anticipate and respond effectively to industry trends and competitive dynamics while driving superior customer service and cultivating long-standing relationships with our vendors.

Key Growth Initiatives

We believe the following are key elements to our growth strategy:

Open stores in new and existing markets. We believe our proven business model and exceptional store economics will allow us to continue to expand into new high growth markets while continuing to build out our store base in existing markets. In fiscal 2008, we plan to accelerate our store growth by opening approximately 13 to 15 new stores, primarily by entering the Raleigh/Durham and Birmingham markets. Beginning in fiscal 2009, we intend to enter the highly attractive Florida market which we expect will provide significant store growth opportunities in the future. We believe our substantial investments in our managers-in-training program, real estate development, distribution infrastructure and our site selection experience will allow us to grow in a variety of new and existing markets. We intend to continue to grow our store count at a compound annual rate of 15% to 20% over the next several years from internally generated funds without adversely impacting our profitability or our superior customer purchase experience. We believe, based upon our new-store site selection criteria, that there are substantial opportunities to add stores in new and existing markets with a long-term potential for more than 400 hhgregg stores in the United States.

Capitalize on strong demand for premium product offerings. We are well positioned to benefit from the expected strong demand for premium video products as well as the continued stability of the appliances market. According to CEA, strong growth is expected to continue within our core video products category. Larger flat-panel screen sizes and continued product innovations, such as 120hz and 1080p technology, are driving strong growth of digital televisions. In addition, price declines in plasma and LCD televisions have generated broad- based consumer demand for flat panel products, particularly in larger screen sizes. Digital television price declines, coupled with the FCC mandate requiring that all televisions incorporate a digital tuner by 2009, have hastened the replacement of non-digital televisions and increased the adoption rate of flat panel display units. As a result of these positive industry trends, digital television sales are expected to grow at a compound annual rate of 12.7% through 2010, according to Display Search.

We believe that our appliance business is driven primarily by consumers who seek to upgrade the style and features of their appliances. There are a limited number of specialty retailers offering as broad a selection of appliances as we do and we expect to continue to gain market share in this segment due to our extensive product and brand assortment coupled with our superior customer purchase experience. The growth of premium appliance categories, including energy efficient washers, dryers and three-door refrigeration, has increased our average selling prices over the last three years. During fiscal 2007, our appliance comparable store sales increased 4%.

Selectively introduce complementary merchandise. We plan to exploit growing niches in the consumer electronics and appliances categories while strategically introducing higher-margin merchandise and traffic driving products.

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Fine Lines. Beginning in fiscal 2006, we introduced our Fine Lines appliance department concept in select markets. Our Fine Lines department focuses on ultra premium appliances, such as Sub-Zero, Wolf and Thermador. Fine Lines increases store traffic, helps drive sales of higher margin appliances in our core product assortments and enhances our reputation for premium offerings in the marketplace with both our customers and vendors. We believe there is an opportunity to introduce our Fine Lines department concept in select existing and new stores in each of our markets.

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Center of store initiatives. We intend to capitalize on our core strengths to bolster our market position in our center of store categories, which include take-with products such as cameras, camcorders, notebook computers, MP3 players and high margin accessories. We continue to refine our merchandise assortments, enhance our in-store visual presentation, optimize our available square footage and opportunistically add products. For example, we began selling notebook computers in the second half of fiscal 2007, and we expect our sales in that category to grow significantly in fiscal 2008. We believe center of store categories drive customer traffic to our stores and allow us to capitalize on the convergence of video and personal computing technologies in the home.

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Other merchandise categories. In order to leverage our in-store, consultative selling expertise and home delivery capabilities, we began selling Serta mattresses in our stores during fiscal 2007. Mattresses contribute higher margins than consumer electronics and appliance products, while helping to drive cost efficiencies in our home delivery network. We continue to evaluate other merchandise categories to further enhance our product offering and complement our core competencies of customer service, home delivery and installation.

We extensively test all new product initiatives prior to rollout to ensure category success and we continually assess our assortment in both existing and new categories in order to optimize our product mix, build our brand and maximize profitability.

Gains in operating and working capital efficiencies. We believe we can further drive returns on investment as we grow our store base by leveraging our increased size, operating efficiencies and financial position. As we penetrate new metropolitan markets, we expect to increase our purchase volumes, drive distribution efficiencies and strengthen our relationships with our key vendors. We also expect our increased store base and higher net sales to further leverage our existing corporate and regional infrastructure. Additionally, as we continue to improve our financial position and increase the number of stores we open each year, we expect to be able to negotiate more favorable lease terms for our stores.

Customer Purchase Experience

Our goal is to serve our customers in a manner that generates loyalty, referrals and repeat business. We focus on making every customer’s purchase experience a positive one and aim to be the primary destination for consumer electronics and home appliances. We employ multiple internal systems to ensure customer satisfaction in each of our markets, and we focus on offering a comprehensive suite of services such as delivery and home installation to our customers. We aim to offer the customer a convenient shopping experience by locating our stores in high traffic areas with a focus on visibility, access and parking availability.

Our philosophy for providing our customers with a superior purchase experience includes;

•	employing a highly motivated, commissioned sales force and extensively training them so they are able to educate our customers on the benefits of feature-rich, higher margin products;

•	soliciting customer feedback to allow us to monitor and improve individual employee performance;

•	conducting broad consumer and market research to ensure a top quality, competitively priced offering;

•	offering an exceptionally deep product assortment in core categories;

•	providing a warm and bright store ambiance that showcases our products well;

•	providing same-day delivery for virtually all of our products and quality in-home installation services;

•	offering extended-term financing through a third-party private label credit card to qualified customers;

•	offering convenient 40 minute call ahead service for delivery;

•	offering customer support through our central call center seven days per week; and

•	providing third-party ESPs and third-party in-home service and repair of our products.

Product Service and Support. We currently outsource product service and repair of our products sold with and without extended warranties. We sell third-party ESPs to our customers. The ESPs typically extend three to five years beyond the manufacturer’s warranty and cover all service and repair-related maintenance. We closely monitor the performance of our third-party vendor to ensure the quality and timeliness of its repair services. We offer customer support via our central customer service call center. Our service center is open seven days a week and provides customers with a toll-free resource to ask product and other support-related questions.

Private Label Credit Card. We offer customers financing through a private label credit card with a third-party financial institution. We believe the use of financing encourages customers to make larger ticket purchases and promotes our business by allowing us to market directly to our private credit card holders. The third-party institution assumes the risk of collection from our customers and has no recourse against us for any uncollected amounts.

Merchandising and Purchasing

Merchandise. We focus on offering one of the most extensive product and brand selections in our industry. We offer a broad selection of the leading brands at everyday competitive prices and provide a balance of digital and home theater products and appliances. Our premium products help drive margins and profitability while our lower-margin products help drive customer traffic providing us with stable, less-seasonal cash-flow. Our balanced mix of premium video products and appliances positions us to benefit from the expected strong growth in digital products, as well as the stability in major appliances.

Product Categories. We sell a wide variety of premium video products, including digital televisions and home theater systems, appliances, audio products, mattresses and related services. The table below lists selected products and representative brands for our core merchandise categories:

Category	Products	Selected Brands
Video Products	Flat panel televisions, digital projection televisions, DVD recorders	Hitachi, JVC, Mitsubishi, Panasonic, Philips, Samsung, Sharp, Sony and Toshiba

Home Appliances	Refrigerators, freezers, washers and dryers, cooking ranges, dishwashers, air conditioners	Bosch, Frigidaire, GE, KitchenAid, LG, Subzero, Thermador, Viking, Whirlpool and Wolf

Other Products	Home theater receivers, CD players, speaker systems, digital cameras, digital camcorders, notebook computers, MP3 players, mattresses	Bose, Canon, JVC, Klipsch, Minolta, Onkyo, Polk, Serta, Sony and Toshiba

Vendor Relationships. Our top ten and 20 suppliers accounted for over 72.2% and 87.0%, respectively, of merchandise purchased by us during fiscal 2006. Two of our vendors, Whirlpool and Frigidaire, each represented more than 10% of our total purchases in fiscal 2006. Our other key suppliers include Hitachi, Panasonic, Philips, Sony and Toshiba.

Our purchasing strategy varies by vendor and product line. We do not generally have long-term contracts with any of our major suppliers. We typically order our inventory through the issuance of individual purchase orders to vendors. Our ability to sell a broad selection of products has made us an important partner for our vendors to showcase their higher-margin product offerings and introduce new products and technologies to consumers. In an effort to support our strategy, vendors offer us various incentives including volume discounts, trade financing, co-op advertising, purchase discounts and allowances, promotional items and inventory on a consignment basis.

Personnel and Training

Commissioned Sales Associates. We seek to hire individuals who are career-oriented and motivated by a commission-based environment. Over 90% of our sales associates are full time employees. Our sales associates are compensated based on both sales and product profitability. New sales associates are required to complete 80 hours of initial in-house training focused on product knowledge and functionality, customer service and general store operations. Sales associates also participate in on-going training for an average of ten hours per month in order to stay current with new product offerings and customer service initiatives. This on-going training includes quarterly meetings with vendors to learn about upcoming product releases.

Manager-In-Training (MIT) Program. We operate a professional development program that provides managers with a variety of tools and training to assist them in leading their sales associates and meeting their performance objectives. Manager candidates undergo comprehensive training in store operations, sales, management and communications skills so that they can eventually manage their own stores and have the opportunity to become regional managers. Candidates first participate in our MIT program, which develops each manager’s managerial and supervisory skills. After completion of our training programs, manager candidates work as assistant managers. Successful assistant managers then manage one of our lower-volume stores, where they are supervised closely by the store’s regional manager. We give managers an opportunity to operate higher-volume stores as they become more proficient in their management skills.

Our store and regional managers are essential to our store expansion strategy. We use experienced store and regional managers from our existing markets when entering new markets. Our MIT program provides a pipeline of future store and regional managers. This program allows us to fill store management positions with personnel promoted from within each store and to staff new stores from our pool of experienced managers.

Stores and Store Operations

Operations. We have developed a standardized system for operating our stores. The system includes customer service, scheduling, delivery and installation, procedures for inventory management, transaction processing, labor and store administration and merchandise display. Our store operations are organized into nine geographic regions. Each region is supervised by a regional manager who monitors store operations and meets regularly with store managers to discuss merchandising, new product introductions, sales promotions, customer feedback and store operating performance. A store is typically overseen by a general manager, a sales manager, an operations manager and a staff averaging 20 salespeople and ten additional support staff. Our stores are open seven days and six nights a week.

Locations. We currently lease all 77 of our stores, which are located in Ohio, Indiana, Georgia, Tennessee, Kentucky, North Carolina, South Carolina and Alabama. Our stores average approximately 34,000 square feet. We also lease our corporate headquarters which is located in Indianapolis, Indiana. Our corporate headquarters includes a store, corporate training center, central distribution and warehousing facility, and corporate call center.

The following table sets forth our store name and opening date grouped by our geographic regions:

Location	Opening Date	Location	Opening Date
Central Indiana:		Columbus:
Indianapolis North	January 1990	Taylor Park(1)	July 1999
Indianapolis West	September 1993	Chillicothe	July 1999
Indianapolis East	November 1994	Newark	July 1999
Terre Haute	March 1997	West Broad	July 1999
Indianapolis South	September 1997	Zanesville	July 1999
Avon	July 2001	Sawmill	October 2000
		Blacklick	January 2007
Northern Indiana:
Ft. Wayne	November 1993	Cleveland:
Anderson	May 1994	Canton	October 2001
Muncie	May 1994	Mentor	October 2001
Lafayette	June 1994	North Randall	October 2001
Kokomo	June 1998	Parma	October 2001
Richmond	October 1999	Chapel Hill	June 2002
Noblesville	July 2006	Fairlawn	October 2002
		Easton	November 2005
Nashville:		North Olmsted	July 2006
Thompson Lane	April 1984
Hickory Hollow	August 1987	Atlanta:
Bowling Green(1)	June 1990	Kennesaw	March 2003
Clarksville	August 1995	Southlake	March 2003
Rivergate	December 1997	Fayetteville	April 2003
Cool Springs	November 2000	Gwinnett	April 2003
Murfreesboro	July 2004	Stonecrest	April 2003
Huntsville, AL(2)	October 2004	Douglasville	September 2003
Knoxville (Turkey Creek), TN(2)	May 2006	Mall of Georgia	October 2003
Knoxville (Northwest Crossing), TN(2)	June 2006	Smyrna	October 2003
		Alpharetta	October 2004
Montgomery, AL(2)	October 2006	Newnan	October 2004
		Columbus	November 2004
Louisville/Lexington:		Macon	September 2006
Clarksville	August 1995	Augusta	February 2007
Louisville	November 1996
Bloomington	October 1998	Charlotte:
Outer Loop	October 2002	Concord	April 2005
Lexington	June 2003	Matthews	April 2005
		Pineville	June 2005
Cincinnati/Dayton:		Greenville	July 2005
Colerain	February 1999	Harbison	October 2005
Eastgate	February 1999	Sandhill	October 2005
Florence	February 1999	Anderson, SC(4)	October 2005
Fields Ertel	March 1999	Northlake Village	November 2005
Western Hill	March 1999	Hickory, NC(4)	November 2006
Hamilton(3)	May 1999	Gastonia, SC(4)	January 2007
Beavercreek	April 2001
Dayton Mall	October 2001
Piqua	June 2002
Tri County	October 2002

(1)	Relocated in September 2005.
(2)	Our Huntsville, AL, Montgomery, AL and two Knoxville, TN stores are served by our Nashville distribution center and, consequently, are included in the Nashville market.
(3)	Relocated in August 2006.
(4)	Our Anderson, SC, Hickory, NC and Gastonia, SC stores are served by our Charlotte, NC distribution center and, consequently, are included in the Charlotte market.

Market and Site Selection. We target markets that meet our demographic and competitive criteria, including areas that demonstrate above average economic growth and household incomes, home ownership rates, growth in new housing starts and remodeling activity. Our target markets typically include most or all of our major competitors. When considering new sites, we analyze total store and market potential and advertising and occupancy costs for a market, as well as proximity to distribution facilities. Within our markets, we open or acquire our stores in power centers or freestanding locations in high traffic areas, usually near our major competitors. Primary site evaluation criteria include total sales volume potential, co-tenancies, traffic patterns, visibility, access, parking availability and occupancy costs. We initially open multiple stores in a new market and add stores to the market over time to increase market share. We plan to continue to open or acquire stores in new and existing markets. Our expansion plans include entering the Raleigh/Durham and Birmingham markets during fiscal 2008 and the highly attractive Florida market beginning in fiscal 2009.

Store Development. Since 1999, we have successfully entered six new major markets, most recently in Atlanta, Charlotte and Knoxville, and intend to accelerate our new store opening program. Historically, we have been able to locate and open stores profitably in a wide variety of trade areas by negotiating lease terms that we believe are favorable. Approximately 12 to 18 months are required for site approval, lease negotiation, property build out, the hiring and training of associates and the stocking of inventory before the opening of a store. This timeframe can be reduced to 6 to 12 months when no new property build-out is required.

We generally lease new stores through build-to-suit arrangements, whereby a landlord develops a building shell for long-term rental to us. This strategy significantly reduces our capital outlay for new store construction by limiting our capital outlay to furniture, fixtures and equipment. Additionally, we occasionally execute a sale and leaseback on stores not developed through a build-to-suit program. Through this sale and leaseback process, in which the land, building and/or leasehold improvements are sold to a third party and leased back to us on a single tenant basis, much of the construction cost associated with a new store can be deferred and recognized over a long-term rental period, which is generally 10 to 15 years.

Distribution and Warehousing

Our distribution and warehousing functions are designed to optimize inventory availability and turnover, delivery efficiency, and minimize product handling. Our distribution and warehousing system consists of two central distribution centers, or CDCs, and seven regional distribution centers, or RDCs. We operate CDCs in Indianapolis and Atlanta and RDCs in Birmingham, Charlotte, Cincinnati, Cleveland, Columbus, Louisville and Nashville. CDCs receive products directly from manufacturers and stock merchandise for local customer delivery and store and RDC replenishment. RDCs receive inventory daily from their respective CDCs or directly from manufacturers for home delivery. Merchandise is generally not transferred between stores. Our CDCs and RDCs operate seven days a week. We believe that our existing distribution and warehouse system is adequate to support expansion in our existing markets. To the extent we expand into new markets that cannot be served by our existing CDCs and RDCs, we expect to invest in additional distribution and warehouse infrastructure. All of our distribution facilities are leased.

The following table sets forth certain information relating to our CDCs and RDCs:

Facility	Opening Date	Area Served	Size (sq. ft)
CDC:
Atlanta, Georgia	January 2003	Southeast	273,200
Indianapolis, Indiana	June 1986	Midwest	319,458

RDC:
Birmingham, Alabama	April 2007	Birmingham	65,000
Charlotte, North Carolina	April 2005	Charlotte	99,688
Cincinnati, Ohio	March 1999	Cincinnati	100,800
Cleveland, Ohio	September 2001	Cleveland	100,800
Columbus, Ohio	August 1999	Columbus	166,790
Louisville, Kentucky	August 2002	Louisville	61,000
Nashville, Tennessee	October 2006	Nashville	100,000

Typically, large appliances, large screen televisions, home theater products and mattresses are delivered directly to a customer’s home. The majority of our customers purchasing these products also use our delivery or installation service. Our stores carry a limited inventory of these larger items to accommodate customers who prefer to transport merchandise themselves. Smaller-sized items such as DVD players, camcorders, digital cameras, televisions less than 37 inches and small appliances are adequately stocked in-store to meet customer demand.

We began outsourcing our delivery services in the Atlanta market in April 2003 and have since outsourced our delivery services in all of our markets other than our Central and Northern Indiana markets. Our outsourcing partners assign certain employees to us and those employees deliver products exclusively for us, generally carry our logo on their vehicles and wear hhgregg uniforms. This allows us to maintain our brand identity and high customer service levels following the purchase of our products. We provide all installation services using our highly skilled employees. We remain the customer’s primary point of contact throughout the delivery and installation process, thereby ensuring that we maintain control over the quality of the service provided. We also closely monitor our delivery partners to assess our customer’s satisfaction with their services. We are not subject to any long-term agreements with any of our delivery partners. Given our ability to lower costs while maintaining high delivery service levels by outsourcing our delivery service, we will continue to assess opportunities to outsource additional portions of our delivery function. We continue to provide delivery services in our Central and Northern Indiana markets where there is sufficient density to economically support our maintenance and delivery services.

As of December 31, 2006, we utilized a fleet of approximately 250 vehicles, which are both leased and owned, to support the transportation and delivery services that have not been outsourced to a third-party provider as well as our installation services.

Advertising and Promotion

We utilize advertising and promotion to increase our brand awareness and drive in-store traffic. We seek to be the advertising leader in each of our markets by continually developing and enhancing our advertising and promotion programs and initiatives. We aggressively promote our products and services through the use of a balanced media mix, which includes preprinted newspaper inserts, television, direct mail, web promotions and outdoor event sponsorship. We currently outsource media placement to an advertising agency, but handle newspaper advertisement design and placement internally. We utilize television advertising to reach our target audience.

We enter new major markets with a comprehensive brand awareness campaign for a four-week period leading up to our grand opening. During the week of grand opening, we utilize a combination of television, radio and special print offers to drive traffic to our stores.

Our Fine Lines department concept enhances our overall brand reputation for premium offerings in the markets that they serve. We use a mixture of direct mail, an internally-produced publication and culinary events to promote the concept.

Our website, www.hhgregg.com, features our full line of products and provides useful information to consumers on the features and benefits of our products, our store locations and hours of operations. We offer both on-line shopping with delivery, as well as an in-store pickup option to increase customer traffic. We also utilize the internet as an important customer information resource to drive in-store purchases of our merchandise.

Management Information Systems

Over the past three fiscal years, we have been systematically updating and upgrading our management information systems in a multi-phase process to improve the efficiency of our store operations and enhance critical corporate and business planning functions. During fiscal 2005, we implemented a new point-of-sale system to enhance store-level productivity and improve controls. In fiscal 2006, we installed a new enterprise data warehouse to better integrate operating and merchandising information in a relational data base environment. During fiscal 2007, we successfully converted our financial reporting and accounting systems to a retail industry standard application to support our anticipated future growth.

We are currently in the process of migrating our inventory and supply chain management software from our legacy hardware platform and operating system, which our primary hardware vendor will no longer be providing support for after December 31, 2008, to a new hardware platform and operating system. This migration will transfer our existing applications to a platform scalable for future growth and is intended to ensure complete continuity in the end-user interface screens, thereby eliminating the cost and lost productivity of re-training our store and distribution associates on a new ERP application. The migration also maintains our applications’ proven transactional processing capabilities that have contributed to industry-leading inventory turns and shrink results, as well as enables same-day delivery on virtually all of our products. In connection with this migration project, we are also implementing a retail industry standard demand management and forecasting tool to add more robust analytical capabilities to our inventory management process. Our current estimate of the remaining capital expenditures for this phase of our management information systems upgrade is between $7 and $10 million over the next two fiscal years, with the majority expected to be invested in fiscal 2008.

Our management information system includes a wide-area network linking our stores and distribution centers to our corporate offices. This provides real-time polling of sales, scheduled deliveries and inventory levels at the store and distribution center level. In our distribution centers, we use radio frequency networks to assist in receiving, stock put-away, stock movement, order filling, cycle counting and inventory management. We are currently enhancing our disaster recovery capabilities by opening a second, offsite data center for an estimated capital outlay of approximately $0.5 million to be completed during fiscal 2008.

Competition

The consumer electronics and appliance industry is highly competitive and concentrated among a group of major retailers. Our stores compete against other consumer electronics retailers, specialty home office retailers, mass merchants, home improvement superstores and a number of direct-to-customer alternatives. Our stores also compete against independent dealers, regional chain discount stores, wholesale clubs and other specialty single- and multi-unit retail stores. Mass merchants continue to increase their offerings of consumer electronics products, primarily those that are less complex to sell, deliver and install. Similarly, large home improvement retailers have expanded their assortment of appliances.

We compete against Best Buy, Circuit City, Sears, Lowe’s and Home Depot in the vast majority of our markets. We also compete against regional retailers, such as Fry’s and BrandsMart, in several of our markets. We have achieved a leading market position in digital televisions and major appliances in the majority of our markets. We have established these leading positions despite the presence, or entrance, of each of these leading competitors in our markets. We will continue to expand in our existing markets by adding stores in those regions where we can continue to gain market share from our competitors and leverage our existing distribution network and advertising initiatives.

The retail appliance and consumer electronics industry competes on product selection, price and customer service. We differentiate ourselves through our emphasis on an extensive product offering, customer service and satisfaction while matching our competitors on price. We believe that our highly trained commissioned sales force, broad product and brand offerings and customer support services allow us to compete effectively in our markets.

•

Our commissioned sales force is motivated to attend to customer needs quickly and is knowledgeable about the products we carry. The majority of our key competitors pay their sales force on an hourly basis. Because our sales staff is commissioned and highly trained in product knowledge, we believe our sales force is driven to more quickly and efficiently assist our customers in making their purchase decisions. We believe that when fully informed, customers purchase higher-end, feature-rich products due to an appreciation of the performance of those products.

•	By combining this knowledgeable sales force with a broad selection of key brands and products with complex, premium features, we differentiate ourselves from our competitors.

•

We promote our products both in our stores and through advertising. We also highlight our service offerings, such as same-day delivery and 40 minute call-ahead delivery. These services are key to our customer base which appreciates better product information, high-end products and more flexible delivery.

Seasonality

We experience seasonal fluctuations in our net sales and operating results due in part to seasonal shopping patterns. For example, in fiscal 2007 and 2006, we generated 31.6% and 31.2%, respectively of our net sales in the fiscal quarter ended December 31, which includes the holiday selling season. We also incur significant additional costs and expenses during this fiscal quarter due to increased staffing levels and higher purchase volumes.

Trade Names and Trademarks

We have registered, acquired the registration of, or claim ownership of the following trade names and trademarks for use in our business: hhgregg®, HHGREGG.COM™, H.H. Gregg Appliances Electronics Computers™, WELCOME TO THE REVOLUTION™, HHG™ and Fine Lines®. We do not know of any infringing uses that materially affect our use of these marks.

Employees

As of March 31, 2007, we employed 3,171 employees, of whom approximately 96% were full-time. We have no collective bargaining agreements covering any of our employees and have never experienced any material labor disruption. We consider our employee relations to be good.

MANAGEMENT

The following table provides information about our directors and executive officers as of April 1, 2007.

Name	Age	Position with our Company
Jerry W. Throgmartin	52	Chairman, Chief Executive Officer and Director
Dennis L. May	39	President and Chief Operating Officer and Director
Donald J.B. Van der Wiel	47	Chief Financial Officer
Michael D. Stout	54	Chief Administrative Officer
Jeffrey J. McClintic	51	Vice President of Appliance Merchandising
Michael G. Larimer	53	Vice President of Electronics Merchandising
Lawrence P. Castellani	61	Director
Benjamin D. Geiger	32	Director
John M. Roth	48	Director
Charles P. Rullman	58	Director
Michael L. Smith	58	Director
Peter M. Starrett	59	Director

Jerry W. Throgmartin, our Chairman and Chief Executive Officer and a Director, joined our company in 1975. He has served as our Chairman and Chief Executive Officer since January 2003 and a Director since 1988. From 1999 to January 2003 he also served as our Chief Executive Officer and President. From 1988 to 1999 he served as the President and Chief Operating Officer. Other positions held by Mr. Throgmartin within our company include store manager, district manager, advertising director and Vice President of Store Operations.

Dennis L. May, our President, Chief Operating Officer and a Director, joined us in January 1999. From 1999 to January 2003 he served as the Executive Vice President and Chief Operating Officer and was appointed President and Chief Operating Officer in January 2003. He became a Director in connection with the recapitalization. Mr. May joined our company as part of the acquisition of certain store leases of Sun TV & Appliance, Inc. where he held the positions of Vice President of Marketing, Executive Vice President and Chief Operating Officer.

Donald J.B. Van der Wiel, our Chief Financial Officer, joined us in October 2005. From November 2004 to October 2005 he served as Vice President of Finance for Buffets Holdings, Inc., a restaurant holding company. From 2001 to October 2004 he served as Vice President, Controller of Buffets Holdings, Inc. From 1999 to 2001 he served as Controller of Things Remembered, Inc., a specialty retail chain. From 1997 to 1999 he served as Vice President of Finance for the retail division of The William Carter Company, a children’s apparel company.

Michael D. Stout, our Chief Administrative Officer, joined us in 1978. Mr. Stout was named Chief Administrative Officer in October 2005. Mr. Stout served as Chief Financial Officer from 1997 to September 2005. From 1987 to 1997 he served as Treasurer. From 1986 to 1987 he served as Controller.

Jeffrey J. McClintic, our Vice President of Appliance Merchandising, joined us in 1975. Mr. McClintic was named Vice President of Appliance Merchandising in 2001. Other positions held by Mr. McClintic with our company include Appliance Merchandising Manager, Director of Commercial Sales, Director of Service, store manager, regional manager and buyer.

Michael G. Larimer, our Vice President of Electronics Merchandising, joined us in March 1999. From 1999 to 2001 he served as the Video Merchandising Manager and was appointed Vice President of Electronics Merchandising in 2001. Prior to joining our company Mr. Larimer served as the Vice President of Electronics and Appliances at Sun TV & Appliances, Inc. from 1986 to 1999.

Lawrence P. Castellani became a Director in July 2005. From February 2003 to May 2005, Mr. Castellani served as the Chairman of Advance Auto Parts, Inc., a specialty retailer of auto parts, and served as its Chief

Executive Officer from 2000 until May 2005. Mr. Castellani served as President and Chief Executive Officer of Ahold Support Services in Latin America (a division of Royal Ahold, a supermarket company) from 1998 to 2000, as Executive Vice President of Ahold USA from 1997 through 1998, and as President and Chief Executive Officer of Tops Friendly Markets from 1991 through 1997. Mr. Castellani serves on the board of Advance Auto Parts, Inc.

Benjamin D. Geiger became a Director in connection with the recapitalization. Mr. Geiger joined Freeman Spogli in 1998 and became a principal in December 2002. From 1996 to 1998, Mr. Geiger was employed by Merrill Lynch & Co. in the Mergers and Acquisitions Group.

John M. Roth became a Director in connection with the recapitalization. Mr. Roth joined Freeman Spogli in 1988 and became a general partner in 1993. From 1984 to 1988, Mr. Roth was employed by Kidder, Peabody & Co. Incorporated in the Mergers and Acquisitions Group. Mr. Roth also serves on the boards of directors of Asbury Automotive Group, Inc., an automotive dealership group, and AFC Enterprises, Inc., a restaurant franchisor.

Charles P. Rullman has served as a Director since March 2005. Mr. Rullman joined Freeman Spogli in 1995 as a general partner and retired in December 2005. From 1992 to 1995, Mr. Rullman was a general partner of Westar Capital, a private equity investment firm specializing in middle market transactions. Prior to joining Westar, Mr. Rullman spent 20 years at Bankers Trust Company and its affiliate, BT Securities Corporation, where he was a Managing Director and Partner.

Michael L. Smith became a Director in July 2005. Mr. Smith served as Executive Vice President and Chief Financial and Accounting Officer of Wellpoint, Inc., a health benefits company, from 2001 to January 2005. He served as Executive Vice President and Chief Financial Officer of Anthem, Inc. from 1999 to April 2001. From 1996 to 1998, Mr. Smith served as Chief Operating Officer and Chief Financial Officer of American Health Network, Inc., a former subsidiary of Anthem, Inc. He was Chairman, President and Chief Executive Officer of Mayflower Group, Inc., a transport company, from 1989 to 1995. He is a director of Kite Realty Group Trust, a REIT; Emergency Medical Services Corp., a provider of emergency medical services; Calumet Specialty Products LP, a refining operation; Vectren Corporation, a gas and electric utility; and Intermune, Inc., a biopharmaceutical manufacturing company.

Peter M. Starrett became a Director of our board in connection with the recapitalization and served as vice chairman of our board from the recapitalization to April 2007. In 1998, Mr. Starrett founded Peter Starrett Associates, a retail advisory firm, and currently serves as its President. From 1990 to 1998, Mr. Starrett served as the President of Warner Bros. Studio Stores Worldwide. Previously, he held senior executive positions at both Federated Department Stores and May Department Stores. Mr. Starrett also serves on the boards of directors of Guitar Center, Inc., a musical instruments retailer, Pacific Sunwear, Inc., a clothing retailer, and PETCO Animal Supplies, Inc., a retailer of pet food and supplies.

We have adopted a Finance Code of Ethics that applies to our Chairman and Chief Executive Officer, President and Chief Operating Officer, Chief Financial Officer, Chief Administrative Officer and all other employees with financial reporting responsibilities. We have also adopted a Code of Ethics that applies to our directors and all of our employees.

Board Committees

In connection with the filing of this registration statement, our board of directors undertook a review of the independence of each director and considered whether any director has a material relationship with us that could compromise his ability to exercise independent judgment in carrying out his responsibilities. As a result of this review, our board of directors determined that each of Messrs. Castellani, Rullman and Smith is an “independent director” as defined under the rules of the Sarbanes-Oxley Act of 2002 and the NYSE. We will seek to find suitable additional independent members of our board and our board committees following this offering during the period permitted by the rules of the NYSE, and will continue to evaluate our compliance with these criteria over time. To the extent that we determine necessary, we will seek to appoint or nominate for election by the stockholders additional independent directors.

Audit Committee. The audit committee has a charter that sets forth the audit committee’s purpose and responsibilities. The audit committee is responsible for recommending to the board of directors the appointment of our independent auditors, analyzing the reports and recommendations of the auditors and reviewing our internal audit procedures and controls. Messrs. Geiger, Rullman and Smith are members of the audit committee and Mr. Smith is the Chairman. Messrs. Rullman and Smith are independent directors. We intend to replace Mr. Geiger with an independent director within one year of the effective date of this prospectus as required by the NYSE rules.

Compensation Committee. The compensation committee has a written charter that sets forth the compensation committee’s purpose and responsibilities. The purpose of the compensation committee is to discharge the overall responsibility of our board of directors relating to executive and director compensation. The compensation committee is responsible for reviewing and recommending the compensation structure for our officers and directors, including salaries, participation in incentive compensation, benefit and stock option plans and other forms of compensation. Members of our compensation committee are non-employee directors. Messrs. Castellani, Roth and Starrett are members of the compensation committee and Mr. Castellani is the Chairman.

Nominating and Corporate Governance Committee. The nominating and corporate governance committee has a written charter that sets forth the committee’s purpose and responsibilities. The nominating and corporate governance committee is responsible for reviewing and recommending nominees for election as directors, assessing the performance of our directors and developing corporate governance guidelines for our board. Messrs. Roth, Rullman and Smith, are members of our nominating and corporate governance committee and are non-employee members of our board. Mr. Rullman is the Chairman of the nominating and corporate governance committee.

Executive Committee. The executive committee has a written charter that sets forth the executive committee’s purpose and responsibilities. The executive committee makes decisions and evaluates issues referred to the executive committee by our board of directors or the Chairman of the board. Our executive committee may exercise the full authority of our board of directors between meetings of the board of directors. Messrs. Geiger, Roth and Throgmartin are members of the executive committee and Mr. Throgmartin is the Chairman.

COMPENSATION DISCUSSION AND ANALYSIS

The following discussion and analysis of compensation arrangements of our named executive officers for fiscal 2007 should be read together with the compensation tables and related disclosures set forth below. This discussion assumes that the IPO reorganization has been completed. This discussion contains certain forward-looking statements that are based on our current plans, considerations, expectations and determinations regarding future compensation programs. Actual compensation programs that we adopt in the future may differ materially from currently planned programs as summarized in this discussion.

The compensation committee of our board of directors administers the compensation of our executive officers. The role of the compensation committee is to oversee our compensation and benefits plans and policies, administer our equity incentive plans and review and approve all compensation decisions relating to all executive officers and directors.

The primary objectives of the compensation committee with respect to executive compensation are:

•	to attract and retain the appropriate level of executive talent;

•	to tie annual incentives to the achievement of measurable company and individual performance targets, and

•	to ensure that the executive officers have financial incentives to achieve growth in stockholder value.

Our method of determining compensation varies from case to case based on a discretionary and subjective determination of what is appropriate at the time. When establishing salaries and bonus levels, the compensation committee considers individual experience and performance. The compensation committee also considers the compensation of executives in other companies of similar size and stage of development operating in our industry and local markets that the committee believes are comparable, taking into account our relative performance and our own strategic goals. In determining specific components of compensation, the compensation committee considers individual performance, level of responsibility, skills and experience, and other compensation awards or arrangements. With respect to officers other than the chief executive officer the compensation committee also takes into consideration the recommendations of the chief executive officer.

Our compensation committee performs an annual review of our compensation policies, including the appropriate mix of base salary, bonuses and long-term incentive compensation. The compensation committee also reviews and approves all annual bonus targets, long-term incentive compensation and welfare benefits (including our 401(k) and our non-qualified deferred compensation plan).

Compensation Components

Our compensation program for our named executive officers consists of four primary elements: (1) base salary; (2) an annual bonus; (3) equity incentive awards; and (4) deferred compensation and other benefits.

Base Salary. In determining base salaries the compensation committee takes into account such factors as competitive industry and local market salary ranges, a named executive officer’s scope of responsibilities, level of experience, and individual performance and contribution to our company. The compensation committee also takes into account both external competitiveness for such individual’s position and internal equity of salaries of individuals in comparable positions and markets. Base salaries are reviewed annually, and adjusted from time to time to realign salaries with market levels after taking into account individual responsibilities, performance and experience. Our employment agreements with Messrs. Throgmartin, May and Van der Wiel provide that we may increase, but not decrease, their base salaries.

Annual Bonus. Each year we establish a corporate bonus plan to promote the achievement of company financial performance objectives based on Adjusted EBITDA targets for named executive officers to provide incentives for the achievement of individual and company performance objectives. The Adjusted EBITDA levels are set by our compensation committee each year based on our board-approved budget. We use Adjusted EBITDA to measure our performance when determining management bonuses because Adjusted EBITDA facilitates performance comparisons from period to period by backing out certain non-recurring or non-cash items and presenting what we believe to be the most accurate measure of our core operating results.

Annual bonuses are set based on a percentage of base salary for each individual. For fiscal 2006, target bonuses for Messrs. May, Van der Wiel and Stout were set at approximately 100% of base salary and at $125,000 for Mr. McClintic, which is approximately 70% of his base salary, for achieving an Adjusted EBITDA target. If the company’s performance exceeds an Adjusted EBITDA target, executive officers participating in the bonus plan may receive up to 120% of their targeted bonuses.

Equity Awards. Equity awards are an integral part of our overall executive compensation program because we believe that our long-term performance will be enhanced through the use of equity awards that reward our executives for maximizing stockholder value over time. We have historically elected to use stock options and restricted unit awards that vest over time as the primary long-term equity incentive vehicle to promote retention of our key executives. Although we have not adopted formal stock ownership guidelines, our named executive officers currently hold 15.0% of our common stock. In determining the number of stock options or restricted units in GIC to be granted to executives, we take into account the individual’s position, scope of responsibility, ability to affect profits and stockholder value and the value of the stock options and GIC restricted units in relation to other elements of the individual executive’s total compensation.

Stock Options. The Gregg Appliances, Inc. 2005 Stock Option Plan authorizes us to grant options to purchase shares of common stock of Gregg Appliances to our officers, directors, consultants and key employees. Our compensation committee oversees the administration of our stock option plan. Historically, our compensation committee has made stock option grants at an employee’s commencement of employment and makes annual grants of options to employees. In fiscal 2007, the named executive officers were awarded stock options in the amounts indicated in the section entitled “Grants of Plan-Based Awards”. All stock options granted by us in fiscal 2007 were made at what our compensation committee determined to be the fair market value of the common stock of Gregg Appliances at the date of grant. The compensation committee retained an independent third-party valuation firm to assist it in its analysis of the value of the common stock of Gregg Appliances. The stock options granted to our named executive officers are non-qualified options and vest in three annual installments beginning on the first anniversary of the date of grant.

Restricted Unit Awards. The Gregg Investment Corporation, LLC Restricted Unit Plan authorizes GIC to issue or grant restricted units of GIC to our employees. The units may be issued by GIC at the discretion of its managing member for a purchase price equal to the fair market value of the units, as determined by the board of directors of Gregg Appliances. Our compensation committee periodically has recommended to the managing member of GIC to grant restricted units at an employee’s commencement of employment.

In connection with the IPO reorganization, each of the outstanding stock options will be assumed by the Issuer and each restricted unit will be exchanged for a share of the Issuer’s common stock.

Deferred Compensation Benefits. We offer a non-qualified deferred compensation plan to selected executive officers which provides unfunded, non-tax qualified deferred compensation benefits. We believe this program helps promote the retention of our senior executives. A participant in the non-qualified deferred compensation plan is credited annually with a percentage of the participant’s base salary that varies in accordance with a financial target as established by the compensation committee and the participant’s employment classification. Benefits are payable in one lump sum in cash upon the later of termination of employment or the attainment of age 55.

Other Benefits. Our executives are eligible to participate in all of our employee benefit plans, such as medical, dental, vision, long and short-term disability and life insurance, in each case on the same basis as our other employees. Our executive officers are also eligible for additional life insurance coverage. Under these arrangements, Messrs. Throgmartin, May, Van der Wiel and Stout are eligible for $240,000 of life insurance coverage while Mr. McClintic is eligible for $120,000 of life insurance coverage.

Tax Considerations

Section 162(m) of the Code generally disallows a tax deduction for compensation in excess of $1.0 million paid to our name executive officer. Qualifying performance-based compensation is not subject to the deduction limitation if specified requirements are met. We generally intend to structure the performance-based portion of our executive compensation, when feasible, to comply with exemptions in Section 162(m) so that the compensation remains tax deductible to us. However, our board or compensation committee may, in its judgment, authorize compensation payments that do not comply with the exemptions in Section 162(m) when it believes that such payments are appropriate to attract and retain executive talent.

2007 Summary Compensation Table

The following table sets forth information concerning fiscal 2007 compensation of the Chief Executive Officer and Chief Financial Officer of Gregg Appliances and the three other most highly compensated executive officers of Gregg Appliances whose aggregate fiscal 2007 compensation was at least $100,000 for services rendered in all capacities. The Issuer does not compensate any of its officers or directors.

Name and Principal Position	Fiscal Year	Salary	Bonus	Stock Awards	Option Awards(1)	Non-Equity Incentive Plan Compensation(2)	All Other Compensation(3)	Total
Jerry W. Throgmartin— Chairman and Chief Executive Officer(4)	2007	$303,891	$—	$—	$18,494	$39,423	$65,735	$427,543

Dennis L. May— President and Chief Operating Officer(4)	2007	$276,762	$—	$—	$18,494	$364,622	$5,459	$665,337

Donald J.B. Van der Wiel Chief Financial Officer	2007	$239,423	$—	$—	$11,097	$312,000	$60,170	$622,690

Michael D. Stout— Chief Administrative Officer	2007	$242,232	$—	$—	$11,097	$318,388	$2,858	$574,575

Jeffrey J. McClintic— Vice President of Appliance Merchandising	2007	$178,130	$—	$—	$4,624	$172,556	$2,553	$357,863

(1)	Option award amounts represent the executive’s portion of our reported stock compensation expense for fiscal 2007 in accordance with FAS 123R. Please refer to footnote 5 of the notes to the unaudited condensed consolidated financial statements of Gregg Appliances included elsewhere herein for discussion of the relevant assumptions to determine the option award value at the grant date. No awards were forfeited as of March 31, 2007.

(2)	This amount includes both amounts earned under the Bonus Plan and the Nonqualified Deferred Compensation Plan. All executives other than the Chairman and Chief Executive Officer participate in the “Company Officer Personal Bonus Plan” or bonus plan. Please refer to the “Grants of Plan-Based Awards Table” and “Compensation Discussion and Analysis” section for more information. The bonus amounts set forth in this column are estimated and are subject to the approval of our compensation committee.

(3)	The following chart is a summary of the items that are included in the “All Other Compensation” totals:

	Personal Use of Company Plane	Tax Reimbursement(a)	Executive Relocation	Company Contributions to a Defined Contribution Plan	Other(b)	Total
Jerry W. Throgmartin	$36,152	$25,368	$—	$3,345	$870	$65,735
Dennis L. May	$—	$—	$—	$2,544	$2,915	$5,459
Don Van der Wiel	$—	$24,540	$35,530	$—	$100	$60,170
Michael D. Stout	$—	$—	$—	$2,181	$677	$2,858
Jeffrey J. McClintic	$—	$—	$—	$1,916	$637	$2,553

(a)	Tax reimbursements represents Mr. Throgmartin’s personal use of our plane as provided in his employment agreement and represents Mr. Van der Wiel’s executive relocation. See “—Employment Agreements”.
(b)	Represent amounts paid for life insurance premiums, executive health premiums and car allowance.

(4)	Neither Mr. Throgmartin nor Mr. May receives any compensation for his service on our or Gregg Appliances’ board of directors.

2007 Grants of Plan-Based Awards

The following table sets forth information regarding grants of plan-based awards to named executive officers for the fiscal year ended March 31, 2007.

Name	Grant Date	Estimated Future Payouts Under Non-equity Incentive Plan Awards									All Other Stock Awards: Number of Shares of Stock	All Other Option Awards: Number of Securities Underlying Options		Exercise or Base Price of Option Awards	Grant Date Fair Value of Option Awards
		Threshold			Target			Maximum
Jerry W. Throgmartin Chairman and Chief Executive Officer	9/8/2006	$ $	— 30,309	(1) (2)	$ $	— 39,423	(1) (2)	$ $	— 39,423	(1) (2)	—	20,000	(3)	$11.70	$95,120	(4)

Dennis L. May President and Chief Operating Officer	9/8/2006	$ $	68,750 26,258	(1) (2)	$ $	275,000 34,622	(1) (2)	$ $	330,000 34,622	(1) (2)	—	20,000	(3)	$11.70	$95,120	(4)

Donald J.B. Van der Wiel Chief Financial Officer	9/8/2006	$ $	60,000 16,800	(1) (2)	$ $	240,000 24,000	(1) (2)	$ $	288,000 24,000	(1) (2)	—	12,000	(3)	$11.70	$57,072	(4)

Michael D. Stout Chief Administrative Officer	9/8/2006	$ $	60,000 23,084	(1) (2)	$ $	240,000 30,388	(1) (2)	$ $	288,000 30,388	(1) (2)	—	12,000	(3)	$11.70	$57,072	(4)

Jeffrey J. McClintic Vice President of Appliance Merchandising	9/8/2006	$ $	31,250 17,192	(1) (2)	$ $	125,000 22,556	(1) (2)	$ $	150,000 22,556	(1) (2)	—	5,000	(3)	$11.70	$23,780	(4)

(1)	All executives other than the Chairman and Chief Executive Officer participate in the “Company Officer Personal Bonus Plan,” or bonus plan. The “Threshold” amount represents the amounts that would be paid to the named executive officer if our company’s performance meets a minimum level of Adjusted EBITDA. If this minimum level of EBITDA is not achieved, the named executive officer receives no bonus. The “Target” amount represents the amounts that would be paid to the named executive officers if our company’s performance meets the target level of Adjusted EBITDA as more fully described in the “Compensation Discussion and Analysis” section. The “Maximum” amounts represent the amounts that would have been paid if our company performance exceeded the Adjusted EBITDA target by a certain amount. Earned bonuses are paid out in the first quarter of the subsequent fiscal year.
(2)	In April 2000, we adopted the H. H. Gregg Non-Qualified Deferred Compensation Plan which provides unfunded, non-tax qualified deferred compensation benefits for selected executives of our company. We provide varying levels of annual contributions under the plan on behalf of the employee based on our performance targets. In a given year, if the minimum performance target is not met, no contribution is made on behalf of the employee by us. In addition, we also contribute interest at an interest rate decided by the compensation committee based on the employee’s aggregate balance at the beginning of each fiscal year. For fiscal year 2007, the executives’ accounts were credited at the maximum amount under the plan, 10% of the participant’s base salary, plus interest. The threshold amounts shown in the table represent 7% of the executive’s base salary plus interest. We credited each executive’s account interest of 5% on the beginning balance of each executive’s account at April 1, 2006.

(3)	The options were granted pursuant to the Gregg Appliances 2005 Stock Option Plan. The shares subject to the option vest in equal installments over three years commencing on the first anniversary of the date of grant. The option has a seven-year term from the date of grant, subject to earlier expiration if the executive’s employment terminates.
(4)	Represents the full fair value of options granted during fiscal 2007 at date of grant under the Gregg Appliances, Inc. 2005 Stock Option Plan. Please refer to footnote 5 of the Notes to the unaudited condensed consolidated financial statements for discussion of the relevant assumptions to determine the option award value at the grant date. No awards were forfeited as of March 31, 2007.

Outstanding Equity Awards At Fiscal Year End

Option Awards

The following tables summarizes information regarding option awards granted to our named executive officers that remain outstanding as of March 31, 2007.

Name	Number of Securities Underlying Unexercised Options Exercisable	Number of Securities Underlying Unexercised Options Unexercisable	Option Exercise Price	Option Expiration Date
Jerry W. Throgmartin Chairman and Chief Executive Officer	63,333 31,667 31,667 —	126,667 63,333 63,333 20,000	$10.00 15.00 20.00 11.70	7/26/2012 7/26/2012 7/26/2012 9/8/2013

Dennis L. May President and Chief Operating Officer	25,333 12,667 12,667 —	50,667 25,333 25,333 20,000	$10.00 15.00 20.00 11.70	7/26/2012 7/26/2012 7/26/2012 9/8/2013

Donald J.B. Van der Wiel Chief Financial Officer	20,000 10,000 10,000 —	40,000 20,000 20,000 12,000	$10.00 15.00 20.00 11.70	10/31/2012 10/31/2012 10/31/2012 9/8/2013

Michael D. Stout Chief Administrative Officer	15,000 7,500 7,500 —	30,000 15,000 15,000 12,000	$10.00 15.00 20.00 11.70	7/26/2012 7/26/2012 7/26/2012 9/8/2013

Jeffrey J. McClintic Vice President of Appliance Merchandising	16,667 8,333 8,333 —	33,333 16,667 16,667 5,000	$10.00 15.00 20.00 11.70	7/26/2012 7/26/2012 7/26/2012 9/8/2013

2007 Stock Awards

The following table provides information regarding outstanding stock awards for the named executive officers as of March 31, 2007.

Name	Number of Shares or Units of Stock That Have Not Vested	Market Value of Shares or Units of Stock That Have Not Vested
Donald J.B. Van der Wiel(1) Chief Financial Officer	6,667	$100,000

(1)	Mr. Van der Wiel was awarded 10,000 restricted units under the Gregg Investment Corporation, LLC 2005 Restricted Unit Subscription Plan. The units vest over a three-year incentive period beginning on the award date of October 31, 2005. Units that were not vested as of March 31, 2007 were valued at a market price of $15.00 per unit based on the analysis of our compensation committee. The compensation committee retained an independent third-party valuation firm which provided a report as of February 14, 2007 to assist it in valuing the common stock of Gregg Appliances.

2007 Stock Vested

The following table provides information regarding stock held by the named executive officers that vested during the fiscal year ended March 31, 2007.

	Stock Awards
Name	Number of Shares Acquired on Vesting	Value Realized on Vesting
Donald J.B. Van der Wiel(1) Chief Financial Officer	3,333	$39,000

(1)	Mr. Van der Wiel was awarded 10,000 restricted units under the Gregg Investment Corporation, LLC 2005 Restricted Unit Subscription Plan. Units vest over a three-year incentive period beginning on the award date of October 31, 2005. Value realized on vesting was calculated based on a market price of $11.70 per unit based on the analysis of our compensation committee. The compensation committee retained an independent third-party valuation firm which provided a report as of September 8, 2006 to assist it in valuing the common stock of Gregg Appliances.

Nonqualified Deferred Compensation

The following table sets forth certain information regarding the nonqualified deferred compensation of the named executive officers as of fiscal year ended March 31, 2007.

Name	Executive Contributions in Last FY ($)	Registrant Contributions in Last FY ($)(1)	Aggregate Earnings in Last FY ($)	Aggregate Withdrawals/ Distributions ($)	Aggregate Balance in Last FYE ($)
Jerry W. Throgmartin Chairman and Chief Executive Officer	$—	$39,423	$39,423	$—	$220,296

Dennis L. May President and Chief Operating Officer	$—	$34,622	$34,622	$—	$169,475

Donald J.B. Van der Wiel Chief Financial Officer	$—	$24,000	$24,000	$—	$24,000

Michael D. Stout Chief Administrative Officer	$—	$30,388	$30,388	$—	$151,196

Jeffrey J. McClintic Vice President of Appliance Merchandising	$—	$22,556	$22,556	$—	$116,095

(1)	See description of the Non-Qualified Deferred Compensation Plan in the “—Grants of Plan Based Awards” section. Our contributions and aggregate earnings in fiscal 2007 in the “Nonqualified Deferred Compensation” table are also included in the “Summary Compensation Table” under “Non-Equity Incentive Plan Compensation”. The following table shows our contribution to each named executive officer’s account.

Name	Contribution	Interest(a)	Total
Jerry W. Throgmartin	$30,380	$9,044	$39,423
Dennis L. May	27,880	6,743	34,622
Donald J.B. Van der Wiel	24,000	—	24,000
Michael D. Stout	24,348	6,040	30,388
Jeffrey J. McClintic	17,879	4,677	22,556

(a)	Simple interest is calculated based on an interest rate of 5% applied to the balance as of April 1, 2006.

In April 2000, we adopted the H.H. Gregg Nonqualified Deferred Compensation Plan, which provides unfunded, non-tax qualified deferred compensation benefits to selected executives of our company. The plan participants are generally our creditors. A participant’s account is credited annually with a percentage of the participant’s base salary that varies in accordance with a financial target as established by our compensation committee and the participant’s employment classification. Accounts may be credited with interest annually at our discretion. Vesting occurs when the participant reaches age 55 while still employed, after ten years of continuous service or on death or disability. Accounts are forfeited upon a termination for cause. Benefits are payable in one lump sum in cash upon the later of termination of employment or the attainment of age 55. The aggregate balance for all participants in the plan as of March 31, 2007 and 2006 was approximately $3.1 million and $2.3 million, respectively.

Employment Agreements

In connection with the recapitalization of Gregg Appliances, Gregg Appliances entered into employment agreements with Jerry W. Throgmartin, our Chairman and Chief Executive Officer, and Dennis L. May, our President and Chief Operating Officer.

Each of the employment agreements provides for a two-year term. The agreements provide for a base salary of $300,000 for the first year, subject to increase, for Mr. Throgmartin and $250,000 per year for the first year, subject to increase, for Mr. May. Mr. May also is entitled to receive an annual cash bonus of up to approximately 120% of his base salary based on the achievement of EBITDA targets in accordance with our existing bonus plan. In addition, each of Messrs. Throgmartin and May participates in our pension and welfare plans, programs and arrangements that are generally available to our executives. Pursuant to the terms of the employment agreements, if we terminate the executive without “cause,” the executive will receive a continuation of his base salary and continued coverage under health and insurance plans (or substantially equivalent benefits) for the remainder of the term of the employment agreement, plus a pro-rated bonus for the year in which the executive was terminated.

For purposes of the agreements, “cause” means the executive’s (i) repeated failure to perform his duties in a manner reasonably consistent with the criteria established by our board of directors and communicated to the executive after written notice and an opportunity to correct his conduct; (ii) breach of any statutory, contractual or common law duty of loyalty or care or other conduct that demonstrates dishonesty or deceit in his dealings with us; (iii) misconduct which is material to the performance of his duties to us, including the disclosure of confidential information or a breach of his non-competition or non-solicitation obligations; (iv) conduct causing or aiding a breach by us of our agreement under the stockholders agreement not to terminate our independent auditors or engage any outside auditor or any other accounting firm to perform any non-audit services for us; or (v) commission of any crime involving moral turpitude or any felony.

Mr. Throgmartin’s agreement contains covenants prohibiting Mr. Throgmartin for the later of October 19, 2010 or for so long as he receives severance benefits from us, from competing with us in the contiguous United

States and from soliciting our employees for employment. In addition, Mr. Throgmartin’s agreement provides for his use of our corporate airplane for up to 20 hours per year for personal purposes at our expense. Mr. Throgmartin’s employment agreement was amended effective April 13, 2007 to provide that Mr. Throgmartin is entitled to a reasonable number of vacation days per year and to allow Mr. Throgmartin to participate in our health plan until age 65 so long as Mr. Throgmartin pays the related premium cost after he is no longer our employee. In addition, we have agreed to assign to Mr. Throgmartin our interest in a key-man life insurance policy on the life of Mr. Throgmartin after he is no longer employed by us. After this assignment, Mr. Throgmartin will pay the premiums for this policy.

Mr. May’s agreement contains covenants prohibiting Mr. May for the later of October 19, 2007 or for so long as he receives severance benefits from us, from competing with us in the states in which we have or plan to have stores, and all states contiguous to such states, and from soliciting our employees for employment.

During fiscal 2006, we entered into an employment agreement with Donald J.B. Van der Wiel, our Chief Financial Officer. The employment agreement provides for an annual base salary of $225,000 for the first year, subject to increase, which is reviewed annually for adjustment at the discretion of the compensation committee of our board of directors. Mr. Van der Wiel is also entitled to receive an annual cash bonus of up to 120% of his base salary based on the achievement of EBITDA targets in accordance with our existing bonus plan. For fiscal 2006, Mr. Van der Wiel was guaranteed a cash bonus of $100,000. In addition, Mr. Van der Wiel participates in our pension and welfare plans, programs and arrangements that are generally available to our executives. Pursuant to the terms of the employment agreement, if we terminate Mr. Van der Wiel without “cause,” he will receive his base salary for a period of 12 months following his departure from our company. Mr. Van der Wiel will not be eligible to participate in any of our welfare or benefit plans after the date of his termination for any future period except for the right to receive benefits which have vested under any plan in accordance with the terms of the plan. In addition, Mr. Van der Wiel will not be eligible to receive any cash bonus for our fiscal year during which his termination occurs and any later year.

Potential Payments Upon Termination or Change in Control Table

The following table provides an estimate of the inherent value of each of our named executive officer’s employment agreement described above, assuming the agreements were terminated on March 31, 2007, the last day of fiscal 2007. Please refer to “—Employment Agreements” for more information.

Executive and Benefits	Voluntary Termination, Retirement or For Cause (a)	Disability	Death	Termination by Company Other than Retirement, Disability, Death, or Without Cause
Jerry W. Throgmartin
Salary Continuation (b)	$—	$151,899	$607,595	$607,595
Non-Equity Incentive Plan Compensation (c)	$—	$—	$—	$39,423
Stock Options (d)	$—	$—	$—	$—
Healthcare (e)	$—	$103,200	$—	$11,952

Dennis L. May
Salary Continuation (b)	$—	$139,399	$557,594	$557,594
Non-Equity Incentive Plan Compensation (c)	$—	$—	$—	$364,622
Stock Options (d)	$—	$—	$—	$—
Healthcare (e)	$—	$103,200	$—	$11,952

Donald Van der Wiel
Salary Continuation (f)	$—	$—	$240,000	$240,000
Non-Equity Incentive Plan Compensation (g)	$—	$—	$—	$—
Stock Options (d)	$—	$—	$—	$—
Healthcare (h)	$—	$—	$—	$—

(a)	Termination for cause makes an executive ineligible to receive base salary or to participate in any employee benefit plans for the remainder of the term of the employment agreement, except for the right to receive benefits that have vested under any plan.
(b)	Executives are eligible to receive the then current base salary for the remainder of the term of the employment agreement upon a termination by us other than for cause or disability. Upon the death of an executive, the base salary for the remainder of the term of the employment agreement will be paid to the executive’s beneficiary or estate. Upon disability, the executive is entitled to receive his base salary for six months before we can terminate his employment.
(c)	An executive is entitled to receive a pro-rata share of the annual bonus for the portion of the year during which the executive was employed if he is terminated by us without cause. If the executive is terminated for cause, he is not entitled to any bonus for the fiscal year during which the termination occurs. This amount includes both amounts earned under the Bonus Plan and the Nonqualified Deferred Compensation Plan. All executives other than Mr. Throgmartin participate in the “Company Officer Personal Bonus Plan” or bonus plan. See “—Grants of Plan Based Awards Table” and “ Compensation Discussion and Analysis” for more information.
(d)	Upon a termination of employment or the death of the executive, the options terminate, except that options can be exercised to the extent that the options were exercisable on the date of termination. The options can be exercised for the following periods: (i) 90 days, following termination by us or the voluntary resignation of the executive or (ii) 120 days following the death or disability of the executive. If the executive is terminated by us for cause, the options terminate immediately. See “—Outstanding Equity Awards at Fiscal Year End” and “—2007 Grants of Plan Based Awards” for more information.
(e)	Upon a termination without cause or disability, the executive is entitled to receive continued coverage under the then existing health care plans for the remainder of the term of the employment agreement, and if the plan does not permit such continued coverage, then we are obligated to provide a substantially similar and no less favorable benefit. If the executive becomes permanently disabled, as defined in the employment agreement, and we exercise the right to terminate the employment of the executive, he is entitled to receive disability benefits in accordance with the disability policy maintained by us.
(f)	If Mr. Van der Wiel’s employment is terminated by us without cause or upon his death, he, or his estate, respectively, is entitled to his current base salary for a period of 12 months. The salary will be paid in accordance with our then current payroll practice.
(g)	Following a termination without cause by us, Mr. Van der Wiel is not eligible to receive any bonus for the fiscal year during which the termination occurs.
(h)	Mr. Van der Wiel is not eligible to participate in any executive benefit plans after the date of termination, except for the right to receive benefits that have vested under any such plan.

Employee Benefit Plans

New Equity Incentive Plan. Our board of directors approved the adoption of the hhgregg, Inc. 2007 Equity Incentive Plan on April 12, 2007, subject to stockholder approval. The maximum number of shares of common stock that can be issued pursuant to awards under our new equity incentive plan, including options intended to qualify as incentive stock options under Section 422 of the Code, is 1,500,000 shares. The term of our new equity incentive plan commenced on the date of approval by our board of directors and continues until the tenth anniversary of the approval by our board of directors.

Our new equity incentive plan is administered by our compensation committee. Our compensation committee has the authority to make or select the manner in which all determinations with respect to each award is granted by us under our equity incentive plan. In granting an award, our compensation committee considers the following factors: (i) the nature of the services rendered by the potential recipient, (ii) the potential recipient’s present and potential contributions to us and (iii) other factors the compensation committee deems to be relevant. The compensation committee has the authority to interpret our equity incentive plan and amend the rules and regulations relating to it to determine the terms of the respective award agreements and to make all other determinations necessary for the administration of our equity incentive plan.

Individuals eligible to receive an award under our equity incentive plan include employees of, consultants to, and non-employee members of the board of directors of our company or any of our affiliates. An award is subject to the terms and conditions of our equity incentive plan and such other terms and conditions as the compensation committee prescribes in the respective award agreements.

The committee can issue the following types of awards under our equity incentive plan:

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Nonstatutory stock options and incentive stock options are rights to purchase our common stock. A stock option may be immediately exercisable or become exercisable in such installments, cumulative or non-cumulative, as the committee may determine. A stock option may be exercised by the recipient giving written notice to us, specifying the number of shares with respect to which the stock option is then being exercised, and accompanied by payment of an amount equal to the exercise price of the shares to be purchased. The purchase price may be paid by cash, check, by delivery to us (or attestation of ownership) of shares of common stock held at least six months, by surrender to us of a portion of the shares subject to the option equal to the exercise price, by delivery to us of an executed promissory note in the principal amount equal to the exercise price (each of the foregoing of which is subject to the discretion and approval of the compensation committee except the cash or check payment options), or through and under the terms and conditions of any formal cashless exercise program authorized by us.

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Incentive stock options may be granted only to eligible employees of us or any parent or subsidiary corporation and must have an exercise price of not less than 100% of the fair market value of our common stock on the date of grant (or 110% for incentive stock options granted to any holder of 10% of our total combined voting power). In addition, the term of an incentive stock option may not exceed 10 years (or five years, if granted to any 10% stockholder). Nonstatutory options are not subject to these limits on exercise price and term. In the case of an incentive stock option, the amount of the aggregate fair market value of common stock (determined at the time of grant) with respect to which incentive stock options are exercisable for the first time by an employee during any calendar year (under all such plans of his employer corporation and its parent and subsidiary corporations) may not exceed $100,000.

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Stock appreciation rights are rights to receive (without payment to us) cash, property or other forms of payment, or any combination thereof, based on the increase in the value of the number of shares of common stock specified in the stock appreciation right. The committee determines the form of the payment. The base price (above which any appreciation is measured) will in no event be less than 50% of the fair market value of our stock on the date of grant of the stock appreciation right. If the stock appreciation right is granted in tandem with a stock option (that is, so that the recipient has the opportunity to exercise either the stock option or the stock appreciation right, but not both), the base price will not be less than the exercise price under the associated stock option.

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Awards of restricted stock are grants or sales of common stock which are subject to a risk of forfeiture, such as a requirement of the continued performance of services for a stated term or the achievement of individual or company performance goals. Awards of restricted stock will include the right to any dividends on the shares before such shares vest or are forfeited. The committee has the discretion to defer the dividends and, if deferred, the dividends may be reinvested in additional shares of restricted stock.

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Awards of restricted stock units and performance units are grants of rights to receive either shares of our common stock (in the case of restricted stock units) or the appreciation over a base value (as specified by the committee) of a number of shares of common stock (in the case of performance units) subject to satisfaction of service or performance requirements established by the committee in connection with the award. Such awards may include the right to the equivalent of any dividends on the shares covered by the award, which amount may in the discretion of the committee be deferred and paid if and when the award vests.

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A stock grant is a grant of shares of common stock that is not subject to restrictions or other forfeiture conditions. Stock grants may be awarded in recognition of significant contributions to our success, in lieu of compensation otherwise already due, or in other circumstances which the committee deems appropriate.

Effect of Termination of Employment or Association. Unless the committee determines otherwise in connection with any particular award under the new equity incentive plan, stock options and SARs will generally terminate 90 days following the recipient’s termination of employment or other association and during such time shall only be exercisable to the extent exercisable as of the date of termination. The effect of termination on other awards will depend on the terms of those awards specified in the applicable award agreements.

Transferability. In general, no award under the new equity incentive plan may be transferred by the recipient, other than by will or by the laws of decent and distribution, and during the life of the recipient all rights under an award may be exercised only by the recipient or his or her legal representative. However, the committee may approve the transfer, without consideration, of an award of a nonstatutory option or restricted stock to a family member.

Effect of Significant Corporate Event. In the event of any change in the outstanding shares of our common stock through merger, consolidation, sale of all or substantially all of our property, reorganization, recapitalization, reclassification, stock dividend, stock split, reverse stock split, or other distribution with respect to such shares of common stock, an appropriate and proportionate adjustment will be made in (i) the maximum numbers and kinds of shares subject to the new equity incentive plan, (ii) the numbers and kinds of shares or other securities subject to the then outstanding awards, (iii) the exercise price for each share or other unit of any other securities subject to then outstanding stock options or stock appreciation rights (without change in the aggregate purchase or hurdle price as to which stock options or stock appreciation right remain exercisable), and (iv) the repurchase price of each share of restricted stock then subject to a risk of forfeiture in the form of a repurchase right in our favor. In the event of a change in control (which may include an acquisition), any and all awards not otherwise vested shall be fully vested and, as applicable, exercisable, and upon our dissolution or liquidation, other than as part of an acquisition or similar transaction, each outstanding stock option or stock appreciation right shall terminate, but the holder shall have the right, immediately prior to the dissolution or liquidation, to exercise the stock option or stock appreciation right to the extent exercisable on the date of dissolution or liquidation.

Amendments to the New Equity Incentive Plan. Our board may amend or modify the new equity incentive plan at any time subject to the rights of holders of outstanding awards on the date of amendment or modification; provided, however, that the board may not, without the approval of shareholders (i) materially increase the number of shares of our common stock available under the new equity incentive plan or issuable to a participant (other than as a result of adjustments to reflect a significant corporate event); (ii) change the types of awards that may be granted under the new equity incentive plan; (iii) expand the class of persons eligible to receive awards or otherwise participate in the new equity incentive plan; (iv) reduce the price at which an option is exercisable either by amendment of an award or by substitution of a new award at a reduced price (other than as a result of adjustments to reflect a significant corporate event); or (v) make any other amendment or modification which requires stockholder approval pursuant to the requirements of any exchange on which our common stock is then listed or applicable law.

Summary of Tax Consequences. The following is a brief and general discussion of the federal income tax consequences to recipients of awards granted under the new equity incentive plan. In general, whenever a recipient is required to recognize ordinary income in connection with an award, we will be entitled to a corresponding tax deduction.

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Nonstatutory stock options. Generally, there are no federal income tax consequences to the participants upon the grant of nonstatutory stock options. Upon the exercise of such an option, the participant will recognize ordinary income in an amount equal to the amount by which the fair market value of the common stock acquired upon the exercise of such option exceeds the exercise price, if any. A sale of common stock so acquired will give rise to a capital gain or loss equal to the difference between the fair market value of the common stock on the exercise and sale dates.

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Incentive stock options. Except as noted at the end of this paragraph, there are no federal income tax consequences to the participant upon grant or exercise of an incentive stock option. If the participant holds shares of common stock purchased pursuant to the exercise of an incentive stock option for at least two years after the date the option was granted and at least one year after the exercise of the option, the subsequent sale of common stock will give rise to a long-term capital gain or loss to the participant and no deduction will be available to us. If the participant sells the shares of common stock within two years after the date an incentive stock option is granted or within one year after the exercise of an option, the participant will recognize ordinary income in an amount equal to the difference between the fair market value at the exercise date and the option exercise price, and any additional gain or loss will be a capital gain or loss. Some participants may have to pay alternative minimum tax in connection with exercise of an incentive stock option.

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Restricted stock. A participant will generally recognize ordinary income on receipt of an award of restricted stock when his or her rights in that award become substantially vested, in an amount equal to the amount by which the then fair market value of the common stock acquired exceeds the price he or she has paid for it, if any. Recipients of restricted stock may, however, within 30 days of receiving an award of restricted stock, choose to have any applicable risk of forfeiture disregarded for tax purposes pursuant to Section 83(b) of the Code, or an “83(b) election”. If the participant makes an 83(b) election, he or she will have to report compensation income equal to the difference between the value of the shares and the price paid for the shares, if any, at the time of the transfer of the restricted stock.

•	Stock appreciation rights. A participant will generally recognize ordinary income on receipt of cash or other property pursuant to the exercise of an award of stock appreciation rights.

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Restricted stock units, performance units and stock grants. A participant will generally recognize ordinary income on the receipt of any shares of common stock, cash or other property in satisfaction of any of these awards under the new equity incentive plan.

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Potential deferred compensation. For purposes of the foregoing summary of federal income tax consequences, we assumed that no award under the new equity incentive plan will be considered “deferred compensation” as that term is defined in Section 409A of the Code for purposes of recent federal tax legislation governing nonqualified deferred compensation arrangements, or, if any award were considered to any extent to constitute deferred compensation, its terms would comply with the requirements of that legislation (in general, by limiting any flexibility in the time of payment). For example, the award of a nonstatutory stock option with an exercise price which is less than the market value of the stock covered by the option, might constitute deferred compensation. If an award includes deferred compensation, and its terms do not comply with the requirements of the legislation, then any deferred compensation component of an award under the new equity incentive plan will be taxable when it is earned and vested (even if not then payable) and the recipient will be subject to a 20% additional tax.

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Section 162(m) limitations on the company’s taxes deduction. We will not be entitled to deductions in connection with awards under the new equity incentive plan to certain senior executive officers to the extent that the amount of deductible income in a year to any such officer, together with his or her other compensation from us exceeds the $1 million dollar limitation of Section 162(m) of the Code. Compensation which qualifies as “performance-based” is not subject to this limitation, however.

Existing Stock Option Plan. The board of directors of Gregg Appliances approved the adoption of the Gregg Appliances, Inc. 2005 Stock Option Plan on March 8, 2005. The existing stock option plan provides for the grant of incentive stock options, within the meaning of Section 422 of the Code and nonqualified stock options to our officers, directors, consultants and key employees. An aggregate of 2,500,000 shares of common stock is reserved for issuance under the Stock Option Plan. As of the date of this prospectus, options to purchase an aggregate of 2,012,000 shares were granted under the Stock Option Plan. The existing stock option plan will no longer be used to grant options upon the consummation of this offering and each option issued under the existing stock option plan will be assumed by the Issuer. The shares of common stock reserved under the Stock Option Plan will be reduced as options terminate or expire.

Restricted Unit Plan. On June 14, 2005, GIC adopted the Gregg Investment Corporation, LLC 2005 Restricted Unit Subscription Plan pursuant to which certain of our employees, directors, and consultants are given the opportunity to purchase units in GIC. The units may be issued by GIC at the discretion of its managing member for a purchase price equal to the fair market value of the units, as determined by our board of directors. As of the date of this prospectus, GIC issued 288,550 Series A Units to our employees and directors. All Series A Units were issued at a purchase price of $10.00 per unit. The Restricted Unit Plan will be terminated in connection with the consummation of this offering and each Series A Unit issued under the Restricted Unit Plan will be exchanged for a share of our common stock. Upon the consummation of this offering, the shares of our common stock issued in exchange for the Series A units will not be subject to any restrictions.

401(k) Plan. We maintain the Gregg Appliances, Inc. Employees Retirement Plan, or 401(k) Plan, a profit-sharing plan with salary deferral and matching contribution features. The 401(k) Plan covers all of our employees who have reached age 21 and performed at least 1,000 hours of service within a 12-month period. After one year of service, employees may contribute up to 60% of their pre-tax compensation to the 401(k) Plan, subject to limitations imposed by the Code. We may make a discretionary matching contribution to participants who make salary deferral contributions to the 401(k) Plan, and may also make discretionary profit sharing contributions in proportion to compensation for each participant who is employed on the last day of the year or has completed at least 501 hours of service in the year. Corporate officers participate in the 401(k) Plan on the same basis as all other employees. Amounts credited to the 401(k) Plan matching contribution accounts of our named executive officers for fiscal 2005 are included in the Summary Compensation Table above under “All Other Compensation”.

2007 Director Compensation

Directors who are also our employees or who beneficially own, or are employees of entities that beneficially own, more than 20% of our common stock do not receive any compensation for their services on our board, other than reimbursement for out-of-pocket expenses. Our other directors are compensated for their services as described below.

Messrs. Castellani and Smith each (i) received an initial option grant upon their appointment to our board of 50,000 options, (ii) received annual option grants of 5,000 options, (iii) received a retainer of $35,000 payable quarterly in arrears and (iv) were reimbursed for out-of-pocket expenses. In addition, Mr. Smith received $15,000 as an annual retainer for serving as Chairman of our audit committee, payable quarterly in arrears.

Mr. Starrett, as compensation for serving as Vice Chairman of our board, (i) received an initial option grant of 100,000 options, (ii) received an annual option grant of 5,000 options, (iii) received a $50,000 annual retainer and (iv) was reimbursed for out-of-pocket expenses.

The information provided in the following table reflects the compensation received by our directors, excluding directors who are also our employees or who beneficially own, or are employees of entities or affiliates of entities that beneficially own, more than 20% of our common stock and, therefore, received no compensation for their service on our board in fiscal 2007.

Name	Fees Earned or Paid in Cash	Stock Awards ($)	Option Awards ($)	All Other Compensation	Total
Lawrence Castellani	$35,000	$—	$4,624	$—	$39,624
Charles Rullman	$8,750	$—	$—	$—	$8,750
Michael Smith	$50,000	$—	$4,624	$—	$54,624
Peter Starrett	$50,000	$—	$4,624	$—	$54,624

Our compensation committee has approved an increase in compensation for our directors for fiscal 2008. Directors who are also our employees or who beneficially own, or are employees of entities or affiliates of entities that beneficially own, more than 20% of our common stock, will continue to receive only reimbursement for out-of-pocket expenses. Each director who is not our employee or who does not beneficially own, or is not an employee of an entity or affiliate of an entity that beneficially owns, more than 20% of our common stock will receive an annual retainer of $50,000 and an annual grant of 5,000 options. New directors will also receive an initial grant of 5,000 options upon appointment to our board. The Chairman of the audit, nominating and corporate governance and compensation committees will receive an additional annual retainer of $10,000.

Indemnification of Executive Officers and Directors

Our Certificate of Incorporation provides that all of our directors, officers, employees and agents shall be entitled to be indemnified by us to the fullest extent permitted by Section 145 of the Delaware General Corporation Law, or DGCL.

Article VII of our Certificate of Incorporation provides:

Our company, to the full extent permitted by Section 145 of the DGCL as amended from time to time, shall indemnify all persons whom it may indemnify pursuant thereto. It further provides that expenses (including attorneys fees) incurred by an officer or director in defending any civil, criminal, administrative or investigative action, suit or proceeding or to which the officer or director may be entitled to indemnification hereunder shall be paid by us in advance of the final disposition of such action, suit or proceeding upon receipt of an undertaking by or on behalf of the director or officer to repay the amount if it shall ultimately be determined that he or she is not entitled to be indemnified by us as authorized by our certificate of incorporation.

Insofar as indemnification for liabilities arising under the Securities Act may be permitted to our directors, officers and controlling persons pursuant to the provisions of our certificate of incorporation, or otherwise, we have been advised that in the opinion of the SEC such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable. In the event that a claim for indemnification against these liabilities (other than the payment of expenses incurred or paid by a director, officer or controlling person in a successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, we will, unless in the opinion of our counsel the matter has been settled by controlling precedent, submit to the court of its appropriate jurisdiction the question whether indemnification by us against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

We will pay for or reimburse reasonable expenses incurred by a director and may pay for or reimburse reasonable expenses incurred by an officer in defending any action, suit, or proceeding in advance of the final disposition thereof upon (i) receipt of a written affirmation of the director’s or officer’s good faith belief that the director or officer has met the standard of conduct prescribed by Delaware law; (ii) receipt of an undertaking of the director or officer to repay the amount paid by us if it is ultimately determined that the director or officer is not entitled to indemnification by us and (iii) a determination that the facts then known to those making the determination would not preclude indemnification under the DGCL.

In addition, we have entered into customary indemnity agreements with each of our directors and executive officers.

There is no pending litigation or proceeding involving any of our directors, officers, employees or other agents as to which indemnification is being sought, nor are we aware of any pending or threatened litigation that may result in claims for indemnification by any director, officer, employee or other agent.

Additional Information with Respect to Compensation Committee Interlocks

The compensation committee of our board of directors determines the compensation of our officers and directors. None of our executive officers currently serves on the compensation committee or board of directors of any other company of which any members of our board of directors or our compensation committee is an executive officer.

CERTAIN RELATIONSHIPS AND

RELATED PARTY TRANSACTIONS

Affiliate Leases

We lease our headquarters, which includes a store, a corporate training center and a central distribution and warehouse facility, and ten additional stores (including stores leased from the entities required to be consolidated with us prior to the recapitalization) from W. Gerald Throgmartin, the father of Jerry W. Throgmartin, and entities controlled by Jerry W. Throgmartin and his siblings, or companies or trusts affiliated with Jerry W. Throgmartin. We believe the affiliate leases are “arm’s length,” such that the terms are no less favorable to us than non-affiliate leases. All affiliate leases are on a triple net basis. Rent expense for these affiliate leases was $4.2 million, $3.8 million and $4.2 million for fiscal 2007, 2006 and 2005, respectively.

Until September 30, 2004, we also leased seven stores (including stores leased from the entities required to be consolidated with us prior to the recapitalization) from R. Don Throgmartin, Jerry W. Throgmartin’s uncle. All of these properties were sold to unaffiliated third parties on September 30, 2004. We believe that these leases are “arm’s length,” such that the terms of these leases are no less favorable to us than our non-affiliate leases. Rent expense for these affiliate leases was $1.0 million and $1.9 million in fiscal 2005 and 2004, respectively.

We lease our corporate airplane from Throgmartin Leasing, LLC, an entity controlled by W. Gerald Throgmartin, the father of Jerry W. Throgmartin. During fiscal 2007, 2006 and 2005 we paid rent of $0.3 million for each period to Throgmartin Leasing, LLC for use of the airplane. In addition, we also paid $0.7 million, $0.6 million, and $0.5 million during fiscal 2007, 2006 and 2005, respectively, for the corporate airplane’s operating costs. W. Gerald Throgmartin, the beneficial owner of the airplane, uses the airplane for a certain number of hours per year in exchange for a reduced per hour rental rate.

Existing Stockholders Agreement

Under the stockholders agreement with Freeman Spogli, GIC, Jerry W. Throgmartin, Gregg W. Throgmartin and Dennis L. May, prior to an initial public offering by us or such time as a stockholder transfers more than 50% of the shares of our common stock held by the stockholder immediately following the recapitalization, GIC, Messrs. J. Throgmartin, G. Throgmartin and May have the right to purchase their pro rata share of some new issuances of our securities, including some issuances of our common stock. The stockholders agreement prohibits Messrs. J. Throgmartin, G. Throgmartin and May from transferring any of their shares of our common stock until February 3, 2008 (other than permitted transfers to family trusts or similar entities for the benefit of immediate family members and transfers by Mr. May to Messrs. J. Throgmartin and G. Throgmartin following a termination of Mr. May’s employment agreement by us without “cause” (as defined in his employment agreement discussed above in “Compensation Discussion and Analysis—Employment Agreements”)). Other than these permitted transfers, from February 3, 2008 to February 3, 2010 these three stockholders may transfer no more than 50% of the shares of our common stock that they owned immediately following the closing of the recapitalization. In addition, prior to an initial public offering by us or such time as GIC transfers more than 50% of the shares of our common stock held by it immediately following the recapitalization, any transfers of our common stock by Messrs. J. Throgmartin, G. Throgmartin and May (other than permitted transfers by these stockholders to immediate family, family trusts or similar entities for the benefit of immediate family members) are subject to rights of first refusal in favor of GIC and any third person designated by GIC including us. The stockholders agreement further provides tag-along rights such that (1) upon transfers of our common stock by Messrs. J. Throgmartin, G. Throgmartin or May, GIC shall have the right to participate in such sales on a pro rata basis and (2) upon transfers of our common stock by GIC, Messrs. J. Throgmartin, G. Throgmartin and May shall have the right to participate in such sales on a pro rata basis. A sale by Freeman Spogli of its equity interest in GIC is considered a sale of our common stock for purposes of the tag-along rights under the stockholders agreement. In addition, if GIC sells any shares of our common stock to a third-party buyer or if Freeman Spogli sells all or a substantial percentage of its equity interest in GIC, each of

Messrs. J. Throgmartin, G. Throgmartin and May will be obligated to sell, at the request of GIC or Freeman Spogli, as applicable, the same percentage of the shares of common stock and other securities beneficially held by him.

The stockholders agreement further provides that the parties will vote at each regular or special meeting of our stockholders to elect to our board of directors, Jerry W. Throgmartin, Dennis L. May and each board nominee selected by GIC. GIC may establish the size of our board of directors in its sole discretion. The rights of each of these parties to be represented on our board of directors (and GIC’s right to establish the size of our board of directors) terminate at such time as the stockholder transfers more than 50% of the shares of our common stock held by the stockholder immediately after the recapitalization. In addition, the presence of a director who is an employee or member of Freeman Spogli or its affiliates is required to constitute a quorum for all board meetings and any director who is an employee or member of Freeman Spogli or its affiliates may call for a stockholder vote on any matter that comes before the board of directors provided that the board of directors has a full and fair opportunity to discuss the matter and may adjourn the board of directors meeting for this purpose. In addition, each of the stockholders party to the stockholders agreement agrees to vote in favor of certain actions if presented to our board, including reorganizing our company as a Delaware corporation and reorganizing our company in preparation for an initial public offering of our common stock. We have agreed that we will not, without GIC’s consent, terminate our current outside auditor, KPMG LLP, or hire another outside accounting firm to assist us with any audit. For so long as the junior notes remain outstanding, the stockholders agreement provides that neither Freeman Spogli nor GIC may take any action or cause or authorize any nominated members of our board who are stockholders, employees or members of Freeman Spogli to cause our board of directors (i) to declare a dividend or other distribution in favor of our stockholders before the consummation of an offer and sale of our common stock that has been declared effective by the SEC other than the repurchase, redemption or other acquisition or retirement for value of any of our equity interests or that of our subsidiaries held by any current or former officer, director or employee pursuant to any equity subscription agreement, stock option agreement, stockholders agreement or similar agreement or (ii) to loan money or pay any fees to Freeman Spogli other than the payment of fees for financial or mergers and acquisitions advisory, financing, underwriting or placement services in connection with financings, acquisitions or divestitures. In the event of a violation of either clause (i) or (ii) above, Freeman Spogli and GIC are to refund to us any property lost as a result of the violation. Additionally, Freeman Spogli and GIC may not cause or authorize and nominate members of our board of directors who are stockholders, employees, or members of Freeman Spogli to approve a resolution or issue or approve an order to any of our officers or employees that prohibits or restricts the payment of any cash interest due to a holder of a junior note in accordance with its terms, unless such nominee determines in good faith at a duly noticed board meeting, that it is in our best interest and the interest of our stockholders to prohibit or restrict such cash interest payment.

The existing stockholders agreement terminates upon the consummation of the IPO reorganization.

Existing Registration Rights Agreement

In connection with the recapitalization, GIC and Messrs. J. Throgmartin, G. Throgmartin and May entered into a registration rights agreement with respect to all the shares of common stock of Gregg Appliances that they hold. Under the registration rights agreement, GIC may at any time, and Messrs J. Throgmartin, G. Throgmartin and May, beginning 180 days after the consummation of an initial public offering of the common stock of Gregg Appliances, require Gregg Appliances to register for resale under the Securities Act their shares of common stock. The existing registration rights agreement terminates upon the consummation of the IPO reorganization.

New Registration Rights Agreement

In connection with the IPO reorganization, FSEP V, FS Affiliates V, L.P., the California State Teachers’ Retirement System, A.S.F. Co-Investment Partners II, L.P., the Jerry W. Throgmartin 2007 Grantor Retained Annuity Trust and Messrs. J. Throgmartin, G. Throgmartin and May, will enter into a registration rights agreement with respect to all of our shares of common stock that they hold.

Under the new registration rights agreement, FSEP V may at any time, and Jerry W. Throgmartin may, at any time beginning 180 days after the consummation of this offering, require us to register for resale under the Securities Act their registrable shares of common stock. These registration rights include the following provisions:

Demand Registration Rights. We have granted three demand registration rights to FSEP V and one demand registration right to Jerry W. Throgmartin so long as the holder or holders request the registration of registrable common stock having a fair market value of at least $25,000,000, as determined by our board of directors. In the case of Jerry W. Throgmartin, registrable shares held by the Jerry W. Throgmartin 2007 Grantor Retained Annuity Trust and Messrs. G. Throgmartin and May may be included in the request for registration to reach the $25,000,000 threshold. In the case of a demand by FSEP V, registrable shares held by FS Affiliates V, L.P., the California State Teachers’ Retirement System and A.S.F. Co-Investment Partners II, L.P. may be included in the request for registration to reach the $25,000,000 threshold. Upon a demand made by either FSEP V or Jerry W. Throgmartin, every party to the agreement can request to be included in the registration on a pro rata basis.

Piggyback Registration Rights. Each party to the registration rights agreement also has unlimited piggyback registration rights subject only to a determination by the underwriters that the success of the offer or the offering price would be adversely affected by the inclusion of securities of the parties. If at any time on or after the closing of this offering, we propose to file a registration statement under the Securities Act for the same class of common stock held by the parties to the new registration rights agreement, the parties shall have the opportunity to include their registrable shares in the registration.

Expenses. We are responsible for paying all registration expenses, excluding underwriting discounts and commissions and the out of pocket expenses of the holders.

Indemnification. We have agreed to indemnify each of the stockholders party to the registration rights agreement against certain liabilities under the Securities Act.

Consulting Agreement

We have a consulting agreement with W. Gerald Throgmartin. The agreement requires us to pay consulting fees in an amount of $25,000 per year and permits Mr. Throgmartin to continue to participate in our health and disability insurance plans on the same basis as our employees through the term of this agreement. The agreement expires on February 3, 2010.

Life Insurance Policy

In September 2005, Jerry W. Throgmartin, along with certain members of his immediate family, acquired a whole key-man life insurance policy for W. Gerald Throgmartin that had previously benefited our company for a purchase price of $1.1 million. The purchase price of the life insurance policy equaled the cash surrender value of the policy. The transaction was approved by our board of directors.

Purchase of Land

In December 2005, Jerry W. Throgmartin, along with certain members of his immediate family, acquired land owned by us located in Ohio for a purchase price of $1.4 million paid in the form of a promissory note. Our board determined the purchase price to be the fair market value of the land. On February 3, 2006, Mr. Throgmartin paid all amounts due under the note in cash.

Affiliate Debt

In May 2004, Gregg Appliances loaned $16,551,012 to Jerry W. Throgmartin, our Chairman, Chief Executive Officer and a Director. The entire amount of principal and interest was repaid in full in connection with the recapitalization. The largest aggregate amount of indebtedness outstanding since the date of execution of the note evidencing this loan was $16,817,075. The note was secured by a mortgage on certain real property located in Marion County, Florida, and bore interest at the prime rate as set by National City Bank of Indiana.

In September 2003, in connection with his purchase of 45,000 shares of common stock of Gregg Appliances, Dennis L. May, our President, Chief Operating Officer, and a Director, executed a nonrecourse installment promissory note payable to Gregg Appliances in the principal amount of $8,500,050, which bore interest at 5.08% per annum. The entire amount of principal and interest was repaid in full in connection with the recapitalization. The largest aggregate amount of indebtedness outstanding since the date of execution was $8,788,704. The note was secured by a pledge of the 45,000 shares of our common stock purchased by Mr. May.

Payments Relating to the Recapitalization

In connection with the recapitalization, certain of the equity holders of Gregg Appliances prior to the recapitalization received consideration in an aggregate amount of approximately $286.1 million in exchange for their shares of our common stock. As part of the consideration, Gregg Appliances issued Jerry W. Throgmartin, Gregg W. Throgmartin, our Vice President of Sales, and Dennis L. May aggregate $18.75 million principal amount of junior notes with a fair value of $12.9 million. Jerry W. Throgmartin, Gregg W. Throgmartin and Dennis L. May each retained and did not receive cash in the recapitalization for a portion of shares of our common stock held by them with an aggregate value of approximately $27.8 million. Freeman Spogli received an advisory services fee of $4.0 million for its services provided to us in structuring and arranging the recapitalization. In addition, Mr. Starrett received $250,000 in connection with his services provided to our company in connection with the recapitalization.

S Corporation Distribution and Tax Indemnification

Prior to the recapitalization, Gregg Appliances was treated for U.S. federal and certain state income tax purposes as an S corporation under Subchapter S of the Code and comparable state laws. As a result, our earnings had been taxed, with certain exceptions, directly to our stockholders rather than to us, leaving our stockholders responsible for paying income taxes on these earnings. Gregg Appliances historically paid distributions to its stockholders to enable them to pay their income tax liabilities as a result of its status as an S corporation and, from time to time, to distribute previously undistributed S corporation earnings and profits. We made aggregate cash distributions to our stockholders of $14.3 million during fiscal 2005 and no cash distributions to our shareholders during fiscal 2006 or fiscal 2007. The S corporation status of Gregg Appliances terminated as a result of the recapitalization. The merger agreement requires that our stockholders prior to the recapitalization indemnify us for any taxes imposed on us relating to any invalidity of our S corporation election under the Code.

Related Person Transaction Policy

Our board of directors adopted certain written policies and procedures for the review, approval and ratification of related party transactions, which we refer to as our Related Person Policy. Among other things, our Related Person Policy provides that any transaction, arrangement or relationship (or any series of similar transactions, arrangements or relationships) in which we (including any of our subsidiaries) were, are or will be a participant and the amount involved exceeds $120,000, and in which any related person had, has or will have a direct or indirect material interest, must be reported to our board of directors prior to the consummation or amendment of the transaction. A related person, as defined in our Related Person Policy, means any person who is, or at any time since the beginning of our last fiscal year was, a director or executive officer of our company or a nominee to become a director of our company; any person who is known to be the beneficial owner of more than 5% of any class of our voting securities; any immediate family member of any of the foregoing persons, which means any child, stepchild, parent, stepparent, spouse, sibling, mother-in-law, father-in-law, son-in-law, daughter-in-law, brother-in-law, or sister-in-law of the director, executive officer, nominee or more than 5% beneficial owner, and any person (other than a tenant or employee) sharing the household of such director, executive officer, nominee or more than 5% beneficial owner; and any firm, corporation or other entity in which any of the foregoing persons is employed or is a general partner or principal or in a similar position or in which such person has a 5% or greater beneficial ownership interest. Our board of directors reviews these related party transactions and considers all of the relevant facts and circumstances available to the board, including (if applicable) but not limited to: the benefits to us; the availability of other sources of comparable products or services; the terms of the transaction; and the terms available to unrelated third parties or to employees generally. Our board of directors may approve only those related party transactions that are in, or are not inconsistent with, the best interests of us and of our stockholders, as our board of directors determines in good faith. At the beginning of each fiscal year, our board of directors will review any previously approved or ratified related party transactions that remain ongoing and have a remaining term of more than six months. Our board of directors will consider all of the relevant facts and circumstances and will determine if it is in the best interests of us and our stockholders to continue, modify or terminate these related party transactions.

PRINCIPAL AND SELLING STOCKHOLDERS

Except as otherwise noted, each beneficial owner in the table below has sole voting power with respect to the shares listed. The following table sets forth beneficial ownership of our common stock following consummation of the IPO reorganization, and as adjusted to reflect the sale of              shares of common stock in this offering by us and the sale of              shares of common stock in this offering by selling stockholders with respect to the beneficial ownership of our common stock by:

•	each person who beneficially owns more than 5% of the shares;

•	each of our executive officers named in the summary compensation table and certain other executive officers;

•	each member of our board of directors;

•	all executive officers and directors as a group; and

•	each selling stockholder selling shares in this offering.

Unless otherwise indicated in the footnotes below, the persons and entities named in the table have sole voting and investment power with respect to all shares beneficially owned, subject to community property laws where applicable. Unless otherwise indicated in the footnotes below, the address of the stockholders is c/o hhgregg, Inc., 4151 East 96th Street, Indianapolis, Indiana 46240.

We have agreed to bear the expenses (other than underwriting discounts and commissions) of the selling stockholders in connection with this offering and to indemnify them against certain liabilities, including liabilities under the Securities Act of 1933.

The percentages of common stock beneficially owned are based on 14,245,800 shares of common stock outstanding as of April 1, 2007. Beneficial ownership is determined in accordance with the rules of the SEC. In computing the number of shares beneficially owned by a person and the percentage of ownership held by that person, shares of common stock subject to options held by that person that are currently exercisable or will become exercisable within 60 days after April 1, 2007 are deemed outstanding, while these shares are not deemed outstanding for computing percentage ownership of any other person.

	Beneficial Ownership Prior to the Offering		Number of Shares to be Sold in this Offering	Beneficial Ownership Immediately After the Offering
Name	Number	Percent		Number	Percent
Freeman Spogli & Co. (1)	9,121,388	64.0%
John M. Roth(2)	9,121,388	64.0%
California State Teachers’ Retirement System(3)	1,500,000	10.5%
A.S.F. Co-Investment Partners II, L.P.(4)	500,000	3.5%
Jerry W. Throgmartin(5)	1,654,917	11.5%
Dennis L. May(6)	606,376	4.2%
Donald J.B. Van der Wiel(7)	65,000	*
Michael D. Stout(8)	45,000	*
Jeffrey J. McClintic(9)	48,333	*
Michael G. Larimer(10)	43,333	*
Gregg W. Throgmartin(11)	737,986	5.2%
Lawrence P. Castellani(12)	116,667	*
Benjamin D. Geiger(2)	—	—
Michael L. Smith(13)	41,667	*
Charles P. Rullman	—	—
Peter M. Starrett(14)	103,333	*
All directors and officers as a group (12 individuals)(15)	11,846,014	81.0%

*	Less than 1%.
(1)	9,121,388 shares of our common stock are held of record by FSEP V and FS Affiliates V, L.P., or, collectively, FSEP V. FS Capital Partners V, LLC, as the general partner of FSEP V, has the sole power to vote and dispose of the shares of our common stock owned by FSEP V. Messrs. Mark J. Doran, Bradford M. Freeman, Todd W. Halloran, Jon D. Ralph, John M. Roth, J. Frederick Simmons and William M. Wardlaw are the managing members of FS Capital Partners V, LLC, and Messrs. Doran, Freeman, Halloran, Ralph, Roth, Simmons and Wardlaw are the members of Freeman Spogli & Co., and as such may be deemed to be the beneficial owners of the shares of our common stock owned by FSEP V. Messrs. Doran, Freeman, Halloran, Ralph, Roth, Simmons and Wardlaw each disclaims beneficial ownership in the shares except to the extent of his pecuniary interest in them. The business address of FSEP V and FS Capital Partners V, LLC is c/o Freeman Spogli & Co., 11100 Santa Monica Boulevard, Suite 1900, Los Angeles, California 90025.
(2)	The business address of Messrs. Geiger and Roth is c/o Freeman Spogli & Co., 299 Park Avenue, 20th Floor, New York, NY 10171.
(3)	The business address of California State Teachers’ Retirement System is 7667 Folsom Boulevard, Suite 250, MS4, Sacramento, CA 95826.
(4)	The business address of A.S.F. Co-Investment Partners II, L.P. is 1133 Westchester Avenue, White Plains, NY 10604.
(5)	Includes 126,667 shares of our common stock issuable upon exercise of options exercisable within 60 days of April 1, 2007.
(6)	Includes 50,667 shares of our common stock issuable upon exercise of options exercisable within 60 days of April 1, 2007.
(7)	Includes 40,000 shares of our common stock issuable upon exercise of options exercisable within 60 days of April 1, 2007.
(8)	Includes 30,000 shares of our common stock issuable upon exercise of options exercisable within 60 days of April 1, 2007.
(9)	Includes 33,333 shares of our common stock issuable upon exercise of options exercisable within 60 days of April 1, 2007.
(10)	Includes 33,333 shares of our common stock issuable upon exercise of options exercisable within 60 days of April 1, 2007.
(11)	Includes 43,333 shares of our common stock issuable upon exercise of options exercisable within 60 days of April 1, 2007.
(12)	Includes 100,000 shares of our common stock held of record by the Lawrence P. Castellani Grantor Retained Annuity Trust for which Mr. Castellani is trustee and has sole power to vote and dispose of such shares. Includes 16,667 shares of our common stock issuable upon exercise of options exercisable within 60 days of April 1, 2007.
(13)	Includes 22,401 shares of our common stock held of record by the Michael L. Smith 2006 Grantor Retained Annuity Trust for which Mr. Smith is the trustee and has sole power to vote and dispose of such shares. Includes 16,667 shares of our common stock issuable upon exercise of options exercisable within 60 days of April 1, 2007.
(14)	Includes 70,000 shares of our common stock held of record by the Starrett Family Trust for which Mr. Starrett is the trustee and has the sole power to vote and dispose of such shares. Includes 33,333 shares of our common stock issuable upon exercise of options exercisable within 60 days of April 1, 2007.
(15)	Includes 126,667, 50,667, 40,000, 30,000, 33,333, 33,333, 16,667, 16,667 and 33,333 shares of our common stock issuable upon exercise of options granted to Messrs. J. Throgmartin, May, Van der Wiel, Stout, McClintic, Larimer, Castellani, Smith and Starrett respectively, exercisable within 60 days of April 1, 2007.

DESCRIPTION OF CAPITAL STOCK

Our authorized capital stock consists of 150,000,000 shares of common stock, par value $.0001 per share, and 10,000,000 shares of preferred stock, par value $.0001 per share.

At                     , 2007, there were             shares of our common stock outstanding, which were held by             stockholders of record.

The following description of our capital stock is not complete and is subject to and qualified in its entirety by our certificate of incorporation and bylaws, which are included as exhibits to the registration statement filed of which this prospectus forms a part, and by the provisions of applicable Delaware law.

Common Stock

Holders of shares of our common stock are entitled to one vote for each share held of record on all matters on which stockholders are entitled or permitted to vote. Our certificate of incorporation and bylaws provide that, except as otherwise provided by law, the affirmative vote of a majority of the shares entitled to vote, present in person or represented by proxy at a meeting at which a quorum is present, shall be the act of the stockholders. Delaware law requires the affirmative vote of a majority of the outstanding shares entitled to vote thereon to authorize certain extraordinary actions, such as mergers, consolidations, dissolutions of the corporation or an amendment to the certificate of incorporation of the corporation. There is no cumulative voting for the election of directors. Upon a liquidation, our creditors and any holders of preferred stock with preferential liquidation rights will be paid before any distribution of holders of our common stock. The holders of our common stock would be entitled to receive a pro rata amount per share of any excess distribution. Holders of common stock have no preemptive or subscription rights. There are no conversion rights, redemption rights, sinking fund provisions or fixed dividend rights with respect to the common stock. All outstanding shares of our common stock are fully paid and nonassessable.

Preferred Stock

Our certificate of incorporation empowers our board of directors to issue up to 10,000,000 shares of preferred stock from time to time in one or more series. The board also may fix the designation, privileges, preferences and rights and the qualifications, limitations and restrictions of those shares, including dividend rights, conversion rights, voting rights, redemption rights, terms of sinking funds, liquidation preferences and the number of shares constituting any series or the designation of the series. Terms selected could decrease the amount of earnings and assets available for distribution to holders of common stock or adversely affect the rights and powers, including voting rights, of the holders of our common stock without any further vote or action by the stockholders. The rights of holders of our common stock will be subject to, and may be adversely affected by, the rights of the holders of any preferred shares that we may be issued in the future. Additionally, the issuance of preferred stock may have the effect of decreasing the market price of the common stock and may adversely affect the voting and other rights of the holders of common stock. Although there are no shares of preferred stock currently outstanding and we have no present intention to issue any shares of preferred stock, any issuance could have the effect of making it more difficult for a third party to acquire a majority of our outstanding voting stock.

Registration Rights

In addition to rights of sale under Rule 144, several of our officers, directors and stockholders that hold an aggregate of              shares of outstanding common stock have registration rights which enable them to require us to file a registration statement registering their shares for resale to the public. Under the “New Registration Rights Agreement,” FSEP V may at any time exercise its three demand registration rights, and Jerry W. Throgmartin may at any time 180 days after the consummation of this offering exercise his one demand registration right, which would require us to register for resale under the Securities Act their shares of common stock. For a description of the new registration rights agreement, see “Certain Relationships and Related Party Transactions—New Registration Rights Agreement.”

Potential Anti-takeover Effect of Delaware Law, Our Certificate of Incorporation and Bylaws

We are subject to the “business combinations” provisions of the Delaware General Corporation Law. In general, such provisions prohibit a publicly held Delaware corporation from engaging in various “business combination” transactions with any “interested stockholder” for a period of three years after the date of the transaction in which the person became an “interested stockholder,” unless:

•	the board of directors approved the transaction before the “interested stockholder” obtained such status;

•

upon consummation of the transaction that resulted in the stockholder becoming an “interested stockholder,” the “interested stockholder” owned at least 85% of our outstanding common stock at the time the transaction commenced, excluding for purposes of determining the number of shares outstanding those shares owned (i) by persons who are directors and are also officers and (ii) employee stock plans in which the participants do not have the right to determine confidentially whether shares held subject to the plans will be tendered in the tender or exchange offer; or

•

on or subsequent to such date, the business combination or merger is approved by the board of directors and authorized at an annual or special meeting of stockholders, and not by written consent, by two-thirds of the holders of the outstanding common stock not owned by the “interested stockholder”.

A “business combination” is defined to include mergers, asset sales and other transactions resulting in financial benefit to a stockholder. In general, an “interested stockholder” is a person who, together with affiliates and associates, owns 15% or more of a corporation’s voting stock or within three years did own 15% or more of a corporation’s voting stock. The statute could prohibit or delay mergers or other takeover or change in control attempts.

Provisions of our certificate of incorporation and bylaws providing that only a majority of the board of directors, the chairman of the board of directors or the chief executive officer may call special meetings of stockholders may have the effect of making it more difficult for a third party to acquire control of us, or of discouraging a third party from attempting to acquire control of us. Amendment of these provisions requires the affirmative vote of holders of 66 2/3% of our outstanding capital stock. In addition, our certificate of incorporation allows our board of directors to issue up to 10,000,000 shares of preferred stock that could have, when issued, voting rights or preferences that could impede the success of any hostile takeover, or delay a change in control or change in our management.

Listing

We intend to apply to list our common stock on the NYSE under the trading symbol “HGG”.

Transfer Agent and Registrar

The transfer agent and registrar for our common stock is                     . The transfer agent’s address is                      and telephone number is                     .

SHARES ELIGIBLE FOR FUTURE SALE

We cannot predict the effect, if any, that market sales of shares of our common stock or the availability of shares of our common stock for sale will have on the market price of our common stock prevailing from time to time. Nevertheless, sales of substantial amounts of our common stock in the public market could adversely affect the market price of our common stock and could impair our future ability to raise capital through the sale of our equity securities.

Upon the completion of this offering, we will have outstanding              shares of our common stock, assuming no exercise of outstanding options. We will have reserved 1,500,000 shares of common stock for future grant or issuance under our new equity incentive plan pursuant to which              options to purchase our common stock will be granted immediately upon the consummation of this offering with an exercise price equal to the offering price. The grant of options to purchase shares of common stock under our stock option plans is conditional on our having available a sufficient number of shares of capital stock authorized for issuance.

Lock Up Agreements

At                     , 2007, our executive officers and directors and certain entities and other individuals holding an aggregate of              shares of our common stock, as well as options to purchase an additional                      shares of our common stock, and the selling stockholders have entered into the lock-up agreements described in “Underwriting”.

Rule 144

In general, under Rule 144, a person, including each of our “affiliates,” who has beneficially owned “restricted securities” for at least one year, will be entitled to sell in any three-month period a number of shares that does not exceed the greater of:

•	1% of our then outstanding shares of the common stock, approximately shares as of , 2007; or

•	the average weekly trading volume in our common stock during the four calendar weeks preceding the filing of a notice of the sale with the SEC.

Sales pursuant to Rule 144 are subject to requirements relating to manner of sale, notice and availability of current public information about us. Under Rule 144(k), a holder of “restricted securities” who is not an affiliate of us and who has beneficially owned his or her shares for at least two years is entitled to sell such shares pursuant to Rule 144(k) without regard to the limitations described above.

Rule 701

In general, and subject to lock-up agreements, any of our employees, consultants or advisors, other than affiliates, who purchased shares from us under our equity incentive plan, or other written agreements in accordance with Rule 701 of the Securities Act, are eligible to resell their shares under Rule 144 after satisfying the one year holding period.

Registration of Shares Under New Equity Incentive Plan and Our Stock Option Plan

We intend to file a registration statement on Form S-8 covering all of the shares of common stock issuable or reserved for issuance under our new equity incentive plan, including the shares of common stock issuable upon exercise of the substitute stock options granted to certain of the option holders of Gregg Appliances. When issued, these shares will be freely tradable in the public market, subject to Rule 144 volume limitations applicable to affiliates and, in some cases, the expiration of the lock-up agreements described in “Underwriting”.

Registration Rights Agreement

In addition to rights of sale under Rule 144, several of our officers, directors and stockholders that hold an aggregate of             shares of outstanding common stock have registration rights which enable them to require us to file a registration statement registering their registrable shares for resale to the public. Under the new registration rights agreement, FSEP V may at any time exercise its three demand registration rights, and Jerry W. Throgmartin may at any time 180 days after the consummation of this offering exercise his one demand registration right, which would require us to register for resale under the Securities Act their registrable shares of common stock. See “Certain Relationships and Related Party Transactions—New Registration Rights Agreement”.

MATERIAL UNITED STATES FEDERAL INCOME TAX CONSIDERATIONS

This section summarizes certain material U.S. federal income and estate tax considerations generally applicable to beneficial owners of our common stock that acquire shares of our common stock pursuant to this offering and that hold such shares as capital assets. This summary does not provide a complete analysis of all potential tax considerations. The information provided below is based on existing authorities. These authorities may change with retroactive effect or the Internal Revenue Service (“IRS”) might interpret the existing authorities differently. In either case, the tax considerations of owning or disposing of common stock could differ from those described below. The summary generally does not address tax considerations that may be relevant to particular investors because of their specific circumstances, or because they are subject to special rules, including, without limitation, certain former citizens or long-term residents of the United States; “hybrid entities” (entities treated as flow-through entities in one jurisdiction but as taxable entities in another) and their owners; “controlled foreign corporations;” “passive foreign investment companies;” or partnerships or other pass-through entities for U.S. federal income tax purposes. Finally, the summary does not describe the effects of any applicable foreign, state or local laws.

For purposes of this summary, the term “U.S. holder” means a beneficial owner of shares of our common stock that, for U.S. federal income tax purposes, is (i) an individual who is a citizen or resident of the United States; (ii) a corporation or other entity taxable as a corporation created in or organized under the laws of the United States, any state thereof or the District of Columbia; (iii) an estate the income of which is subject to U.S. federal income taxation regardless of its source or (iv) a trust (x) if a court within the United States is able to exercise primary supervision over the administration of such trust and one or more U.S. persons have the authority to control all substantial decisions of such trust or (y) that has a valid election in effect under applicable U.S. Treasury regulations to be treated as a U.S. person. The term “non-U.S. holder” means a beneficial owner of shares of our common stock that is neither a U.S. holder nor a partnership (including an entity that is treated as a partnership for U.S. federal income tax purposes).

If a partnership holds shares of our common stock, the U.S. federal income tax treatment of a partner in the partnership generally will depend upon the status of the partner and the activities of the partnership. Partners of partnerships that hold shares of our common stock should consult their tax advisors regarding the tax consequences to them of holding and disposing of our common stock.

INVESTORS CONSIDERING THE PURCHASE OF COMMON STOCK SHOULD CONSULT THEIR OWN TAX ADVISORS REGARDING THE APPLICATION OF THE U.S. FEDERAL INCOME TAX LAWS TO THEIR PARTICULAR SITUATIONS AND THE CONSEQUENCES OF FOREIGN, STATE, OR LOCAL TAX LAWS, AND TAX TREATIES.

U.S. Holders

The following discussion summarizes certain material U.S. federal income tax consequences of the ownership and disposition of our common stock applicable to “U.S. holders,” subject to the limitations described above.

Dividends

We have not made any distributions on our common stock, and we do not plan to make any distributions for the foreseeable future. However, if we do make distributions on our common stock, those payments will constitute dividends for U.S. federal income tax purposes to the extent paid from our current or accumulated earnings and profits, as determined under U.S. federal income tax principles. Any such dividend will be eligible for the dividends received deduction if received by an otherwise qualifying corporate U.S. holder that meets the holding period and other requirements for the dividends received deduction. Dividends paid to certain non-corporate U.S. holders (including individuals) generally are eligible for U.S. federal income taxation at rates generally applicable to long-term capital gain. To the extent our distributions exceed our current and accumulated earnings and profits, they will constitute a return of capital and will first reduce a U.S. holder’s basis in our common stock, but not below zero, and then will be treated as gain from the sale of our common stock.

Dispositions of Common Stock

Upon a sale, exchange or other taxable disposition of our common stock, a U.S. holder generally will recognize capital gain or loss equal to the difference between the amount realized on the sale, exchange or other taxable disposition and the U.S. holder’s adjusted tax basis in our common stock. Such gain or loss will constitute long-term capital gain or loss if the U.S. holder has held the common stock for more than one year at the time of disposition. Long-term capital gains of certain non-corporate U.S. holders (including individuals) are currently subject to U.S. federal income taxation at a maximum rate of l5%. The deductibility of capital losses is subject to limitations under the Code.

Backup Withholding and Information Reporting Requirements

The Code and the Treasury regulations require those who make specified payments to report such payments to the IRS. Among the specified payments are dividends and proceeds paid by brokers to their customers. The required information returns enable the IRS to determine whether the recipient properly included the payments in income. This reporting regime is reinforced by “backup withholding” rules. These rules require the payors to withhold tax from payments subject to information reporting if the recipient fails to cooperate with the reporting regime by failing to provide his taxpayer identification number to the payor, furnishing an incorrect identification number, or repeatedly failing to report interest or dividends on his returns. The withholding tax rate is currently 28 percent. The backup withholding rules do not apply to payments to corporations, whether domestic or foreign.

In general, dividends on our common stock and payments of the proceeds of a sale, exchange or other disposition of our common stock paid to a U.S. holder are subject to information reporting and may be subject to backup withholding unless the U.S. holder is a corporation or other exempt recipient or provides an accurate taxpayer identification number and certifies that it is not subject to backup withholding.

Any amounts withheld under the backup withholding rules from a payment to a U.S. holder generally can be refunded or credited against the U.S. holder’s U.S. federal income tax liability, if any, provided that the required information is furnished to the IRS.

Non-U.S. Holders

The following discussion summarizes certain material U.S. federal income tax consequences of the ownership and disposition of our common stock applicable to “non-U.S. holders,” subject to the limitations described above.

Dividends

We have not made any distributions on our common stock, and we do not plan to make any distributions for the foreseeable future. However, if we do make distributions on our common stock, those payments will constitute dividends for U.S. tax purposes to the extent paid from our current or accumulated earnings and profits, as determined under U.S. federal income tax principles. To the extent those distributions exceed our current and accumulated earnings and profits, they will constitute a return of capital and will first reduce a non-U.S. holder’s basis in our common stock, but not below zero, and then will be treated as gain from the sale of stock. Any dividend paid to a non-U.S. holder on our common stock will generally be subject to U.S. withholding tax at a 30% rate. The withholding tax might apply at a reduced rate under the terms of an applicable income tax treaty between the United States and the non-U.S. holder’s country of residence. A non-U.S. holder must demonstrate its entitlement to treaty benefits by certifying eligibility. A non-U.S. holder can meet this certification requirement by providing a Form W-8BEN or appropriate substitute form. If the holder holds the stock through a financial institution or other agent acting on the holder’s behalf, the holder will be required to provide appropriate documentation to the agent. The holder’s agent will then be required to provide certification, either directly or through other intermediaries. For payments made to a foreign partnership or other flow-through entity, the certification requirements generally apply to the partners or other owners as well as to the partnership or other entity, and the partnership or other entity must provide the partners’ or other owners’ documentation. Special rules, described below, apply if a dividend is effectively connected with a U.S. trade or business conducted by the non-U.S. holder.

Dispositions of Common Stock

Non-U.S. holders generally will not be subject to U.S. federal income tax on any gains realized on the sale, exchange, or other taxable disposition of common stock. This general rule, however, is subject to several exceptions. For example, the gain would be subject to U.S. federal income tax if:

•	the gain is effectively connected with the conduct by the non-U.S. holder of a U.S. trade or business (in which case the special rules described below apply);

•

the non-U.S. holder is an individual who holds our common stock as a capital asset (generally, an asset held for investment purposes) and who is present in the United States for a period or periods aggregating 183 days or more during the calendar year in which the sale or disposition occurs and certain other conditions are met; or

•	the rules of the Foreign Investment in Real Property Tax Act, or FIRPTA (described below), treat the gain as effectively connected with a U.S. trade or business.

An individual non-U.S. holder described in the second bullet point immediately above will be subject to a flat 30% tax on the gain derived from the sale, which may be offset by U.S. source capital losses, even though the individual is not considered a resident of the United States.

The FIRPTA rules may apply to a sale, exchange or other disposition of common stock if we are, or were within five years before the transaction, a “U.S. real property holding corporation,” or a USRPHC. We do not believe that we are a USRPHC or that we will become one in the future. If we are or become a USRPHC, so long as our common stock is regularly traded on an established securities market, only a non-U.S. holder who, actually or constructively, holds or held (at any time during the shorter of the five year period preceding the date of disposition or the holder’s holding period) more than 5% of our common stock will be subject to U.S. federal income tax on the disposition of our common stock.

Dividends or Gain Effectively Connected With a U.S. Trade or Business

If any dividend on common stock, or gain from the sale, exchange or other taxable disposition of common stock, is effectively connected with a U.S. trade or business conducted by the non-U.S. holder, then the dividend or gain will be subject to U.S. federal income tax at the regular graduated rates. If the non-U.S. holder is eligible for the benefits of a tax treaty between the United States and the holder’s country of residence, any “effectively connected” dividend or gain generally would be subject to U.S. federal income tax only if it is also attributable to a permanent establishment or fixed base maintained by the holder in the United States. Payments of dividends that are effectively connected with a U.S. trade or business, and therefore included in the gross income of a non-U.S. holder, will not be subject to the 30% withholding tax. To claim exemption from withholding, the non-U.S. holder must certify its qualification, which can be done by providing a Form W-8ECI. If the non-U.S. holder is a corporation, that portion of its earnings and profits that is effectively connected with its U.S. trade or business would generally be subject to a “branch profits tax”. The branch profits tax rate generally is 30%, although an applicable income tax treaty might provide for a lower rate.

Backup Withholding and Information Reporting

Payments to non-U.S. holders of dividends on common stock generally will not be subject to backup withholding, and payments of proceeds made to non-U.S. holders by a broker upon a sale of common stock will not be subject to information reporting or backup withholding, in each case so long as the non-U.S. holder certifies its nonresident status. Some of the common means of certifying nonresident status are described under “–Non-U.S. Holders–Dividends”. We must report annually to the IRS any dividends paid to each non-U.S. holder and the tax withheld, if any, with respect to such dividends. Copies of these reports may be made available to tax authorities in the country where the non-U.S. holder resides.

Any amounts withheld from a payment to a holder of common stock under the backup withholding rules generally can be credited against any U.S. federal income tax liability of the holder.

UNDERWRITING

Under the terms and subject to the conditions contained in an underwriting agreement dated                     , 2007, Credit Suisse Securities (USA) LLC and Lehman Brothers Inc. are acting as representatives and joint book-running managers. We and the selling stockholders have agreed to sell to the underwriters named below, and the underwriters have severally agreed to purchase from us and the selling stockholders the following respective numbers of shares of common stock:

Underwriter	Number of Shares
Credit Suisse Securities (USA) LLC
Lehman Brothers Inc.
Wachovia Capital Markets, LLC
UBS Securities LLC
Piper Jaffray & Co.
KeyBanc Capital Markets Inc.

Total

The underwriting agreement provides that the underwriters are obligated to purchase all the shares of common stock in the offering if any are purchased, other than those shares covered by the option to purchase described below. The underwriting agreement also provides that if an underwriter defaults the purchase commitments of non-defaulting underwriters may be increased or the offering may be terminated.

The selling stockholders have granted to the underwriters a 30-day option to purchase on a pro rata basis up to              additional outstanding shares from the selling shareholders at the initial public offering price less the underwriting discounts and commissions. The option may be exercised only to cover any over-allotments of common stock.

The underwriters propose to offer the shares of common stock initially at the public offering price on the cover page of this prospectus and to selling group members at that price less a selling concession of $             per share. The underwriters and selling group members may allow a discount of $             per share on sales to other broker/dealers. After the initial public offering the representatives may change the public offering price and concession and discount to broker/dealers.

The following table summarizes the compensation and estimated expenses we and the selling stockholders will pay:

	Per Share		Total
	Without Over-allotment	With Over-allotment	Without Over-allotment	With Over-allotment
Underwriting Discounts and Commissions paid by us	$	$	$	$
Expenses payable by us	$	$	$	$
Underwriting Discounts and Commissions paid by selling stockholders	$	$	$	$
Expenses payable by selling stockholders	$	$	$	$

The representatives have informed us that they do not expect sales to accounts over which the underwriters have discretionary authority to exceed 5% of the shares of common stock being offered.

We have agreed that we will not offer, sell, contract to sell, pledge or otherwise dispose of, directly or indirectly, or file with the Securities and Exchange Commission a registration statement under the Securities Act relating to, any shares of our common stock or securities convertible into or exchangeable or exercisable for any shares of our common stock, or publicly disclose the intention to make any offer, sale, pledge, disposition or filing, without the prior written consent of Credit Suisse Securities (USA) LLC and Lehman Brothers Inc. for a period of 180 days after the date of this prospectus. Notwithstanding the foregoing, if (1) during the last 17 days of the 180-day period, we issue an earnings release or material news or a material event relating to us occurs; or (2) prior to the expiration of the 180-day period, we announce that we will release earnings results during the 16-day period beginning on the last day of the 180-day period, the restrictions shall continue to apply until either (x) the expiration of the 18-day period beginning on the issuance of the earnings release or the occurrence of the material news or material event if, within three days of that issuance or occurrence, any of the underwriters publishes or otherwise distributes a research report or makes public appearance concerning us, or (y) the later of the last day of the 180-day period and the third day after we issue the release or the material news or material event occurs.

Certain of our officers, directors and principal stockholders have agreed that they will not offer, sell, contract to sell, pledge or otherwise dispose of, directly or indirectly, any shares of our common stock or securities convertible into or exchangeable or exercisable for any shares of our common stock, enter into a transaction that would have the same effect, or enter into any swap, hedge or other arrangement that transfers, in whole or in part, any of the economic consequences of ownership of our common stock, whether any of these transactions are to be settled by delivery of our common stock or other securities, in cash or otherwise, or publicly disclose the intention to make any offer, sale, pledge or disposition, or to enter into any transaction, swap, hedge or other arrangement, without, in each case, the prior written consent of Credit Suisse Securities (USA) LLC and Lehman Brothers Inc. for a period of 180 days after the date of this prospectus. Notwithstanding the foregoing, if (1) during the last 17 days of the 180-day period, we issue an earnings release or material news or a material event relating to us occurs; or (2) prior to the expiration of the 180-day period, we announce that we will release earnings results during the 16-day period beginning on the last day of the 180-day period, the restrictions shall continue to apply until either (x) the expiration of the 18-day period beginning on the issuance of the earnings release or the occurrence of the material news or material event if, within three days of that issuance or occurrence, any of the underwriters publishes or otherwise distributes a research report or makes public appearance concerning us, or (y) the later of the last day of the 180-day period and the third day after we issue the release or the material news or material event occurs.

We and the selling stockholders have agreed to indemnify the underwriters against certain liabilities, including liabilities under the Securities Act, and to contribute to payments that the underwriters may be required to make in that respect.

We intend to apply to list our common stock on the NYSE under the symbol “HGG”.

Certain of the underwriters and their respective affiliates have performed and may in the future perform investment banking, financial advisory and lending services for us and our affiliates from time to time, for which they have received customary compensation, and may do so in the future.

Prior to this offering, there has been no public market for our common stock. The initial public offering price has been determined by a negotiation among us, the selling stockholders and the representatives and will not necessarily reflect the market price of our common stock following the offering. The principal factors that were considered in determining the public offering price included

•	the information presented in this prospectus and otherwise available to the underwriters;

•	the history of and prospects for the industry in which we will compete;

•	the ability of our management;

•	the prospects for our future earnings;

•	the present state of our development and current financial condition;

•	the recent market prices of, and the demand for, publicly traded common stock of generally comparable companies; and

•	the general condition of the securities markets at the time of this offering.

We offer no assurances that the initial public offering price will correspond to the price at which the common stock will trade in the public market subsequent to the offering or that an active trading market for our common stock will develop and continue after the offering.

In connection with the offering the underwriters may engage in stabilizing transactions, over-allotment transactions, syndicate covering transactions and penalty bids in accordance with Regulation M under the Exchange Act.

•	Stabilizing transactions permit bids to purchase the underlying security so long as the stabilizing bids do not exceed a specified maximum.

•

Over-allotment involves sales by the underwriters of shares in excess of the number of shares the underwriters are obligated to purchase, which creates a syndicate short position. The short position may be either a covered short position or a naked short position. In a covered short position, the number of shares over-allotted by the underwriters is not greater than the number of shares that they may purchase in the over-allotment option. In a naked short position, the number of shares involved is greater than the number of shares in the over-allotment option. The underwriters may close out any covered short position by either exercising their over-allotment option and/or purchasing shares in the open market.

•

Syndicate covering transactions involve purchases of the common stock in the open market after the distribution has been completed in order to cover syndicate short positions. In determining the source of shares to close out the short position, the underwriters will consider, among other things, the price of shares available for purchase in the open market as compared to the price at which they may purchase shares through the over-allotment option. If the underwriters sell more shares than could be covered by the over-allotment option, a naked short position, the position can only be closed out by buying shares in the open market. A naked short position is more likely to be created if the underwriters are concerned that there could be downward pressure on the price of the shares in the open market after pricing that could adversely affect investors who purchase in the offering.

•

Penalty bids permit the representatives to reclaim a selling concession from a syndicate member when the common stock originally sold by the syndicate member is purchased in a stabilizing or syndicate covering transaction to cover syndicate short positions.

These stabilizing transactions, syndicate covering transactions and penalty bids may have the effect of raising or maintaining the market price of our common stock or preventing or retarding a decline in the market price of the common stock. As a result the price of our common stock may be higher than the price that might otherwise exist in the open market. These transactions may be effected on the New York Stock Exchange or otherwise and, if commenced, may be discontinued at any time.

The shares are offered for sale in those jurisdictions in the United States, Europe, Asia and elsewhere where it is lawful to make such offers.

Each of the underwriters has represented and agreed that it has not offered, sold or delivered and will not offer, sell or deliver any of the shares directly or indirectly, or distribute this prospectus supplement or the accompanying prospectus or any other offering material relating to the shares, in or from any jurisdiction except under circumstances that will result in compliance with the applicable laws and regulations thereof and that will not impose any obligations on us except as set forth in the underwriting agreement.

In relation to each Member State of the European Economic Area which has implemented the Prospectus Directive (each, a Relevant Member State), each Underwriter represents and agrees that with effect from and including the date on which the Prospectus Directive is implemented in that Relevant Member State (the Relevant Implementation Date) it has not made and will not make an offer of Securities to the public in that Relevant Member State prior to the publication of a prospectus in relation to the Securities which has been approved by the competent authority in that Relevant Member State or, where appropriate, approved in another

Relevant Member State and notified to the competent authority in that Relevant Member State, all in accordance with the Prospectus Directive, except that it may, with effect from and including the Relevant Implementation Date, make an offer of Securities to the public in that Relevant Member State at any time,

(a)	to legal entities which are authorized or regulated to operate in the financial markets or, if not so authorized or regulated, whose corporate purpose is solely to invest in securities;

(b)	to any legal entity which has two or more of (1) an average of at least 250 employees during the last financial year (2) a total balance sheet of more than €43,000,000 and (3) an annual net turnover of more than €50,000,000, as shown in its last annual or consolidated accounts;

(c)	to fewer than 100 natural or legal persons (other than qualified investors as defined in the Prospectus Directive) subject to obtaining the prior consent of the manager for any such offer; or

(d)	in any other circumstances which do not require the publication by the Issuer of a prospectus pursuant to Article 3 of the Prospectus Directive.

For the purposes of this provision, the expression an “offer of Shares to the public” in relation to any Shares in any Relevant Member State means the communication in any form and by any means of sufficient information on the terms of the offer and the Shares to be offered so as to enable an investor to decide to purchase or subscribe the Shares, as the same may be varied in that Member State by any measure implementing the Prospectus Directive in that Member State and the expression Prospectus Directive means Directive 2003/71/EC and includes any relevant implementing measure in each Relevant Member State.

Each of the underwriters severally represents, warrants and agrees as follows:

(a)	it has only communicated or caused to be communicated and will only communicate or cause to be communicated an invitation or inducement to engage in investment activity (within the meaning of section 21 of FSMA) to persons who have professional experience in matters relating to investments falling within Article 19(5) of the Financial Services and Markets Act 2000 (Financial Promotion) Order 2005 or in circumstances in which section 21 of FSMA does not apply to the company; and

(b)	it has complied with, and will comply with all applicable provisions of FSMA with respect to anything done by it in relation to the shares in, from or otherwise involving the United Kingdom.

If you purchase shares of common stock offered in this prospectus, you may be required to pay stamp taxes and other charges under the laws and practices of the country of purchase, in addition to the offering price listed on the cover page of this prospectus.

A prospectus in electronic format may be made available on the web sites maintained by one or more of the underwriters, or selling group members, if any, participating in this offering and one or more of the underwriters participating in this offering may distribute prospectuses electronically. The representatives may agree to allocate a number of shares to underwriters and selling group members for sale to their online brokerage account holders. Internet distributions will be allocated by the underwriters and selling group members that will make Internet distributions on the same basis as other allocations.

Other than the prospectus in electronic format, the information on any underwriter’s or selling group member’s web site and any information contained in any other web site maintained by an underwriter or selling group member is not part of the prospectus or the registration statement of which this prospectus forms a part, has not been approved and/or endorsed by us or any underwriter or selling group member in its capacity as underwriter or selling group member and should not be relied upon by investors.

NOTICE TO CANADIAN RESIDENTS

Resale Restrictions

The distribution of the shares in Canada is being made only on a private placement basis exempt from the requirement that we and the selling stockholders prepare and file a prospectus with the securities regulatory authorities in each province where trades of shares are made. Any resale of the shares in Canada must be made under applicable securities laws which will vary depending on the relevant jurisdiction, and which may require resales to be made under available statutory exemptions or under a discretionary exemption granted by the applicable Canadian securities regulatory authority. Purchasers are advised to seek legal advice prior to any resale of the shares.

Representations of Purchasers

By purchasing shares in Canada and accepting a purchase confirmation a purchaser is representing to us, the selling stockholders and the dealer from whom the purchase confirmation is received that:

•	the purchaser is entitled under applicable provincial securities laws to purchase the shares without the benefit of a prospectus qualified under those securities laws,

•	where required by law, that the purchaser is purchasing as principal and not as agent,

•	the purchaser has reviewed the text above under Resale Restrictions, and

•	the purchaser acknowledges and consents to the provision of specified information concerning its purchase of the shares to the regulatory authority that by law is entitled to collect the information.

Further details concerning the legal authority for this information are available on request.

Rights of Action – Ontario Purchasers Only

Under Ontario securities legislation, certain purchasers who purchase a security offered by this prospectus during the period of distribution will have a statutory right of action for damages, or while still the owner of the shares, for rescission against us and the selling stockholders in the event that this prospectus contains a misrepresentation without regard to whether the purchaser relied on the misrepresentation. The right of action for damages is exercisable not later than the earlier of 180 days from the date the purchaser first had knowledge of the facts giving rise to the cause of action and three years from the date on which payment is made for the shares. The right of action for rescission is exercisable not later than 180 days from the date on which payment is made for the shares. If a purchaser elects to exercise the right of action for rescission, the purchaser will have no right of action for damages against us or the selling stockholders. In no case will the amount recoverable in any action exceed the price at which the shares were offered to the purchaser and if the purchaser is shown to have purchased the securities with knowledge of the misrepresentation, we and the selling stockholders, will have no liability. In the case of an action for damages, we and the selling stockholders, will not be liable for all or any portion of the damages that are proven to not represent the depreciation in value of the shares as a result of the misrepresentation relied upon. These rights are in addition to, and without derogation from, any other rights or remedies available at law to an Ontario purchaser. The foregoing is a summary of the rights available to an Ontario purchaser. Ontario purchasers should refer to the complete text of the relevant statutory provisions.

Enforcement of Legal Rights

All of our directors and officers as well as the experts named herein and the selling stockholders may be located outside of Canada and, as a result, it may not be possible for Canadian purchasers to effect service of process within Canada upon us or those persons. All or a substantial portion of our assets and the assets of those persons may be located outside of Canada and, as a result, it may not be possible to satisfy a judgment against us or those persons in Canada or to enforce a judgment obtained in Canadian courts against us or those persons outside of Canada.

Taxation and Eligibility for Investment

Canadian purchasers of shares should consult their own legal and tax advisors with respect to the tax consequences of an investment in the shares in their particular circumstances and about the eligibility of the shares for investment by the purchaser under relevant Canadian legislation.

LEGAL MATTERS

Certain legal matters with respect to the common stock offered hereby will be passed upon for us and the selling stockholders by Bingham McCutchen LLP, New York, New York. Certain legal matters with respect to this offering will be passed upon for the underwriters by Shearman & Sterling LLP, New York, New York. Certain partners and employees of Bingham McCutchen LLP are limited partners in partnerships that are limited partners of the Freeman Spogli investment funds that own equity interests of us.

EXPERTS

The consolidated financial statements of Gregg Appliances, Inc. and subsidiaries as of March 31, 2006 and 2005, and for each of the years in the three-year period ended March 31, 2006, have been included herein in reliance upon the report of KPMG LLP, an independent registered public accounting firm, appearing elsewhere herein, and upon the authority of said firm as experts in accounting and auditing.

WHERE YOU CAN FIND MORE INFORMATION

We have filed with the SEC a registration statement on Form S-1 under the Securities Act with respect to our common stock. This prospectus does not contain all of the information set forth in the registration statement and the exhibits and schedules to the registration statement. For further information with respect to us and our common stock, we refer you to the registration statement and the exhibits and schedules filed as a part of the registration statement. Each statement in this prospectus relating to a contract or document filed as an exhibit is qualified in all respects by the filed exhibit.

You may read and copy any document we have filed or may in the future file at the SEC’s public reference facility in Room 1580, 100 F Street, N.E., Washington, D.C. 20549. Please call the SEC at 1-800-SEC-0330 for further information on the public reference room. The SEC maintains a web site that contains reports, proxy and information statements and other information regarding registrants that file electronically with the SEC at http://www.sec.gov.

INDEX TO FINANCIAL STATEMENTS AND SCHEDULES

GREGG APPLIANCES, INC.

Report of Independent Registered Public Accounting Firm

The Board of Directors and Stockholders

Gregg Appliances, Inc.:

We have audited the accompanying consolidated balance sheets of Gregg Appliances, Inc. and subsidiaries as of March 31, 2006 and 2005, and the related consolidated statements of income, stockholders’ equity (deficit), and cash flows for each of the years in the three-year period ended March 31, 2006. These consolidated financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Gregg Appliances, Inc. and subsidiaries as of March 31, 2006 and 2005, and the results of their operations and their cash flows for each of the years in the three-year period ended March 31, 2006, in conformity with generally accepted accounting principles in the United States.

/s/ KPMG LLP

Indianapolis, Indiana

June 16, 2006, except as to Note 6,

which is as of April 16, 2007

GREGG APPLIANCES, INC. AND SUBSIDIARIES

Consolidated Statements of Income

Years Ended March 31, 2006, 2005 and 2004

	2006	2005	2004
	(In thousands, except per share data)
Net sales	$900,424	$803,199	$753,156
Cost of goods sold	616,512	548,105	513,408

Gross profit	283,912	255,094	239,748
Selling, general and administrative expenses	209,484	184,224	175,034
Net advertising expense	41,660	35,678	33,243
Stock-based compensation	—	9,277	2,390
Gain on transfer of extended maintenance obligations	(27,850)	—	—
Restructuring and asset impairment charges	1,009	—	—

Income from operations	59,609	25,915	29,081

Other expense (income):
Interest expense	19,000	3,866	1,052
Interest income	(231)	(977)	(278)
Gain related to early extinguishment of debt	(39)	—	—
Recapitalization transaction costs	—	4,745	—
Minority interest	—	3,813	99

Total other expense	18,730	11,447	873

Income before income taxes	40,879	14,468	28,208
Income tax expense (benefit)	18,664	(14,780)	—

Net income	$22,215	$29,248	$28,208

Basic net income per share	$1.57	$1.02	$0.91
Diluted net income per share	$1.57	$1.02	$0.91
Weighted average shares outstanding—Basic	14,153,666	28,790,285	30,905,294
Weighted average shares outstanding—Diluted	14,153,666	28,806,645	30,905,324

See accompanying notes to consolidated financial statements.

GREGG APPLIANCES, INC. AND SUBSIDIARIES

C onsolidated Balance Sheets

March 31, 2006 and 2005

	2006	2005
	(In thousands, except share data)
Assets
Current assets:
Cash and cash equivalents	$2,301	$8,642
Accounts receivable—trade	7,024	5,907
Accounts receivable—other	8,862	8,892
Merchandise inventories	98,807	76,817
Deferred commissions	—	3,670
Land held for sale	—	1,359
Prepaid expenses and other current assets	4,572	3,431
Deferred income taxes	1,560	6,999

Total current assets	123,126	115,717

Net property and equipment	50,986	43,826
Deferred commissions	—	6,265
Deposits	2,862	7,858
Cash surrender value of life insurance	—	1,096
Deferred financing costs, net	9,821	10,997
Deferred income taxes	96,522	106,724
Other	447	621

	160,638	177,387

Total assets	$283,764	$293,104

Liabilities and Stockholders’ Equity (Deficit)
Current liabilities:
Accounts payable—third party	$3,319	$—
Accounts payable—vendors	52,011	28,651
Customer deposits	14,912	12,562
Accrued liabilities	31,920	32,980
Deferred revenue on extended maintenance agreements	—	22,844

Total current liabilities	102,162	97,037

Long-term liabilities:
Long-term debt	178,242	182,285
Deferred revenue on extended maintenance agreements	120	38,805
Other long-term liabilities	8,394	7,824

Total long-term liabilities	186,756	228,914

Total liabilities	288,918	325,951

Stockholders’ equity (deficit):
Preferred stock, no par value; 10,000,000 shares authorized; no shares issued and outstanding as of March 31, 2006 and 2005	—	—
Common stock, no par value; 52,500,000 shares authorized; 14,254,800 and 13,970,000 shares issued and outstanding as of March 31, 2006 and 2005, respectively	113,809	111,054
Accumulated deficit	(118,744)	(143,901)

	(4,935)	(32,847)
Note receivable for common stock	(219)	—

Total stockholders’ deficit	(5,154)	(32,847)

Total liabilities and stockholders’ equity (deficit)	$283,764	$293,104

See accompanying notes to consolidated financial statements.

GREGG APPLIANCES, INC. AND SUBSIDIARIES

Consolidated Statements of Stockholders’ Equity (Deficit)

Years Ended March 31, 2006, 2005 and 2004

	Preferred Stock Amount	Common Stock Amount	Retained Earnings (Accumulated Deficit)	Receivable for Common Stock	Total Stockholders’ Equity
Balance at March 31, 2003	$—	$75	$26,727	$—	$26,802
1,503,000 shares of common stock issued to an executive employee	—	8,500	—	(8,500)	—
Stock compensation expense	—	1,252	—	—	1,252
Net income	—	—	28,208	—	28,208
Distributions to stockholders	—	—	(30,674)	—	(30,674)

Balance at March 31, 2004	$—	$9,827	$24,261	$(8,500)	$25,588
Payments received on receivable for common stock	—	—	—	8,500	8,500
Stock compensation expense	—	3,748	—	—	3,748
Issuance of common stock as part of the recapitalization	—	111,214	—	—	111,214
Transaction costs for stock issuance	—	(2,825)	—	—	(2,825)
Issuance of common stock	—	700	—	—	700
Income tax benefit due to recapitalization	—	—	98,942	—	98,942
Net income	—	—	29,248	—	29,248
Distributions to stockholders	—	(11,610)	(296,352)	—	(307,962)

Balance at March 31, 2005	$—	$111,054	$(143,901)	$—	$(32,847)
Net issuance of common stock	—	2,792	—	(238)	2,554
Adjustment of income tax benefit from recapitalization	—	—	2,947	—	2,947
Common stock repurchase	—	(37)	(5)	19	(23)
Net income	—	—	22,215	—	22,215

Balance at March 31, 2006	$—	$113,809	$(118,744)	$(219)	$(5,154)

See accompanying notes to consolidated financial statements.

GREGG APPLIANCES, INC. AND SUBSIDIARIES

Consolidated Statements of Cash Flows

Years Ended March 31, 2006, 2005 and 2004

	2006	2005	2004
	(In thousands)
Cash flows from operating activities:
Net income	$22,215	$29,248	$28,208
Adjustments to reconcile net income to net cash provided by operating activities:
Depreciation and amortization	10,459	8,635	9,371
Amortization of deferred financing costs	1,594	259	—
Accretion of original issue discount	458	42	—
Stock-based compensation	—	9,277	2,390
(Gain) loss on sales of property and equipment	165	(3,043)	128
Gain on early extinguishment of debt	(39)	—	—
Deferred income taxes	18,588	(14,780)	—
Restructuring and asset impairment charges	1,009	—	—
Gain on transfer of extended maintenance obligations	(27,850)	—	—
Payments for transfer of extended maintenance obligations	(21,467)	—	—
Minority interest	—	3,813	99
Changes in operating assets and liabilities:
Accounts receivable—trade	(1,117)	(652)	(2,675)
Accounts receivable—other	103	(2,421)	911
Merchandise inventories	(21,990)	(2,784)	3,499
Prepaid expenses and other assets	(967)	(219)	(513)
Deferred commissions	472	(1,039)	(1,010)
Deposits	4,996	1,494	(1,388)
Accounts payable—third parties	3,319	(3,994)	(6,896)
Accounts payable—vendors	11,976	3,962	(9,172)
Deferred revenue on extended maintenance agreements	(2,749)	5,781	6,157
Customer deposits	2,350	2,724	1,733
Other accrued liabilities	(2,619)	727	1,930
Other long-term liabilities	570	1,301	1,398

Net cash (used in) provided by operating activities	(524)	38,331	34,170

Cash flows from investing activities:
Purchases of property and equipment	(19,046)	(15,212)	(15,546)
Payments on notes receivable—related parties	—	25,051	3,170
Advances on notes receivable—related parties	—	(16,551)	(36)
Proceeds on sale (purchase) of land held for sale	1,359	(963)	—
(Increase) decrease in cash surrender value of life insurance	1,096	(196)	(199)
Deconsolidation of cash of variable interest entities	—	(585)	—
Proceeds from sales of property and equipment	448	11,011	145

Net cash (used in) provided by investing activities	(16,143)	2,555	(12,466)

Cash flows from financing activities:
Net increase in book overdrafts	11,384	—	—
Repayments of mortgage notes payable	—	(7,141)	(338)
Proceeds from long-term debt	—	182,243	—
Payment related to early extinguishment of debt	(2,844)	—	—
Proceeds from notes payable—related parties	—	23,336	41,074
Payments on notes payable—related parties	—	(31,707)	(40,579)
Payment of financing costs	(645)	(11,256)	—
Proceeds from issuance of common stock	2,548	111,914	—
Payments for repurchase of common stock	(23)	—	—
Transaction costs for stock issuance	(94)	(2,825)	—
Distributions to stockholders	—	(300,646)	(30,674)
Minority interest	—	(4,810)	5,856

Net cash provided by (used in) financing activities	10,326	(40,892)	(24,661)

Net decrease in cash and cash equivalents	(6,341)	(6)	(2,957)
Cash and cash equivalents
Beginning of year	8,642	8,648	11,605

End of year	$2,301	$8,642	$8,648

Supplemental disclosure of cash flow information:
Issuance of common stock for note receivable from an executive employee	$—	$—	$8,500
Distribution payable for S Corp deposit	—	7,318	—
Note receivable for issuance of common stock from GIC	219	—	—
Interest paid	16,991	988	1,058
Income taxes paid	35	—	—

See accompanying notes to consolidated financial statements.

GREGG APPLIANCES, INC. AND SUBSIDIARIES

Notes to Consolidated Financial Statements

(1)	Summary of Significant Accounting Policies

Description of Business

Gregg Appliances, Inc. (the Company) is a specialty retailer of consumer electronics, home appliances and related services operating under the names hhgregg® and Fine Lines®. As of March 31, 2006, the Company had 67 stores located in Alabama, Georgia, Indiana, Kentucky, North Carolina, Ohio, South Carolina and Tennessee. The Company operates in one reportable segment.

Sales for the years ended March 31, 2006, 2005, and 2004 can be categorized as follows:

	2006	2005	2004
Video products	47%	47%	45%
Home appliances	38	37	38
Other products and services	15	16	17

	100%	100%	100%

The Company purchases a significant portion of its merchandise from two vendors. For the year ended March 31, 2006, two vendors accounted for 15.0% and 10.2%, respectively, of merchandise purchases. For the year ended March 31, 2005, two vendors accounted for 15.2% and 9.9%, respectively, of merchandise purchases. For the year ended March 31, 2004, two vendors accounted for 14.1% and 12.6%, respectively, of merchandise purchases.

(a) Recapitalization

On October 19, 2004, the Company entered into an Agreement and Plan of Merger, as amended, with Gregg Investment Corporation, LLC (GIC) to consummate a recapitalization of the Company. Under the terms of the Agreement and Plan of Merger, GIC, an entity formed by an affiliate of Freeman Spogli & Co. LLC, merged with and into Gregg Appliances, Inc. and Gregg Appliances, Inc. survived the merger. The recapitalization was effected on February 3, 2005.

Pursuant to the Agreement and Plan of Merger, GIC contributed cash of $111.2 million in equity capital to the Company and the equity holders received consideration of approximately $286.4 million. As part of the consideration, the Company issued $25.0 million principal amount of 6% junior subordinated notes with a fair value of $17.2 million to certain stockholders. The junior subordinated notes will mature on February 3, 2015 and are subordinate to all of the Company’s existing and future senior and subordinated debt. Three of the management stockholders retained a portion of the Company’s common stock held by them before the recapitalization with an aggregate value of $27.8 million, based on the valuation of the Company determined in connection with the recapitalization, and they did not receive consideration in the recapitalization with respect to the stock they retained. Following the recapitalization, GIC owns 80.01% of the Company’s common stock and the three management stockholders collectively own 19.99% of the Company’s common stock. GIC and the former stockholders made an election under Section 338(h)(10) of the Internal Revenue Code of 1986, as amended, to treat the recapitalization as an asset purchase for tax purposes. In accordance with Emerging Issues Task Force (EITF) 94-10, Accounting by a Company for the Income Tax Effects of Transactions among or with Its Shareholders under FASB Statement No. 109, the tax benefit of this election was recorded as an equity transaction. For all periods prior to the recapitalization the Company operated as an S corporation for federal and state income tax purposes. However, following the recapitalization the Company no longer qualified as an S corporation and became subject to U.S. Federal and certain state and local income taxes applicable to C corporations. The transaction was accounted for as a leveraged recapitalization with no change in the book basis of assets and liabilities.

(b) Principles of Consolidation

The consolidated financial statements include the accounts of Gregg Appliances, Inc. and its wholly-owned subsidiary, HHG Distributing, LLC (HHG). HHG is inactive and its assets consist of a 5% ownership interest in a distributing company, totaling $0.1 million which is accounted for on the cost method.

As discussed in note 10, the consolidated financial statements for the period prior to the recapitalization date of February 3, 2005 and for the year ended March 31, 2004, also include the financial statements of certain special-purpose entities owned by related parties through the date of the recapitalization. The special-purpose entities all had fiscal years ended December 31. The Company believes that use of the different fiscal period for these entities has not had a material impact on the Company’s results of operations. All significant intercompany balances and transactions have been eliminated in consolidation. Effective as of the recapitalization, Gregg Appliances, Inc, is no longer required to consolidate the special-purpose entities as an implicit guarantee no longer exists due to changes in majority ownership and corporate governance.

(c) Estimates

Management uses estimates and assumptions in preparing financial statements in conformity with accounting principles generally accepted in the United States. Those estimates and assumptions affect the reported amounts of assets and liabilities, the disclosure of contingent assets and liabilities, and the reported revenues and expenses. Actual results could differ from those estimates and assumptions.

(d) Cash and Cash Equivalents

Cash and cash equivalents may include money market deposits and other financial instruments with original maturities of three months or less.

(e) Accounts Receivable

Accounts receivable are recorded at the invoiced amount and are subject to finance charges. Accounts receivable-other consists mainly of amounts due from vendors for advertising and volume rebates. The allowance for doubtful accounts is the Company’s best estimate of the amount of probable credit losses in the Company’s existing accounts receivable. The Company reviews its allowance for doubtful accounts monthly. Past due balances over 90 days and over a specified amount are reviewed individually for collectibility. Account balances are charged off against the allowance after all means of collection have been exhausted and the potential for recovery is considered remote. The Company does not have any off-balance sheet credit exposure related to its customers. The Company has determined an allowance of $0.7 million and $0.1 million is necessary at March 31, 2006 and 2005, respectively, based on historical write-off experience and specific customer data. The Company recorded provisions for bad debt, net of recoveries, of $1.4 million, $0.6 million and $0.3 million for the years ended March 31, 2006, 2005, and 2004, respectively. The allowance at March 31, 2006 includes $0.3 million for product service and repair receivables which the Company determined was necessary based on our restructuring efforts to outsource our product service and repair as discussed in note 14. Additionally, the recorded allowance for bad debt, net of recoveries, for the year ended March 31, 2006 includes $0.6 million related to product service and repair receivables.

(f) Merchandise Inventories

Merchandise inventories are stated at the lower of average cost or net realizable value.

(g) Land Held for Sale

From 2003 to 2005, the Company purchased land, which was sold in December 2005. As discussed in note 8, the land was sold to the Chairman and Chief Executive Officer of the Company, along with certain members of his immediate family, at its estimated fair market value in exchange for cash. No gain or loss was recognized on the sale of the land as the purchase price of $1.4 million was equal to the book value on the date of sale.

(h) Property and Equipment

Property and equipment are recorded at cost and are being depreciated over their expected useful lives on a straight-line basis. Leasehold improvements are depreciated over the shorter of the lease term or expected useful life. Repairs and maintenance costs are charged directly to expense as incurred.

Property and equipment consisted of the following at March 31 (in thousands):

	2006	2005
Buildings	$2,725	$—
Machinery and equipment	7,097	7,903
Office furniture and equipment	37,897	31,719
Vehicles	6,178	7,790
Signs	3,562	2,824
Leasehold improvements	31,964	26,502
Construction in progress	2,945	3,062

	92,368	79,800
Less accumulated depreciation and amortization	(41,382)	(35,974)

Net property and equipment	$50,986	$43,826

Estimated useful lives by major asset category are as follows:

Asset	Life (in years)
Buildings	40
Machinery and equipment	5–7
Office furniture and equipment	3–7
Vehicles	5
Signs	7
Leasehold improvements	5–20

(i) Impairment of Long-Lived Assets

The Company accounts for the impairment or disposal of long-lived assets in accordance with Statement of Financial Accounting Standards (SFAS) No. 144, Accounting for the Impairment or Disposal of Long-Lived Assets, which requires long-lived assets, such as property and equipment, to be evaluated for impairment whenever events or changes in circumstances indicate the carrying value of an asset may not be recoverable. An impairment loss is recognized when estimated undiscounted cash flows expected to result from the use of the asset plus net proceeds expected from disposition of the asset (if any) are less than the carrying value of the asset. When an impairment loss is recognized, the carrying amount of the asset is reduced to its estimated fair value. The Company has determined that no impairment loss was required to be recognized during the years ended March 31, 2005 or 2004. As discussed in note 14, for the year ended March 31, 2006, the Company recorded asset impairment charges of $0.8 million in connection with our restructuring efforts related to the outsourcing of our product service and repair. The Company determined that no additional impairment loss was required to be recognized during the year ended March 31, 2006.

(j) Deferred Financing Costs

Costs incurred related to debt financing are capitalized and amortized over the life of the related debt as a component of interest expense. For the years ended March 31, 2006 and 2005, the Company capitalized $0.6 million and $11.3 million of financing related costs and recognized related amortization expense of $1.6 million and $0.3 million, respectively. As discussed in note 4, $0.2 million of deferred financing costs were written off in fiscal 2006 in connection with the Company’s early extinguishment of debt related to the 9% senior notes.

(k) Revenue Recognition

The Company recognizes revenue from the sale of merchandise at the time the customer takes possession of the merchandise. The Company honors returns from customers within ten days from the date of sale and provides allowances for estimated returns based on historical experience. The Company recorded an allowance for sales returns of $0.1 million at March 31, 2006 and 2005. The Company recognizes service revenue at the time the service is completed, the price is fixed or determinable, and collectibility is reasonably assured. Proceeds from the sales of gift cards are deferred until redeemed by the customer. Amounts billed to customers for delivery of merchandise are included in revenue.

The Company sells extended service plans (ESPs) on appliance and electronic merchandise for periods ranging up to ten years. Funds received for ESPs in which the Company is the primary obligor are deferred and the incremental direct costs of selling the ESP, including commissions, are capitalized and amortized on a straight-line basis over the term of the service agreement. Costs of services performed pursuant to the ESP are expensed as incurred. For ESPs sold by the Company on behalf of a third party, the net commission revenue is recognized at the time of sale. The Company is not the primary obligor on ESPs sold on behalf of third parties. As discussed in note 15, in October 2005, an unrelated party assumed the Company’s remaining product service obligations for its previously sold ESPs, with the exception of certain small electronics ESPs sold by the Company.

The information below provides the changes in the Company’s deferred revenue on extended service agreements (in thousands):

	Year ended March 31
	2006	2005	2004
Deferred revenue on extended service agreements:
Balance at beginning of year	$61,649	$55,868	$49,711
Revenue deferred on new agreements	21,071	44,269	41,458
Revenue recognized	(23,700)	(38,488)	(35,301)
Transfer of extended service agreements, see note 15	(58,900)	—	—

Balance at end of year	$120	$61,649	$55,868

(l) Cost of Goods Sold

Cost of goods sold includes the total cost of products sold, vendor allowances, handling charges, in-bound freight expenses, and physical inventory losses. Delivery charges of $21.0 million, $19.3 million, and $19.3 million for the years ended March 31, 2006, 2005, and 2004, respectively, were included in selling, general, and administrative expenses.

(m) Vendor Allowances

The Company receives allowances from vendors as a result of purchasing and promoting their products. Vendor allowances provided as a reimbursement of specific, incremental and identifiable costs incurred to promote a vendor’s products are recorded as a reduction to the related expense when the cost is incurred. For all other vendor programs, including vendor allowances received in excess of the cost to promote a vendor’s product, or vendor allowances directly related to the purchase of a vendor’s product, allowances are recorded as a reduction to the related inventory, and therefore recognized in cost of goods sold when the product is sold.

(n) Advertising Costs

Advertising costs are expensed as incurred. These amounts have been reduced by payments received from vendors under cooperative advertising which totaled $16.5 million, $15.6 million, and $15.4 million for the years ended March 31, 2006, 2005, and 2004, respectively.

(o) Store Opening Costs

Store opening costs, other than capital expenditures, are expensed as incurred.

(p) Income Taxes

Prior to February 3, 2005, Gregg Appliances, Inc. was organized as an S corporation. Accordingly, the allocable share of taxable income or loss was includable in the tax returns of the stockholders and income taxes were not reflected in the Company’s consolidated financial statements. Following the recapitalization, the Company no longer qualified as an S corporation and became subject to U.S. federal and certain state and local income taxes applicable to C corporations.

Subsequent to the recapitalization and change to C corporation status, the Company began recognizing deferred tax assets and liabilities for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases and operating loss and tax credit carryforwards. Following the recapitalization, GIC and the former stockholders of the Company made an election under Section 338(h)(10) of the Internal Revenue Code of 1986, as amended, to treat the recapitalization as an asset purchase for tax purposes. In accordance with Emerging Issues Task Force (EITF) 94-10, Accounting by a Company for the Income Tax Effects of Transactions among or with Its Shareholders under FASB Statement No. 109, the tax benefit of this election was recorded as an equity transaction.

During the year ended March 31, 2006, the deferred tax asset related to goodwill for tax purposes was finalized and an additional $2.9 million was recorded as an equity transaction. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in income in the period that includes the enactment date. During the year ended March 31, 2006, tax law changes were enacted to change the tax rates of certain states in which the Company operates. These changes have been recognized in income tax expense during the year ended March 31, 2006 and are included within the income tax rate reconciliation in note 5.

(q) Common Stock, Stock Options, and Stock Appreciation Rights

The Company applies the intrinsic-value-based method of accounting prescribed by Accounting Principles Board (APB) Opinion No. 25, Accounting for Stock Issued to Employees, and related interpretations including FASB Interpretation No. 44, Accounting for Certain Transactions involving Stock Compensation, an interpretation of APB Opinion No. 25, to account for its stock options and stock appreciation rights. FASB Statement No. 123, Accounting for Stock-Based Compensation, and FASB Statement No. 148, Accounting for Stock-Based Compensation—Transition and Disclosure, an amendment of FASB Statement No. 123, established accounting and disclosure requirements using a fair-value-based method of accounting for stock-based employee compensation plans. As permitted by existing accounting standards, the Company has elected to continue to apply the intrinsic-value-based method of accounting described above, and has adopted only the disclosure requirements of FASB Statement No. 123, as amended. The following table illustrates the effect on net income if the fair-value-based method had been applied to all outstanding awards for the years ended March 31, 2006, 2005, and 2004 (in thousands).

	2006	2005	2004
Net income, as reported	$22,215	$29,248	$28,208
Add stock-based employee compensation expense included in reported net income	—	9,277	2,390
Deduct total stock-based employee compensation expense determined under fair-value-based method for all awards, net of tax	(222)	(5,530)	(1,138)

Pro forma net income	$21,993	$32,995	$29,460

(r) Accrued Straight-Line Rent

Most of the Company’s leases include fixed-dollar rental commitments, with many containing rent escalations based on a fixed amount. In accordance with SFAS No. 13, Accounting for Leases, as amended by SFAS No. 29, Determining Contingent Rentals, and FASB Technical Bulletin 85-3, Accounting for Operating Leases with Scheduled Rent Increases, the Company recognizes rental expense for minimum lease payments from operating leases on a straight-line basis over the lease term, including any additional cancelable option periods where failure to exercise such options would have resulted in an economic penalty. The rental expense commences at the start of the build-out period, during which time the Company typically does not make rent payments, and is recognized over the lease term. Allowances received for leasehold improvements are included as accrued straight-line rent. Accrued straight-line rent is included in other long-term liabilities on the balance sheets and was $5.9 million and $6.1 million at March 31, 2006 and 2005, respectively.

(s) Variable Interest Entities

In December 2003, the FASB issued FASB Interpretation No. 46R, Consolidation of Variable Interest Entities (FIN 46R), which addresses how a business enterprise should evaluate whether it has a controlling financial interest in an entity through means other than voting rights and accordingly should consolidate the entity. FIN 46R replaces FASB Interpretation No. 46, Consolidation of Variable Interest Entities, which was issued in January 2003. The Company was required to apply FIN 46R as of March 31, 2004. Under FIN 46R, the Company had to consolidate certain special-purpose leasing entities because they were owned by related parties. Prior to the effective date of FIN 46R, the Company was required to consolidate these entities based on guidance in EITF Issue No. 90-15, Impact of Nonsubstantive Lessors, Residual Value Guarantees, and Other Provisions in Leasing Transactions, and EITF Topic No. D-14, Transactions involving Special-Purpose Entities. Effective as of the recapitalization date, the Company is no longer required to consolidate these entities due to changes in the Company’s majority ownership and corporate governance.

(t) Reclassifications

Certain amounts in the 2005 and 2004 financial statements have been reclassified to conform with the 2006 presentation.

(u) Recently Issued Accounting Pronouncements

In December 2004, the FASB issued SFAS No. 123R, “Share-Based Payment”, which establishes standards for transactions in which an entity exchanges its equity instruments for goods or services. This standard requires all entities to measure the cost of employee services received in exchange for an award of equity instruments based on the grant-date fair value of the award. This eliminates the exception to account for such awards using the intrinsic value-based method previously allowable under APB Opinion No. 25, “Accounting for Stock Issued to Employees”. SFAS 123R allows implementation using a modified version of prospective application, under which compensation expense for the unvested portion of previously granted awards and all new awards will be recognized on or after the date of adoption. SFAS No. 123R is effective for annual reporting periods beginning on or after June 15, 2005. We adopted SFAS No. 123R effective April 1, 2006 using the prospective method and the adoption did not have a material impact on our consolidated financial statements.

In May 2005, the FASB issued FASB Statement No. 154, Accounting Changes and Error Corrections. SFAS No. 154 requires retrospective application for voluntary changes in accounting principle unless impractical to do so. Retrospective application refers to the application of a different accounting principle to previously issued financial statements as if that principle had always been used. This Statement is effective for the Company’s fiscal year beginning April 1, 2006. The impact of SFAS 154 will depend on the accounting change, if any, in a future period.

(v) Comprehensive Income

SFAS No. 130, “Reporting Comprehensive Income,” establishes standards for the reporting and presentation of comprehensive income and its components. As of years ended March 31, 2006 and 2005, the Company has no items that represent other comprehensive income and, therefore, has not included a schedule of comprehensive income in the financial statements.

(2)	Inventories

Inventories consisted of the following at March 31 (in thousands):

	2006	2005
Appliances	$32,867	$25,934
Electronics	65,940	49,271
Service parts	—	1,612

	$98,807	$76,817

(3)	Accounts Payable–Third Party

The Company has an inventory purchasing arrangement with a financial institution, which provides for advances up to $8 million, except for the period from October 1 through January 1, when it increases to $10 million. Inventory purchases under this arrangement are collateralized by a security interest in the specific merchandise inventories. The Company does not pay interest on amounts outstanding unless such amounts become past due. The financial institution negotiates terms directly with the vendors and the agreement has provisions that entitle the financial institution to a portion of the discounts provided by the vendor. Amounts outstanding under the purchasing arrangement were $3.3 million and $0 at March 31, 2006 and 2005, respectively.

(4)	Debt

A summary of long-term debt at March 31 is as follows (in thousands):

	2006	2005
9.0% Senior notes, interest due in arrears on a semi-annual basis on February 1 and August 1 through February 3, 2013	$160,500	$165,000
6.0% Junior subordinated notes, interest due on a semi-annual basis on February 1 and August 1 though February 1, 2015, net of discount of $7,258 and $7,715 at March 31, 2006 and 2005, respectively	17,742	17,285

Total debt	178,242	182,285
Less current maturities of long-term debt	—	—

Total long-term debt	$178,242	$182,285

Scheduled maturities of long-term debt at March 31, 2006 are as follows:

2013	$160,500
2015	25,000

$185,500

In connection with its recapitalization on February 3, 2005, the Company issued $165 million in unsecured 9% senior notes. Interest on the notes is payable in arrears twice a year on February 1 and August 1. The notes will mature on February 3, 2013. On September 1, 2005, the interest on the senior notes increased to 9.25% per annum pursuant to section 4 of the Registration Rights Agreement dated February 3, 2005 between the Company and the initial purchasers of the notes. The interest rate increase remained in effect until the Registration Statement covering the exchange offer with respect to the notes was declared effective by the Securities and Exchange Commission (the SEC) and the exchange offer was consummated. On November 4, 2005, the exchange offer was consummated and the interest rate consequently decreased to 9.0% per annum.

During the fourth quarter of fiscal 2006, the Company purchased $4.5 million of its 9% senior notes at a weighted-average price of 94.08% of face value. For the year ended March 31, 2006, the Company recorded a gain related to the early extinguishment of debt of approximately $39,000 representing the difference between the purchase price and the carrying value of the 9% senior notes, net of related capitalized debt issuance costs.

On February 3, 2005 the Company also issued to certain of its stockholders, $25 million in unsecured 6% junior subordinated notes with a fair value of $17.2 million at the time of issue, based on an effective interest rate of 11%. These notes are subordinated to the unsecured senior notes and any payment of principal thereof directly or indirectly is deferred until the payment in full of all of the senior debt. Unless there is a default or an event of default under any senior debt, interest on the junior subordinated debt is payable in arrears on February 1 and August 1. The junior notes will mature on February 1, 2015. The original discount on the notes will be accreted to interest expense through the maturity date. Accretion of the discount was approximately $0.5 million and $0.1 million during the years ended March 31, 2006 and 2005, respectively, and is included in interest expense in the accompanying consolidated financial statements.

The Company has a revolving credit agreement with a bank group for up to $75 million. The facility includes a $25 million sub-limit for letters of credit. Borrowings under the revolving credit agreement are subject to a borrowing base calculation based on specified percentages of eligible accounts receivable and inventories. Interest on borrowings is payable monthly at a fluctuating rate based on the bank’s prime rate or LIBOR plus an applicable margin. The Company pays an annual commitment fee of 3/8% on the unused portion of the facility.

The interest rate based on the bank’s prime rate as of March 31, 2006 was 7.75%. As of March 31, 2006, under the revolving credit facility, the Company had no cash borrowings outstanding and $5.9 million of letters of credit outstanding which expire through November 1, 2006. As of March 31, 2006, the total borrowing availability under the revolving credit facility was $39.7 million.

The unsecured senior notes and the revolving credit facility are guaranteed by the Company’s wholly-owned subsidiary, HHG, which has substantially no assets or operations. The guarantee is full and unconditional and the Company has no other subsidiaries. In addition, there are no restrictions on HHG’s ability to pay dividends under the arrangement.

The debt agreements contain restrictions on mergers, incurring additional debt or liens, making investments, selling assets or making equity repurchases, debt prepayments and transactions with affiliates. The revolving credit agreement also contains a financial covenant requiring maintenance of a minimum fixed charge coverage ratio. The debt agreements also restrict payment of dividends unless the Company achieves a specific fixed charge coverage ratio as defined in the debt agreements. Any such dividends are limited to the lesser of 50% of consolidated net income and 100% of equity contributions since the date of the recapitalization. The Company was in compliance with the restrictions and covenants at March 31, 2006.

(5)	Income Taxes

Income tax expense (benefit) for the years ended March 31 consisted of the following (in thousands):

	2006	2005
Current:
Federal	$—	$—
State	76	—

Total current	76	—

Deferred:
Federal	13,354	(12,543)
State	5,234	(2,237)

Total deferred	18,588	(14,780)

Total	$18,664	$(14,780)

Deferred income taxes at March 31 consisted of the following:

	2006	2005
Deferred tax assets:
Goodwill for tax purposes	$92,329	$97,843
Deferred revenue	—	25,110
Accrued expenses	2,870	2,610
Inventories	375	375
Supplemental retirement plan	933	720
Other	313	59
NOL and credit carryforwards	6,970	1,446

Total deferred tax assets	103,790	128,163

Deferred tax liabilities:
Deferred commissions	—	6,068
Property and equipment	2,220	4,727
Discount on junior notes	2,903	3,142
Other	585	503

Total deferred tax liabilities	5,708	14,440

Net deferred tax assets	$98,082	$113,723

In assessing the realizability of deferred tax assets, the Company considers whether it is more likely than not that all or some portion of the deferred tax assets will not be realized. The ultimate realization of deferred tax assets is dependent upon the generation of future taxable income during the periods in which those temporary differences become deductible. The Company considers the scheduled reversal of deferred tax liabilities, projected future taxable income, and tax planning strategies in making this assessment. Based upon the level of historical taxable income and projections for future taxable income over the periods in which temporary differences are expected to reverse, the Company believes it is more likely than not that it will realize the benefits of these deductible differences.

At March 31, 2006, the Company has net operating loss carryforwards for federal income tax purposes of $15.9 million, which are available to offset future federal taxable income through 2026.

The expense (benefit) for income taxes differs from the amount of income tax determined by applying the U.S. federal income tax rate of 35% to income before income taxes and cumulative effect of accounting change due to the following (in thousands):

	2006	2005
Computed “expected” tax expense	$14,308	$5,064
State income tax expense, net of federal income tax benefit	2,141	—
Deferred tax assets at date of conversion to C corporation	—	(16,587)
Tax effect of income while an S corporation	—	(3,372)
State taxes after conversion to a C corporation	—	242
Changes in state income tax rates and apportionment	2,057	—
Other	158	(127)

	$18,664	$(14,780)

(6)	Net Income Per Share

Basic net income per share is calculated based on the weighted-average number of outstanding common shares in accordance with SFAS No. 128, Earnings Per Share. Diluted net income per share is calculated based on the weighted-average number of outstanding common shares plus the effect of dilutive potential common shares. When the Company reports net income, the calculation of diluted net income per share excludes shares underlying outstanding stock options with exercise prices that exceed the average market price of the Company’s common stock for the period, as the effect would be antidilutive. Potential common shares are composed of shares of common stock issuable upon the exercise of stock options (in thousands, except per share amounts).

	Year Ended Mar 31,
	2006	2005	2004
Net income, as reported (A)	$22,215	$29,248	$28,208
Weighted average outstanding shares of common stock (B)	14,153,666	28,790,285	30,905,294
Dilutive effect of employee stock options and stock appreciation rights	—	16,360	30

Common stock and common stock equivalents (C)	14,153,666	28,806,645	30,905,324

Net income per share:
Basic (A/B)	$1.57	$1.02	$0.91
Diluted (A/C)	$1.57	$1.02	$0.91

Antidilutive shares not included in the diluted per share calculation for 2006 were 1,853,000. There were no antidilutive shares in 2005 and 2004.

(7)	Stockholders’ Equity

Common Stock

During fiscal year 2004, the Company accepted an $8.5 million note receivable from one of its executives for the purchase of Company stock. The note bore interest at 5.08% per annum payable annually in arrears. Principal payments were due annually in the amount by which distributions exceeded the stockholder’s income tax liability, with the remaining outstanding principal and accrued interest due on September 30, 2014. The note and accrued interest were paid in full during fiscal year 2005. Interest income on the note receivable was $0.4 million for the year ended March 31, 2005. The common stock was subject to a buy-sell agreement. If the executive desired to sell all or a portion of his shares, he was required to offer them to the Company and, if the Company declined, to the other stockholders. If the other stockholders did not elect to purchase the shares, the Company was required to purchase the shares at fair value. The note was considered a nonrecourse note under

APB Opinion No. 25 and related interpretations. Accordingly, the stock purchase was treated as a variable award and stock compensation expense of $3.7 million and $1.3 million was recorded for the years ended March 31, 2005 and 2004, respectively, to reflect the increase in estimated fair value of the Company’s common stock.

During fiscal year 2006, the Company issued 288,550 shares of common stock to GIC at $10.00 per share in exchange for $2.6 million, notes receivable of $0.2 million, as well as the recognition of $0.1 million of compensation expense associated with a stock grant. The notes receivable was reduced to $0.2 million as of March 31, 2006 as the Company repurchased 3,750 shares of common stock for approximately $23,000 and cancellation of a note receivable of approximately $19,000. The remaining $0.2 million notes receivable balance as of March 31, 2006 has been classified as an offset to equity in the accompanying condensed consolidated balance sheet. The notes accrue interest at 6.0% per annum, payable in arrears commencing on May 31, 2006 and on each succeeding May 31 thereafter with respect to the interest accrued during the previous twelve-month period ending March 31 until the notes are paid in full. The principal balance of each note and all accrued and unpaid interest on such note is payable in full by each borrower on the seventh anniversary of the date of such note. The Company recognized interest income of approximately $9,000 for the year ended March 31, 2006 related to the notes receivable. The compensation expense associated with the stock grant was recorded within Selling, General and Administrative expense in the accompanying consolidated statement of income for the year ended March 31, 2006.

Stock Option Plan

Effective April 1, 2003, the Company adopted an Equity Incentive Plan that permitted the grant of stock options and stock appreciation rights for up to 5,711,400 (as adjusted for the February 2005 stock split) common shares of the Company. The options and rights were granted at no less than 100% of the fair market value of the common stock at the date of grant. The options and rights expired no later than 10 years from the anniversary of the grant date and vested over a specified number of years from the grant date as determined by the Company’s board of directors. Shares that were forfeited reverted and became available for future issuance. All awards granted under this plan that were outstanding and not exercisable would, unless otherwise provided for in the applicable individual award agreements, become immediately vested and exercisable as of the first date that a change in control of the Company had been deemed to occur, as defined in the plan.

During fiscal year 2004, the Company issued options for 1,503,000 shares of common stock at approximately $5.66 per share to an employee of the Company, which were immediately vested. The options remained outstanding at March 31, 2004.

During fiscal year 2004, 2,004,000 stock appreciation rights were issued to certain key executives of the Company at a fair value of approximately $5.66 per right. At March 31, 2004, 1,302,600 of the rights were fully vested. The remaining rights would vest and be exercisable by the participants on March 31, 2010.

The stock appreciation rights were variable awards under APB Opinion No. 25 and related interpretations. Accordingly, stock compensation expense of $5.5 million and $1.1 million was recorded for the years ended March 31, 2005 and 2004, respectively, to reflect the increase in fair value of the Company’s common stock prior to the recapitalization.

Effective with the recapitalization, all of the previously unvested stock options and appreciation rights became vested and were exercised. The fair value of options granted by the Company was estimated to be zero at the date of grant using a Black-Scholes option pricing model, without considering the expected volatility of the underlying stock, with the following weighted average assumptions:

Risk-free interest rate	4.0%
Dividend yield	10.0%
Expected life of the options (years)	10

On March 8, 2005, the Company’s board of directors approved the adoption of the Gregg Appliances, Inc. 2005 Stock Option Plan (Stock Option Plan). The Stock Option Plan provides for the grant of incentive stock options and nonqualified stock options to the Company’s officers, directors, consultants, and key employees. An aggregate of 2,500,000 shares of common stock is reserved for issuance under the Stock Option Plan. If an option expires, is terminated or canceled without having been exercised or repurchased by the Company, or common stock is used to exercise an option, the terminated portion of the option or the common stock used to exercise the option will become available for future grants under the Stock Option Plan unless the plan is terminated.

The board of directors will determine the exercise price of the options under the Stock Option Plan, but the exercise price must be at least equal to the fair market value of the Company’s common stock on the date of the grant. The term of an incentive stock option and a nonqualified stock option may not exceed seven years (the board of directors may extend the term of the options after the options have been granted), except that with respect to any participant who owns 10% of the voting power of all classes of the Company’s outstanding capital stock, the term must not exceed five years and the exercise price must equal at least 110% of the fair market value of the Company’s common stock on the date of the grant.

During fiscal 2006, the Company issued options for 1,869,000 shares of Common Stock under the Stock Option Plan to certain employees and directors of the Company. The options vest over a three year period and expire seven years from the date of the grant or at an earlier date. The per share weighted average fair value of stock options granted during fiscal 2006 was $0.91 on the date of grant using a Black-Scholes option pricing model, without considering the expected volatility of the underlying stock, with the following weighted average assumptions:

Risk-free interest rate	4.1%
Dividend yield	—
Expected life of the options (years)	5

Activity under the Equity Incentive Plan dated April 1, 2003 is summarized as follows:

Range of Exercise Prices	Number of Shares Outstanding	Weighted Average Exercise Price per Share
Outstanding at March 31, 2003	—	$—
Granted	1,053,000	5.66
Exercised	—	—
Canceled	—	—

Outstanding at March 31, 2004	1,053,000	$5.66
Granted	—	—
Exercised	(1,053,000)	(5.66)
Canceled	—	—

Outstanding at March 31, 2005	—	$—

Activity under the Gregg Appliances, Inc. 2005 Stock Option Plan is summarized as follows:

Range of Exercise Prices	Number of Shares Outstanding	Weighted Average Exercise Price per Share
Outstanding at March 31, 2005	—	$—
Granted	1,869,000	13.75
Exercised	—	—
Canceled	(16,000)	(13.75)

Outstanding at March 31, 2006	1,853,000	$13.75

The following table summarizes the Company’s outstanding stock options as of March 31, 2006:

Exercise Prices	Number of Shares Outstanding	Weighted Average Remaining Option Term (in years)	Weighted Average Exercise Price per Share
$10.00	926,500	6.34	$10.00
$15.00	463,250	6.34	15.00
$20.00	463,250	6.34	20.00

$10.00 to $20.00	1,853,000	6.34	$13.75

(8)	Leases

The Company leases certain retail stores, warehouse and office space, our corporate airplane and vehicles under operating leases. Noncancelable lease agreements expire at various dates through March 31, 2026, require various minimum annual rentals, and contain certain options for renewal. The majority of these agreements require payment of property taxes, normal maintenance, and insurance on the properties. Total rental expense was $22.9 million, $17.2 million, and $15.2 million for the years ended March 31, 2006, 2005, and 2004, respectively, of which $4.7 million, $3.4 million, and $3.4 million was with related parties. Contingent rentals based upon sales are applicable to certain of the store leases. Contingent rental payments expensed were approximately $0.2 million, $0.2 million, and $0.1 million for the years ended March 31, 2006, 2005, and 2004, respectively.

Future minimum required rental payments for noncancelable operating leases, with terms of one year or more, consist of the following as of March 31, 2006 (in thousands):

Rental Payments
Payable in fiscal year:
2007	$22,938
2008	21,616
2009	20,796
2010	18,451
2011	16,403
Thereafter	88,996

Total required payments	$189,200

(9)	Related Party Transactions

During fiscal year 2006, the Chairman and Chief Executive Officer of the Company, along with certain members of his immediate family, acquired a whole life insurance policy benefiting the Company. No gain or loss was recognized on the sale of the policy as the purchase price of $1.1 million was equal to the book value and cash surrender value on the date of sale.

During fiscal year 2006, the Chairman and Chief Executive Officer of the Company, along with certain members of his immediate family, acquired the Company’s land held for sale at its estimated fair market value in exchange for cash. No gain or loss was recognized on the sale of the land as the purchase price of $1.4 million was equal to the book value on the date of sale.

During fiscal year 2005, the Company entered into a $16.6 million note receivable with one of the Company’s stockholders, with interest at the prime rate. The note and accrued interest were paid in full during fiscal year 2005. Interest income on the note receivable was $0.6 million for the year ended March 31, 2005.

During fiscal year 2005, the Company made a payment of $4.0 million to Freeman Spogli & Co. V, L.P. This payment included $1.0 million for advisory services related to the recapitalization and $3.0 million for advisory services related to financing transactions. The Company also made a payment of $0.3 million to a board member for advisory services related to the recapitalization.

The Company had several debt agreements with various related parties totaling $8.2 million at March 31, 2004. The notes were due on demand and were paid off during fiscal year 2005. Interest was payable monthly at the prime rate (4.0% at March 31, 2004). The Company recorded interest expense of approximately $0.3 million and $0.4 million for the years ended March 31, 2005 and 2004, respectively, for related party notes payable.

During fiscal year 2002, the Company entered into a $6.2 million note receivable with one of its stockholders. The note bore interest at 4.77% per annum due annually in arrears. The note and accrued interest were paid in full during fiscal year 2004. Interest income on the note receivable was approximately $36,000 for the year ended March 31, 2004.

In addition, the Company has a consulting agreement with a member of the Chairman and Chief Executive Officer of the Company’s immediate family. Payments on the agreement were not material for the years ended March 31, 2005 and 2004. The agreement lasts through February 3, 2010.

The Company also has several leases with the Chairman and Chief Executive Officer of the Company and members of his immediate family for their headquarters and certain stores. The leases are “arm’s length,” such that the terms are no less favorable than the Company’s other leases. See note 7.

(10)	Lease Accounting Adjustment

In February, 2005, the Securities and Exchange Commission (SEC) issued a letter expressing its interpretations of certain lease accounting issues relating to the amortization of leasehold improvements, the recognition of rent expense when leases have rent holidays and allowances received by tenants for leasehold improvements. As a result of a review of its historical lease accounting practices, the Company found some deviations to these interpretations. As these items were not significant to results of operations in fiscal 2005 and 2004, the Company recorded a pre-tax, non-cash benefit in the fourth quarter of fiscal year 2005 of approximately $0.7 million ($0.4 million after taxes). In addition, net fixed assets were increased by approximately $4.7 million and other liabilities were increased by approximately $4.1 million at March 31, 2005.

(11)	Variable Interest Entities

Gregg Appliances, Inc. leases an airplane and several retail stores from special-purpose entities owned by related parties, including Throgmartin Leasing, LLC; WGT V, LLC; and DT Development South LLC. Gregg Appliances, Inc. does not guarantee the debt of any of these entities, nor provide guarantees of the residual value of the leased property. However, these entities were consolidated during fiscal 2005 and 2004 until the recapitalization because they involve single-lessee leasing arrangements owned by related parties, which were considered to include an implicit guarantee by the Company.

Effective as of the recapitalization, Gregg Appliances, Inc. is no longer required to consolidate these entities, as an implicit guarantee no longer exists due to changes in majority ownership and corporate governance. Accordingly, the assets and liabilities of those entities are not included in the March 31, 2006 and 2005 consolidated financial statements, respectively.

(12)	Fair Value of Financial Instruments

Statement of Financial Accounting Standards No. 107, Disclosures About Fair Value of Financial Instruments (SFAS 107), requires disclosure of the fair value of financial assets and liabilities for which it is practicable to estimate. Fair value is defined in SFAS 107 as the amount at which the instrument could be exchanged in a current transaction between willing parties, other than in a forced or liquidation sale. The carrying amounts of cash and cash equivalents, accounts receivable—trade, accounts receivable—other, accounts payable—third party, accounts payable—vendors, and customer deposits approximate fair value because of the short maturity of these instruments. The fair value of the Company’s 9% Senior notes and 6% Junior subordinated notes at March 31, 2006 and 2005, based on quoted market values, have aggregate fair values of $148.9 million and $159.2 million, and $16.8 million and $16.8 million, respectively.

(13)	Employee Benefit Plans

The Company sponsors a 401(k) retirement savings plan covering all employees who have attained the age of 21 and have worked at least 1,000 hours within a 12-month period. Plan participants may elect to contribute 1% to 12% of their compensation to the Plan, subject to IRS limitations. The Company provides a discretionary matching contribution up to 7% of each participant’s compensation, with total Company expense, including payment of administrative fees, aggregating approximately $0.4 million, $0.2 million, and $0.3 million for the years ended March 31, 2006, 2005, and 2004, respectively.

The Company has an unfunded, nonqualified supplemental retirement plan for members of executive management. Benefits accrue to individual participants annually based on a predetermined formula, as defined, which considers operating results of the Company and the participant’s base salary. Vesting of benefits is attained upon reaching 55 years of age or 10 years of continuous service, measurement of which is retroactive to the participant’s most recent start date. Annual interest is credited to participant accounts at an interest rate determined at the sole discretion of the Company. Benefits will be paid to individual participants upon the later of terminating employment with the Company or the participant attaining the age of 55. The Company recorded approximately $0.6 million, $0.4 million, and $0.5 million in expenses related to this plan for the years ended March 31, 2006, 2005, and 2004, respectively. At March 31, 2006 and 2005, the Company had approximately $2.3 million and $1.8 million, respectively, of benefits accrued in other long-term liabilities.

(14)	Legal Proceedings

The Company is involved in various claims and legal actions arising in the ordinary course of business. In the opinion of management, the ultimate disposition of these matters will not have a material adverse effect on the Company’s consolidated financial position, results of operations, or liquidity.

(15)	Restructuring and Asset Impairment Charges

In September 2005, the Company announced that it would outsource its product service and repair offerings. The charges related to this restructuring initiative were recorded as the various stages of the initiative took effect in accordance with SFAS No. 146, “Accounting for Costs Associated with Exit or Disposal Activities” (SFAS No. 146). SFAS No. 146 requires that a liability for costs associated with an exit or disposal activity be recognized when a liability is incurred.

In connection with this restructuring, the Company recorded pre-tax charges of approximately $1.0 million for the year ended March 31, 2006. The pre-tax restructuring charges are composed of (in thousands):

	Asset Impairments	Severance and Benefits Costs	Total
Total charge	$756	$253	$1,009
Cash payments	—	(210)	(210)
Charge against assets	(756)	—	(756)

Balance as of March 31, 2006	$—	$43	$43

Asset impairments relate primarily to the write-down of property, plant and equipment, resulting from the outsourcing of the Company’s product service and repair offerings. The fair values of the impaired long-lived assets were determined primarily using probability-weighted expected cash flows in accordance with SFAS No. 144, “Accounting for the Impairment or Disposal of Long-Lived Assets” (SFAS No. 144). The severance and benefits costs relate to a reduction in the Company’s product service and repair workforce of approximately 210 employees as of September 30, 2005. These severance and benefits costs were recorded as of the announcement date in accordance with SFAS No. 146.

In addition to the above restructuring charges, the Company also incurred additional charges resulting from the decision to exit the product service and repair business during the year ended March 31, 2006. These charges were as follows (in thousands):

Markdowns of service parts inventory within Cost of Goods Sold	$756
Bad debt charge within Selling, General and Administrative	613

$1,369

(16)	Transfer of Extended Service Obligations

In fiscal 2006, General Electric Company (GE) assumed the Company’s product service obligations for the Company’s previously sold extended service plans (ESPs). In November 2005, the Company paid cash of approximately $21.5 million to GE for GE’s assumption of these obligations. The Company recognized a pre-tax gain on the transfer of the obligations of approximately $27.9 million for the elimination of the obligations (net of deferred commissions) under its previously sold ESPs. On a prospective basis, GE will be the primary obligor on virtually all appliance and electronics ESPs sold by the Company. The Company will remain the primary obligor on certain small electronics ESPs.

(17)	Subsequent Event

In May 2006, the Company purchased $8.0 million of our 9% senior notes at a price of 93.06% of face value. The Company anticipates recording a gain related to the early extinguishment of debt representing the difference between the purchase price and the carrying value of the senior notes, as well as the associated write-off of debt issuance costs.

(18)	Interim Financial Results (Unaudited)

The following table sets forth certain unaudited quarterly information for each of the eight fiscal quarters for the years ended March 31, 2006 and 2005, (in thousands). In management’s opinion, this unaudited quarterly information has been prepared on a consistent basis with the audited financial statements and includes all necessary adjustments, consisting only of normal recurring adjustments, that management considers necessary for a fair presentation of the unaudited quarterly results when read in conjunction with the Consolidated Financial Statements and Notes.

	For the Year Ended March 31, 2006
	First Quarter	Second Quarter	Third Quarter	Fourth Quarter
Net sales	$185,017	$212,897	$281,201	$221,309
Cost of goods sold	121,748	147,535	198,989	148,240

Gross profit	63,269	65,362	82,212	73,069
Selling, general and administrative expenses	49,277	53,491	55,516	51,200
Net advertising expense	9,210	9,124	11,750	11,576
Gain on transfer of extended maintenance obligations	—	—	(27,850)	—
Restructuring and asset impairment charges	—	1,320	—	(311)

Income from operations	4,782	1,427	42,796	10,604

Other expense (income):
Interest expense	4,726	4,812	4,957	4,505
Interest income	(89)	(80)	(20)	(42)
Gain related to early extinguishment of debt	—	—	—	(39)

Total other expense (income)	4,637	4,732	4,937	4,424

Income (loss) before income taxes	145	(3,305)	37,859	6,180
Income tax expense	105	852	15,273	2,434

Net income (loss)	$40	$(4,157)	$22,586	$3,746

	For the Year Ended March 31, 2005
	First Quarter	Second Quarter	Third Quarter	Fourth Quarter
Net sales	$158,960	$184,513	$254,175	$205,551
Cost of goods sold	110,692	122,160	178,159	137,094

Gross profit	48,268	62,353	76,016	68,457
Selling, general and administrative expenses	42,020	44,552	47,911	49,741
Net advertising expense	6,109	10,369	9,981	9,219
Stock-based compensation	21	6,700	—	2,556

Income from operations	118	732	18,124	6,941

Other expense (income):
Interest expense	239	295	320	3,012
Interest income	(195)	(303)	(315)	(164)
Recapitalization transaction costs	—	—	—	4,745
Minority interest	(516)	827	3,475	27

Total other expense (income)	(472)	819	3,480	7,620

Income (loss) before income taxes	590	(87)	14,644	(679)
Income tax benefit	—	—	—	(14,780)

Net income (loss)	$590	$(87)	$14,644	$14,101

GREGG APPLIANCES, INC. AND SUBSIDIARIES

CONDENSED CONSOLIDATED STATEMENTS OF INCOME

(UNAUDITED)

	Three Months Ended		Nine Months Ended
	December 31, 2006	December 31, 2005	December 31, 2006	December 31, 2005
	(In thousands, except per share data)
Net sales	$335,101	$281,201	$776,067	$679,115
Cost of goods sold	235,527	198,989	538,134	468,272

Gross profit	99,574	82,212	237,933	210,843
Selling, general and administrative expenses	62,582	55,516	168,526	158,284
Net advertising expense	14,198	11,750	34,202	30,084
Gain on transfer of extended maintenance obligations	—	(27,850)	—	(27,850)
Restructuring and asset impairment charges	—	—	—	1,320

Income from operations	22,794	42,796	35,205	49,005

Other expense (income):
Interest expense	4,471	4,957	13,624	14,495
Interest income	(51)	(20)	(66)	(189)
Gain related to early extinguishment of debt	(145)	—	(440)	—

Total other expense	4,275	4,937	13,118	14,306

Income before income taxes	18,519	37,859	22,087	34,699
Income tax expense	7,653	15,273	9,072	16,230

Net income	$10,866	$22,586	$13,015	$18,469

Basic net income per share	$0.76	$1.59	$0.91	$1.31
Diluted net income per share	$0.76	$1.59	$0.91	$1.31
Weighted average shares outstanding—Basic	14,245,800	14,240,289	14,249,204	14,124,591
Weighted average shares outstanding—Diluted	14,287,470	14,240,289	14,267,690	14,124,591

See accompanying notes to condensed consolidated financial statements.

GREGG APPLIANCES, INC. AND SUBSIDIARIES

CONDENSED CONSOLIDATED BALANCE SHEETS

(UNAUDITED)

	December 31, 2006	March 31, 2006
	(In thousands, except share data)
ASSETS
Current assets:
Cash and cash equivalents	$3,219	$2,301
Accounts receivable—trade, less allowances of $617 and $181, respectively	22,091	7,024
Accounts receivable—other, less allowances of $72 and $329, respectively	13,971	8,862
Merchandise inventories	128,634	98,807
Prepaid expenses and other current assets	4,333	4,572
Deferred income taxes	1,882	1,560

Total current assets	174,130	123,126

Net property and equipment	52,250	50,986
Deposits	774	2,862
Deferred financing costs, net	7,933	9,821
Deferred income taxes	87,208	96,522
Other	285	447

	148,450	160,638

Total assets	$322,580	$283,764

LIABILITIES AND STOCKHOLDERS’ EQUITY (DEFICIT)
Current liabilities:
Accounts payable—third party	$1,857	$3,319
Accounts payable—vendors	77,454	52,011
Line of credit	—	—
Customer deposits	18,560	14,912
Accrued liabilities	39,896	31,949

Total current liabilities	137,767	102,191

Long-term liabilities:
Long-term debt	163,122	178,242
Other long-term liabilities	13,827	8,485

Total long—term liabilities	176,949	186,727

Total liabilities	314,716	288,918

Stockholders’ equity (deficit):
Preferred stock; no par value; 10,000,000 shares authorized; no shares issued and outstanding as of December 31, 2006 and March 31, 2006	—	—
Common stock; no par value; 52,500,000 shares authorized; 14,245,800 and 14,254,800 shares issued and outstanding as of December 31, 2006 and March 31, 2006	113,823	113,809
Accumulated deficit	(105,744)	(118,744)

	8,079	(4,935)
Note receivable for common stock	(215)	(219)

Total stockholders’ equity (deficit)	7,864	(5,154)

Total liabilities and stockholders’ equity (deficit)	$322,580	$283,764

See accompanying notes to condensed consolidated financial statements.

GREGG APPLIANCES, INC. AND SUBSIDIARIES.

CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS

(UNAUDITED)

	Nine Months Ended
	December 31, 2006	December 31, 2005
	(In thousands)
Operating activities:
Net income	$13,015	$18,469
Adjustments to reconcile net income to net cash provided by (used in) operating activities:
Depreciation and amortization	8,981	7,803
Amortization of deferred financing costs	1,158	1,186
Accretion of original issue discount	380	348
Stock-based compensation	104	—
Loss on disposal of assets	76	166
Gain on early extinguishment of debt	(440)	—
Deferred income taxes	8,992	16,173
Restructuring and asset impairment charges	—	1,320
Gain on transfer of extended maintenance obligations	—	(27,850)
Payments for transfer of extended maintenance obligations	—	(21,467)
Changes in operating assets and liabilities:
Accounts receivable—trade	(15,067)	(10,437)
Accounts receivable—other	(5,162)	(7,786)
Merchandise inventories	(29,827)	(39,851)
Prepaid expenses and other assets	401	(748)
Deferred commissions	—	448
Deposits	2,088	5,402
Accounts payable—third parties	(1,462)	6,317
Accounts payable—vendors	25,405	30,817
Deferred revenue on extended maintenance agreements	16	(2,714)
Customer deposits	3,648	2,472
Other accrued liabilities	7,940	6,015
Other long-term liabilities	3,479	431

Net cash provided by (used in) operating activities	23,725	(13,486)

Investing activities:
Purchases of property and equipment	(13,190)	(13,805)
Proceeds from sale and leaseback transaction	2,725	—
Decrease in cash surrender value of life insurance	—	1,096
Deposit on future sale and leaseback transaction	1,854	—
Proceeds from sales of property and equipment	197	386

Net cash used in investing activities	(8,414)	(12,323)

Financing activities:
Net increase in bank overdrafts	38	17,692
Repurchase of stock previously issued	(105)	—
Payment of financing costs	—	(739)
Proceeds from issuance of common stock	—	2,398
Payments received on notes receivable for issuance of common stock from GIC	4	—
Payment for early debt extinguishment	(14,330)	—

Net cash (used in) provided by financing activities	(14,393)	19,351

Net increase (decrease) in cash and cash equivalents	918	(6,458)
Cash and cash equivalents:
Beginning of period	2,301	8,642

End of period	$3,219	$2,184

Supplemental disclosure of cash flow information:
Interest paid	$8,730	$8,145
Income taxes paid	92	—
Note receivable for issuance of common stock from GIC	—	238
Non-cash item—land held for sale for current note receivable	—	1,359

See accompanying notes to condensed consolidated financial statements.

GREGG APPLIANCES, INC. AND SUBSIDIARIES

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(UNAUDITED)

1. Nature of Organization

Description of Business

Gregg Appliances, Inc. (the Company) is a specialty retailer of consumer electronics, home appliances, bedding and related services operating under the names hhgregg® and Fine Lines®. As of December 31, 2006, the Company had 74 stores located in Alabama, Georgia, Indiana, Kentucky, North Carolina, Ohio, South Carolina and Tennessee. The Company operates in one reportable segment.

Interim Financial Information

The accompanying unaudited condensed consolidated financial statements have been prepared pursuant to the rules and regulations of the Securities and Exchange Commission (the “SEC”). In the opinion of the Company’s management, these unaudited condensed consolidated financial statements reflect all necessary adjustments, which are of a normal recurring nature, for a fair presentation of such data. Certain information and footnote disclosures normally included in financial statements prepared in accordance with accounting principles generally accepted in the United States have been condensed or omitted pursuant to such rules and regulations. The accompanying condensed consolidated financial statements should be read in conjunction with the consolidated financial statements and the notes thereto for the fiscal year ended March 31, 2006, included in the Company’s latest annual report on Form 10-K filed with the SEC on June 26, 2006. The condensed consolidated results of operations and financial position for interim periods are not necessarily indicative of those to be expected for a full year. Further, the Company has made a number of estimates and assumptions relating to the assets and liabilities and the reporting of revenue and expenses to prepare these financial statements in conformity with generally accepted accounting principles. Actual results could differ from those estimates.

Principles of Consolidation

The condensed consolidated financial statements include the accounts of Gregg Appliances, Inc. and its wholly-owned subsidiary, HHG Distributing, LLC (HHG). HHG is inactive and its assets consist of a 5% ownership interest in a distributing company, totaling $100,000, accounted for on the cost method.

Property and Equipment

The Company sold one location in the nine months ended December 31, 2006. The Company leased the location back applying the provisions of Statement of Financial Accounting Standards (SFAS) No. 98, “Accounting for Leases.” Net proceeds from the transaction were $2.7 million. The Company recognized an immaterial loss on this transaction. The Company does not have any continuing ownership interest with the sale and leaseback location. The lease is accounted for as an operating lease.

Taxes

We collect certain taxes from our customers at the time of sale and remit the collected taxes to government authorities. These taxes are excluded from net sales and cost of goods sold in the Company’s condensed consolidated statements of income.

Stock-based Compensation

On April 1, 2006, the Company adopted Statement of Financial Accounting Standards No. 123 (revised 2004), Share-Based Payment (SFAS 123R), which requires the measurement and recognition of compensation expense for all share-based payment awards made to employees and directors under the Company’s stock option plans, based on fair value, using an option-pricing model. The value of the portion of the award that is ultimately expected to vest is recognized as expense over the requisite service periods in the Company’s condensed consolidated statements of income. In March 2005, the Securities and Exchange Commission issued Staff Accounting Bulletin No. 107 (SAB 107) relating to SFAS 123R, which the Company utilized in its adoption of SFAS 123R.

Prior to April 1, 2006, the Company applied the intrinsic-value-based method of accounting prescribed by Accounting Principles Board (APB) Opinion No. 25, Accounting for Stock Issued to Employees, and related interpretations including Financial Accounting Standards Board (FASB) Interpretation No. 44, Accounting for Certain Transactions involving Stock Compensation, to account for activity under its stock-based employee compensation plans.

As the Company is considered a nonpublic entity, as defined in SFAS 123R, that used the minimum value method for pro forma disclosures under SFAS No. 123, Accounting for Stock-Based Compensation (FAS 123); the Company was required to apply the prospective transition method at the date of adoption. As such, the Company applies the statement to any new awards and to any awards modified, repurchased or cancelled since April 1, 2006. For all awards outstanding on March 31, 2006, the Company continues to apply the intrinsic-value-based method of accounting prescribed by APB Opinion No. 25. Under the provisions of SFAS No. 123R, the Company will not provide pro forma disclosures for outstanding awards accounted for under the intrinsic value method. In accordance with APB Opinion No. 25, the Company did not recognize compensation expense in connection with employee stock option grants upon adoption because stock options, granted prior to April 1, 2006 were granted at exercise prices equal to or greater than the fair value of the common stock at the date of grant.

Stock-based compensation expense recognized in the Company’s condensed consolidated statements of income for the three and nine months ended December 31, 2006 included compensation expense for the share-based payment awards granted subsequent to April 1, 2006 based on the grant date fair value estimated in accordance with the provisions of SFAS 123R. Compensation expense for all share-based payment awards is recognized using the straight-line single option approach. Stock-based compensation expense recognized in the Company’s condensed consolidated statements of income for the three and nine months ended December 31, 2006 is based on awards ultimately expected to vest and has been reduced for estimated forfeitures. SFAS 123R requires forfeitures to be estimated at the time of grant and revised, if necessary, in subsequent periods if actual forfeitures differ from those estimates. Stock-based compensation expense for employee stock options recognized under SFAS 123R for the nine months ended December 31, 2006 was approximately $0.1 million.

With the adoption of SFAS 123R, the Company continued to use the Black-Scholes option-pricing model as its method of valuation for share-based awards. For additional information, refer to Note 4. The Company’s determination of fair value of share-based payment awards on the date of grant using an option-pricing model is affected by the Company’s stock price as well as assumptions regarding a number of highly complex and subjective variables. These variables include, but are not limited to, the Company’s expected stock price volatility over the term of the awards and actual and projected employee stock option exercise behaviors.

Reclassifications

Certain amounts shown in the prior-period condensed consolidated financial statements (unaudited) have been revised to conform to the current period condensed consolidated financial statement (unaudited) presentation. As part of these revisions, cash overdrafts were reclassified from operating cash flows to financing cash flows in the statement of cash flows, which is consistent with the classification in the Company’s report on Form 10-K for the year ended March 31, 2006. The reclassification resulted in a $21.4 million decrease in net cash provided by (used in) operating activities and an increase of $17.7 million in net cash provided by financing activities. None of these reclassifications had an effect on net income or stockholders’ equity (deficit) as previously presented.

2. Recent Accounting Pronouncements

In July 2006, the FASB issued Interpretation No. 48, Accounting for Uncertainty in Income Taxes (FIN 48), which clarifies the accounting for uncertainty in income taxes recognized in an enterprise’s financial statements in accordance with FASB Statement No. 109, Accounting for Income Taxes. FIN 48 is effective for fiscal years beginning after December 15, 2006 with earlier adoption permitted at the beginning of a fiscal year if interim financial statements for that year have not been issued. The Company is currently evaluating the impact, if any, the adoption of FIN 48 will have on the consolidated financial statements.

In September 2006, the Securities and Exchange Commission (SEC) issued Staff Accounting Bulletin (SAB) No. 108, Considering the Effects of Prior Year Misstatements when Quantifying Misstatements in Current Year Financial Statements, which provides interpretive guidance on the consideration of the effects of prior year misstatements in quantifying current year misstatements for the purpose of a materiality assessment. SAB No. 108 is effective for fiscal years ending after November 15, 2006. Early application is encouraged, but not required. We are currently assessing the impact, if any, that the adoption of SAB No. 108 will have on our operating income or net earnings. The cumulative effect, if any, of applying the provisions of SAB No. 108 will be reported as an adjustment to beginning-of-year retained earnings.

In September 2006, the FASB issued SFAS No. 157, Fair Value Measurements. SFAS No. 157 defines fair value, establishes a framework for measuring fair value in generally accepted accounting principles and expands disclosures about fair value measurements. This Statement applies to previous accounting pronouncements that require or permit fair value measurements. Accordingly, this Statement does not require any new fair value measurements. SFAS No. 157 is effective for fiscal years beginning after December 15, 2007. We are currently evaluating the impact, if any, the adoption of SFAS No. 157 will have on our operating income or net earnings.

3. Properties

Property and equipment consisted of the following at December 31, 2006 and March 31, 2006 (in thousands):

	December 31, 2006	March 31, 2006
Buildings	$—	$2,725
Machinery and equipment	7,218	7,097
Office furniture and equipment	44,111	37,897
Vehicles	5,662	6,178
Signs	4,015	3,562
Leasehold improvements	38,775	31,964
Construction in progress	1,199	2,945

	100,980	92,368
Less accumulated depreciation and amortization	(48,730)	(41,382)

Net property and equipment	$52,250	$50,986

4. Net Income Per Share

Basic net income per share is calculated based on the weighted-average number of outstanding common shares in accordance with SFAS No. 128, Earnings per Share. Diluted net income per share is calculated based on the weighted-average number of outstanding common shares plus the effect of dilutive potential common shares. When the Company reports net income, the calculation of diluted net income per share excludes shares underlying outstanding stock options with exercise prices that exceed the average market price of the Company’s common stock for the period, as the effect would be antidilutive. Potential common shares are composed of shares of common stock issuable upon the exercise of stock options (in thousands, except per share amounts).

	Three Months Ended		Nine Months Ended
	December 31, 2006	December 31, 2005	December 31, 2006	December 31, 2005
Net income, as reported (A)	$10,866	$22,586	$13,015	$18,469
Weighted average outstanding shares of common stock (B)	14,245,800	14,240,289	14,249,204	14,124,591
Dilutive effect of employee stock options and stock appreciation rights	41,670	—	18,486	—

Common stock and common stock equivalents (C)	14,287,470	14,240,289	14,267,690	14,124,591

Net income per share:
Basic (A/B)	$0.76	$1.59	$0.91	$1.31
Diluted (A/C)	0.76	1.59	0.91	1.31

Antidilutive shares not included in the diluted per share calculation for three months ended December 31, 2006 and 2005 were 1,089,500 and 1,853,000, respectively, and for the nine months ended December 31, 2006 and 2005 were 1,089,500 and 1,853,000, respectively.

5. Stock-based Compensation

On March 8, 2005, the Company’s Board of Directors approved the adoption of the Gregg Appliances, Inc. 2005 Stock Option Plan (Stock Option Plan). The Stock Option Plan provides for the grant of incentive stock options and nonqualified stock options to the Company’s officers, directors, consultants, and key employees. An aggregate of 2,500,000 shares of common stock is reserved for issuance under the Stock Option Plan. If an option expires, is terminated or canceled without having been exercised or repurchased by the Company, or common stock is used to exercise an option, the terminated portion of the option or the common stock used to exercise the option will become available for future grants under the Stock Option Plan unless the plan is terminated.

The Board of Directors will determine the exercise price of the options under the Stock Option Plan, but the exercise price must be at least equal to the fair market value of the Company’s common stock on the date of the grant. The term of an incentive stock option and a nonqualified stock option may not exceed seven years (the Board of Directors may extend the term of the options after the options have been granted), except that with respect to any participant who owns 10% of the voting power of all classes of the Company’s outstanding capital stock, the term of an incentive stock option must not exceed five years and the exercise price of an incentive stock option must equal at least 110% of the fair market value of the Company’s common stock on the date of the grant.

The Company did not issue any options for shares of common stock during the three months ending December 31, 2006. During the nine months ended December 31, 2006, the Company issued options for 203,000 shares of common stock under the Stock Option Plan to certain employees and directors of the Company. The options vest over a three-year period and expire seven years from the date of the grant. The Company estimated the fair value of stock options using the Black-Scholes valuation model. The fair value of each option grant is estimated on the date of grant and is amortized on a straight-line basis over the vesting period.

The weighted-average estimated value of options granted to employees and directors under the Stock Option Plan was $4.76 during the nine months ended December 31, 2006, using the Black-Scholes model with the following assumptions:

Risk-free interest rate	4.71%
Dividend yield	—
Expected volatility	40.9%
Expected life of the options (years)	4.5

Risk-Free Rate: The Company bases the risk-free interest rate on the implied yield currently available on U.S. Treasury zero-coupon issues with an equivalent remaining term commensurate with the estimated expected life of the stock options.

Expected Dividend: The Black-Scholes valuation model calls for a single expected dividend yield as an input. The Company has not issued any dividends and has no expectation to do so in the foreseeable future.

Expected Volatility: The Company uses an independent valuation advisor to assist us in projecting expected stock price volatility. The Company considers both the historical volatility of our peer group’s stock price as well as implied volatilities from exchange-traded options on our peer group’s stock in accordance with SAB 107.

Expected Term: The Company’s expected term represents the period that the Company’s stock options are expected to be outstanding and was determined using the simplified method described in SAB 107.

Estimated Forfeitures: Beginning April 1, 2006, the Company included an estimate for forfeitures in calculating stock option expense. When estimating forfeitures, the Company considers historical termination behavior as well as any future trends it expects. Prior to 2006, the Company accounted for forfeitures of employee stock options for pro forma disclosure purposes under FAS 123 on an as-incurred basis.

Activity under the Gregg Appliances, Inc. 2005 Stock Option Plan is summarized as follows:

Range of Exercise Prices	Number of Shares Outstanding	Weighted Average Exercise Price per Share
Outstanding at March 31, 2006	1,853,000	$13.75
Granted	203,000	11.70
Exercised	—	—
Canceled	(80,000)	(13.75)

Outstanding at December 31, 2006	1,976,000	$13.54

The following table summarized the Company’s outstanding stock options as of December 31, 2006:

Exercise Prices	Number of Shares Outstanding	Weighted Average Remaining Option Term (in years)	Weighted Average Exercise Price per Share
$10.00	886,500	5.59	$10.00
$11.70	203,000	6.69	11.70
$15.00	443,250	5.59	15.00
$20.00	443,250	5.59	20.00

$10.00 to $20.00	1,976,000	5.70	$13.54

As of December 31, 2006, there was approximately $0.8 million of total unrecognized compensation cost related to non-vested stock options. These costs are expected to be recognized over the remaining vesting period of approximately three years.

6. Inventories

Inventories as of December 31, 2006 and March 31, 2006 were comprised as follows (in thousands):

	December 31, 2006	March 31, 2006
Appliances	$39,640	$32,867
Electronics	85,249	63,405
Bedding and furniture	3,745	2,535

	$128,634	$98,807

7. Debt

Debt outstanding consisted of the following at December 31, 2006 and March 31, 2006 (in thousands):

	December 31, 2006	March 31, 2006
Revolving credit facility	$—	$—
9.0% senior notes, interest due in arrears on a semi-annual basis on February 1 and August 1 through February 3, 2013	145,000	160,500
6.0% junior notes, interest due in arrears on a semi-annual basis on February 1 and August 1 through February 3, 2015, net of discount of $6,878 and $7,258 at December 31, 2006 and March 31, 2006, respectively	18,122	17,742

Total debt	163,122	178,242
Less current maturities	—	—

Total long-term debt	$163,122	$178,242

In connection with the Company’s recapitalization on February 3, 2005, the Company issued $165 million in unsecured 9% senior notes. Interest on the notes is payable in arrears twice a year on February 1 and August 1. The notes will mature on February 3, 2013. On September 1, 2005, the interest on the senior notes increased to 9.25% per annum pursuant to section 4 of the Registration Rights Agreement dated February 3, 2005 between the Company and the initial purchasers of the notes. The interest rate increase remained in effect until the Registration Statement covering the exchange offer with respect to the notes was declared effective by the SEC and the exchange offer was consummated. On November 4, 2005, the exchange offer was consummated and the interest rate consequently decreased to 9.0% per annum.

Through December 31, 2006, the Company has purchased $20.0 million of its 9% senior notes of which $15.5 million was purchased during the first nine months of fiscal 2007 at a weighted-average price of 92.45% of face value. For the three and nine months ended December 31, 2006, the Company recorded a gain related to the early extinguishment of debt representing the difference between the purchase price and the carrying value of the 9% senior notes, net of related capitalized debt issuance costs, of approximately $0.1 million and $0.4 million, respectively.

On February 3, 2005, the Company issued to certain of its stockholders, $25 million in unsecured 6% junior subordinated notes, with a fair value of $17.2 million at the time of issue, based on an effective interest rate of 11%. These notes are subordinated to the unsecured senior notes and any payment of principal thereof directly or indirectly is deferred until the payment in full of all of the senior debt. Unless there is a default or an event of default under any senior debt, interest on the junior subordinated debt is payable in arrears on February 1 and August 1. The junior notes will mature on February 3, 2015. The original discount on the notes will be accreted to interest expense through the maturity date. Accretion of the discount, which is included in interest expense in the accompanying condensed consolidated statements of income, was approximately $0.1 million and $0.4 million for the three and nine months ended December 31, 2006, respectively.

The Company has a revolving credit agreement with a bank group for up to $75 million. The facility includes a $25 million sub-limit for letters of credit. Borrowings under the revolving credit agreement are subject to a borrowing base calculation based on specified percentages of eligible accounts receivable and inventories. Interest on borrowings is payable monthly at a fluctuating rate based on the bank’s prime rate or LIBOR plus an applicable margin. The Company pays an annual commitment fee of 3/8% on the unused portion of the facility.

The interest rate based on the bank’s prime rate as of December 31, 2006 was 8.50%. As of December 31, 2006, the Company had no borrowings outstanding under the revolving credit facility and $3.1 million of letters of credit outstanding. As of December 31, 2006, the total borrowing availability under the revolving credit facility was $65.4 million.

The unsecured senior notes and the revolving credit facility are guaranteed by the Company’s wholly-owned subsidiary, HHG, which has substantially no assets or operations. The guarantee is full and unconditional and the Company has no other subsidiaries. In addition, there are no restrictions on HHG’s ability to pay dividends under the arrangement.

The debt agreements contain restrictions on mergers, incurring additional debt or liens, making investments, selling assets or making equity repurchases, and debt prepayments and transactions with affiliates. The revolving credit agreement also contains a financial covenant requiring maintenance of a minimum fixed charge coverage ratio. The debt agreements also restrict payment of dividends unless the Company achieves a specific fixed charge coverage ratio as defined in the debt agreements. Any such dividends are limited to the lesser of 50% of consolidated net income and 100% of equity contributions since the date of the recapitalization. The Company was in compliance with the restrictions and covenants in the debt agreements at December 31, 2006.

8. Income Taxes

Prior to February 3, 2005, Gregg Appliances, Inc. was organized as an S corporation. Accordingly, the allocable share of taxable income or loss was includable in the tax returns of the stockholders and income taxes were not reflected in the Company’s consolidated financial statements. Following the recapitalization, Gregg Appliances, Inc. no longer qualified as an S corporation and became subject to U.S. federal and certain state and local income taxes applicable to C corporations.

Subsequent to the recapitalization and change to C corporation status, the Company began recognizing deferred tax assets and liabilities for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases and operating loss and tax credit carryforwards. Following the recapitalization, Gregg Investment Corporation, LLC and the former stockholders of the Company made an election under Section 338(h)(10) of the Internal Revenue Code of 1986, as amended, to treat the recapitalization as an asset purchase for tax purposes. In accordance with Emerging Issues Task Force (EITF) 94-10, Accounting by a Company for the Income Tax Effects of Transactions among or with Its Shareholders under FASB Statement No. 109, the tax benefit of this election was recorded as an equity transaction. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in income in the period that includes the enactment date.

In assessing the realizability of deferred tax assets, management considers whether it is more likely than not that all or some portion of the deferred tax assets will not be realized. The ultimate realization of deferred tax assets is dependent upon the generation of future taxable income during the periods in which those temporary differences become deductible. Management considers the scheduled reversal of deferred tax liabilities, projected future taxable income, and tax planning strategies in making this assessment. Based upon the level of historical taxable income and projections for future taxable income over the periods in which temporary differences are expected to reverse, management believes it is more likely than not that the Company will realize the benefits of these deductible differences.

9. Subsequent Event

On January 17, 2007, the Company entered into Amendment No. 2 to the Loan and Security Agreement (the “Credit Agreement”). The Amendment reduced the unused line fee, reduced the monthly service fee and the letter of credit fees, as defined in the Amendment. The Amendment also reduced the tier pricing on the facility. In addition, under the terms of the Amendment, the Company is allowed to repurchase Senior Notes so long as the Company has excess availability of $10 million after the repurchase transaction and as long as the Company is not in default under the Credit Agreement. Finally, advances on inventory, inventory appraisal requirements and certain other modifications have been amended throughout the Credit Agreement.

PART II

INFORMATION NOT REQUIRED IN PROSPECTUS

Item 13. Other Expenses of Issuance and Distribution.

The following table sets forth the estimated expenses payable by the registrant in connection with the sale and distribution of the securities registered hereby. All amounts are estimates except for the SEC registration fee, the NASD filing fee and the New York Stock Exchange Listing Fee. The selling stockholders will not pay any of the registration expenses.

SEC Registration Fee		$5,296
NASD Filing Fee		$17,750
New York Stock Exchange Listing Fee	$
Accounting Fees and Expenses	$
Legal Fees and Expenses	$
Printing Fees and Expenses	$
Miscellaneous	$

Total:	$

Item 14. Indemnification of Directors and Officers.

Our certificate of incorporation provides that the Company, to the full extent permitted by Section 145 of the Delaware General Corporation Law, as amended from time to time, shall indemnify all persons whom it may indemnify pursuant thereto. It further provides that expenses (including attorneys’ fees) incurred by an officer or director in defending any civil, criminal, administrative, or investigative action, suit or proceeding for which such officer or director may be entitled to indemnification hereunder shall be paid by the Company in advance of the final disposition of such action, suit or proceeding upon receipt of an undertaking by or on behalf of such director or officer to repay such amount if it shall ultimately be determined that he is not entitled to be indemnified by the Company as authorized thereby.

Insofar as indemnification for liabilities arising under the Securities Act may be permitted to the Registrant’s directors, officers, and controlling persons pursuant to the foregoing provisions, or otherwise, the Registrant has been advised that in the opinion of the Commission such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment of expenses incurred or paid by a director, officer or controlling person in a successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the Registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to the court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

Item 15. Recent Sales of Unregistered Securities.

We are a newly formed corporation that has not issued any securities as of the date hereof. Prior to the effectiveness of this registration statement, Gregg Appliances, Inc. (“Gregg Appliances”) will become our wholly owned subsidiary and its existing stockholders will become our stockholders pursuant to an Incorporation and Exchange Agreement as described in this registration statement.

Since January 1, 2004, Gregg Appliances issued unregistered securities to a limited number of persons as described below.

(1) On February 3, 2005 in connection with the recapitalization of Gregg Appliances, Gregg Appliances, Inc. issued 11,121,390 shares to Gregg Investment Corporation, LLC (“GIC”) at a purchase price of $10.00 per share pursuant to an Agreement and Plan of Merger between GIC, Gregg Appliances and its existing stockholders. At the time of the sale, a majority of the equity interests in GIC were owned by FS Equity Partners V, L.P., a private equity fund. Also in connection with the recapitalization, we issued $25 million in principal amount of 6.0% junior subordinated notes to accredited investors who were existing stockholders of Gregg Appliances. The offers, sales and issuances of the securities described in this paragraph were made in reliance on Section 4(2) of the Securities Act and Regulation D promulgated thereunder, in that the issuance of the securities to the recipients did not involve a public offering. A Form D filing was made with the SEC with respect to the issuance of securities described in this paragraph on February 14, 2005.

(2) On February 3, 2005, Gregg Appliances sold $165 million aggregate principal amount at maturity of 9% senior subordinated notes due 2013 to Wachovia Capital Markets, as initial purchaser for aggregate net proceeds of approximately $160.6 million. The sale of the senior notes described in this paragraph was exempt from the registration requirements of the Securities Act, in reliance on Rule 144A and Regulation S. On November 4, 2005, Gregg Appliances consummated an offer to exchange all of the unregistered senior notes for a like amount of registered senior notes pursuant to a Registration Statement on Form S-4 filed with the SEC. Gregg Appliances did not receive any proceeds from the exchange offer.

(3) Between January 1, 2004 and February 14, 2007, Gregg Appliances granted options to purchase a total of 2,012,000 shares of its common stock, with exercise prices ranging from $10.00 to $20.00 per share in reliance on Rule 701 under the Securities Act. During that time, no options were exercised. All options vest over a three-year period in equal installments beginning on the first anniversary of the date of grant.

(4) On July 26, 2005, August 3, 2005, October 31, 2005 and March 31, 2006 Gregg Appliance issued 262,050 shares, 1,500 shares, 10,000 shares and 15,000 shares, respectively, of common stock to GIC for consideration equal to $10.00 per share. These issuances were made in reliance on Section 4(2) of the Securities Act, in that the issuances of the securities to the recipients did not involve a public offering.

In connection with the effectiveness of this Registration Statement, the Registrant will consummate a reorganization whereby each of the stockholders of Gregg Appliances will contribute their shares of Gregg Appliances to the Registrant in exchange for common stock of the Registrant for no additional consideration. As a result of this contribution, the stockholders of Gregg Appliances will become the stockholders of the Registrant and Gregg Appliances will become a wholly owned subsidiary of the Registrant. The stockholders of Gregg Appliances have executed an Incorporation and Exchange Agreement as of April 12, 2007 which is filed as Exhibit      to this Registration Statement. The Incorporation and Exchange Agreement provides that the reorganization described above will automatically occur immediately prior to the effectiveness of this Registration Statement. The offer, sale and issuance of securities in connection with the Incorporation and Exchange Agreement is exempt from registration under the Securities Act in reliance on Section 4(2) of the Securities Act in that the issuance of the securities to the recipients did not involve a public offering.

There were no underwriters employed in connection with any of the transactions set forth in this Item 15.

Item 16. Exhibits and Financial Statements Schedules.

Exhibit Number		Description of Document
1.1	*	Form of Underwriting Agreement.

2.1		Agreement and Plan of Merger, dated October 19, 2004, among Gregg Appliances, Gregg Investment Corporation, LLC (“GIC”), GIC Corporation (“Merger Sub”) and Jerry W. Throgmartin (on his own behalf and as trustee for the Jerry W. Throgmartin Charitable Trust and the Jerry W. Throgmartin Irrevocable Trust for the benefit of Christy and Nicky Throgmartin), Gregg William Throgmartin, Kelli Throgmartin Ball, Sandra M. Throgmartin, Janice K. Malone, Monica L. Adams, William G. Throgmartin and Dennis L. May (the “Sellers”).

2.2		First Amendment to the Agreement and Plan of Merger, dated January 13, 2005, among Gregg Appliances, Inc. (“Gregg Appliances”), GIC, Merger Sub and the Sellers.

2.3		Second Amendment to the Agreement and Plan of Merger, dated January 31, 2005, among Gregg Appliances, GIC, Merger Sub and the Sellers.

2.4		Incorporation and Exchange Agreement, dated April 12, 2007, by and among Gregg Appliances, GIC, the Jerry W. Throgmartin 2007 Grantor Retained Annuity Trust (the “Throgmartin Trust”), Jerry W. Throgmartin, Gregg William Throgmartin, Dennis L. May, FS Equity Partners V, L.P. (“FSEP V”), FS Affiliates V, L.P. (“FSA V”), California State Teachers’ System (“Cal STRS”), A.S.F. Co-Investment Partners II, L.P. and hhgregg, Inc. (“hhgregg”).

3.1		Certificate of Incorporation of the Company.

3.2		Bylaws of the Company.

4.1	*	Specimen stock certificate for shares of common stock of the Company.

4.2		Indenture, dated February 3, 2005, among Gregg Appliances, the Guarantor and Wells Fargo Bank, National Association (the “Trustee”).

4.3		Stockholders Agreement, dated February 3, 2005, among Gregg Appliances, GIC, FS Equity Partners V, L.P., (the “Sponsor”) and Jerry W. Throgmartin, Gregg William Throgmartin and Dennis L. May (the “Existing Stockholders”).

4.4		First Amendment to the Stockholders Agreement, dated March 8, 2005, among Gregg Appliances, GIC, the Sponsor, and the Existing Stockholders.

4.5		Registration Rights Agreement, dated February 3, 2005, among Gregg Appliances, GIC, and the Existing Stockholders.

4.6		Registration Rights Agreement, dated April 12, 2007, by and among FSEP V, FSA V, Cal STRS, ASF, the Throgmartin Trust, Jerry W. Throgmartin, Gregg William Throgmartin, Dennis L. May and hhgregg.

5.1	*	Opinion of Bingham McCutchen LLP.

10.1		Employment Agreement, dated October 19, 2004, between Gregg Appliances and Jerry W. Throgmartin.

10.2		Amendment No. 1 to Employment Agreement, dated April 12, 2007, between Gregg Appliances and Jerry W. Throgmartin.

10.3		Employment Agreement, dated October 19, 2004, between Gregg Appliances and Dennis L. May.

10.4		Compensation Agreement, dated September 7, 2004, between Gregg Appliances and John S. Hickey.

10.5		Non-Qualified Deferred Compensation Plan, dated April 1, 2000.

10.6		Amendment No. 1 to Gregg Appliances’ Non-Qualified Deferred Compensation Plan, dated December 26, 2004.

10.7		Non-Standardized Adoption Agreement of Gregg Appliances, dated January 29, 2005.

10.8		Form of 6% Junior Subordinated Note.

10.9		Loan and Security Agreement, dated February 3, 2005 (the “Loan and Security Agreement”), among Gregg Appliances, the Guarantor, the lenders party thereto, Congress Financial Corporation (Central) (“Congress”), Wachovia Capital Markets, LLC and Wachovia Bank National Association.

Exhibit Number	Description of Document
10.10	Amendment No. 1 to Loan and Security Agreement, dated February 13, 2006.

10.11	Amendment No. 2 to Loan and Security, dated January 17, 2007.

10.12	Pledge and Security Agreement, dated February 3, 2005, executed by Gregg Appliances in favor of Congress.

10.13	Trademark Collateral Assignment and Security Agreement, dated February 3, 2005 between Gregg Appliances and Congress.

10.14	Collateral Assignment of Merger Agreement, dated February 3, 2005 executed by Gregg Appliances in favor of Congress.

10.15	Guarantee, dated February 3, 2005 executed by the Guarantor in favor of Congress.

10.16	Subsidiary Guarantee of the Guarantor, dated February 3, 2005.

10.17	2005 Stock Option Plan, dated March 8, 2005.

10.18	Amendment No. 1 to 2005 Stock Option Plan, dated April 12, 2007.

10.19	Gregg Investment Corporation, LLC Restricted Unit Plan.

10.20	hhgregg, Inc. Equity Incentive Plan

10.21	Consulting Agreement, dated February 3, 2005, between W. Gerald Throgmartin and Gregg Appliances.

10.22	Severance Agreement, dated October 25, 2005, between Gregg Appliances and Donald J. B. Van der Wiel.

14.1	Finance Code of Ethics

21.1	List of our Subsidiaries.

23.1	Consent of KPMG LLP, independent registered public accounting firm.

23.2*	Consent of Bingham McCutchen LLP (included as part of Exhibit 5.1)

24.1	Power of Attorney (included in signature pages).

*	To be filed by amendment.

Item 17. Undertakings.

(1) Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the registrant pursuant to the foregoing provisions, or otherwise, the registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.

(2) The undersigned registrant hereby undertakes that:

(a) For purposes of determining any liability under the Securities Act of 1933, the information omitted from the form of prospectus filed as part of this registration statement in reliance upon Rule 430A and contained in a form of prospectus filed by the registrant pursuant to Rule 424(b) (1) or (4) or 497(h) under the Securities Act shall be deemed to be part of this registration statement as of the time it was declared effective.

(b) For the purpose of determining any liability under the Securities Act of 1933, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, the registrant has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the city of New York, state of New York on April 17, 2007.

HHGREGG, INC.

By:	/S/ JERRY W. THROGMARTIN
Jerry W. Throgmartin
Chief Executive Officer

By:	/S/ DONALD J.B. VAN DER WIEL
Donald J.B. Van der Wiel
Chief Financial Officer

POWER OF ATTORNEY

KNOW ALL MEN BY THESE PRESENTS, that each person whose signature appears below constitutes and appoints each of Jerry W. Throgmartin and John M. Roth his true and lawful attorney-in-fact, with full power of substitution, for him and his name, place and stead, in any and all capacities, to sign any and all amendments (including post-effective amendments) to this registration statement, and to file the same, with all exhibits thereto and other documents in connection therewith, with the Securities and Exchange Commission, granting unto such said attorneys-in-fact and agents with full power and authority to do so and perform each and every act and thing requisite and necessary to be done in and about the premises, as fully to all intents and purposes as he might or could do in person, hereby ratifying and confirming all that said attorneys-in-fact, or their substitute or substitutes, may lawfully do or cause to be done by virtue hereof.

Pursuant to the requirements of the Securities Act of 1933, this Registration Statement has been signed by the following:

Signature	Title	Date

/S/ JERRY W. THROGMARTIN Jerry W. Throgmartin	Chairman and Chief Executive Officer and Director (Principal Executive Officer)	April 17, 2007

/S/ DONALD J.B. VAN DER WIEL Donald J.B. Van der Wiel	Chief Financial Officer (Principal Financial Officer)	April 17, 2007

/S/ DENNIS L. MAY Dennis L. May	President and Chief Operating Officer and Director	April 17, 2007

/S/ LAWRENCE P. CASTELLANI Lawrence P. Castellani	Director	April 17, 2007

/S/ BENJAMIN D. GEIGER Benjamin D. Geiger	Director	April 17, 2007

/S/ JOHN M. ROTH John M. Roth	Director	April 17, 2007

Signature	Title	Date

/S/ CHARLES P. RULLMAN Charles P. Rullman	Director	April 17, 2007

/S/ MICHAEL L. SMITH Michael L. Smith	Director	April 17, 2007

/S/ PETER M. STARRETT Peter M. Starrett	Director	April 17, 2007

Exhibit Number		Description of Document
1.1	*	Form of Underwriting Agreement.

2.1		Agreement and Plan of Merger, dated October 19, 2004, among Gregg Appliances, Inc. (“Gregg Appliances”), Gregg Investment Corporation, LLC (“GIC”), GIC Corporation (“Merger Sub”) and Jerry W. Throgmartin (on his own behalf and as trustee for the Jerry W. Throgmartin Charitable Trust and the Jerry W. Throgmartin Irrevocable Trust for the benefit of Christy and Nicky Throgmartin), Gregg William Throgmartin, Kelli Throgmartin Ball, Sandra M. Throgmartin, Janice K. Malone, Monica L. Adams, William G. Throgmartin and Dennis L. May (the “Sellers”).

2.2		First Amendment to the Agreement and Plan of Merger, dated January 13, 2005, among Gregg Appliances, GIC, Merger Sub and the Sellers.

2.3		Second Amendment to the Agreement and Plan of Merger, dated January 31, 2005, among Gregg Appliances, GIC, Merger Sub and the Sellers.

2.4		Incorporation and Exchange Agreement, dated April 12, 2007, by and among Gregg Appliances, GIC, the Jerry W. Throgmartin 2007 Grantor Retained Annuity Trust (the “Throgmartin Trust”), Jerry W. Throgmartin, Gregg William Throgmartin, Dennis L. May, FS Equity Partners V, L.P. (“FSEP V”), FS Affiliates V, L.P. (“FSA V”), California State Teachers’ System (“Cal STRS”), A.S.F. Co-Investment Partners II, L.P. and hhgregg, Inc. (“hhgregg”).

3.1		Certificate of Incorporation of the Company.

3.2		Bylaws of the Company.

4.1	*	Specimen Stock Certificate for shares of common stock of the Company.

4.2		Indenture, dated February 3, 2005, among Gregg Appliances, the Guarantor and Wells Fargo Bank, National Association (the “Trustee”).

4.3		Stockholders Agreement, dated February 3, 2005, among Gregg Appliances, GIC, FS Equity Partners V, L.P., (the “Sponsor”) and Jerry W. Throgmartin, Gregg William Throgmartin and Dennis L. May (the “Existing Stockholders”).

4.4		First Amendment to the Stockholders Agreement, dated March 8, 2005, among Gregg Appliances, GIC, the Sponsor, and the Existing Stockholders.

4.5		Registration Rights Agreement, dated February 3, 2005, among the Company, GIC, and the Existing Stockholders.

4.6		Registration Rights Agreement, dated April 12, 2007, by and among hhgregg, FSEP V, FSA V, Cal STRS, ASF, the Throgmartin Trust, Jerry W. Throgmartin, Gregg William Throgmartin, Dennis L. May & hhgregg.

5.1	*	Opinion of Bingham McCutchen.

10.1		Employment Agreement, dated October 19, 2004, between Gregg Appliances and Jerry W. Throgmartin.

10.2		Amendment No. 1 to Employment Agreement, dated April 12, 2007, between Gregg Appliances and Jerry W. Throgmartin.

10.3		Employment Agreement, dated October 19, 2004, between Gregg Appliances and Dennis L. May.

10.4		Compensation Agreement, dated September 7, 2004, between Gregg Appliances and John S. Hickey.

10.5		Non-Qualified Deferred Compensation Plan, dated April 1, 2000.

10.6		Amendment No. 1 to Gregg Appliances’ Non-Qualified Deferred Compensation Plan, dated December 26, 2004.

10.7		Non-Standardized Adoption Agreement of Gregg Appliances, dated January 29, 2005.

10.8		Form of 6% Junior Subordinated Note.

10.9		Loan and Security Agreement, dated February 3, 2005 (the “Loan and Security Agreement”), among Gregg Appliances, the Guarantor, the lenders party thereto, Congress Financial Corporation (Central) (“Congress”), Wachovia Capital Markets, LLC and Wachovia Bank National Association.

Exhibit Number	Description of Document
10.10	Amendment No. 1 to Loan and Security Agreement, dated February 13, 2006.

10.11	Amendment No. 2 to Loan and Security Agreement, dated January 17, 2007.

10.12	Pledge and Security Agreement, dated February 3, 2005, executed by Gregg Appliances in favor of Congress.

10.13	Trademark Collateral Assignment and Security Agreement, dated February 3, 2005 between Gregg Appliances and Congress.

10.14	Collateral Assignment of Merger Agreement, dated February 3, 2005 executed by Gregg Appliances in favor of Congress.

10.15	Guarantee, dated February 3, 2005 executed by the Guarantor in favor of Congress.

10.16	Subsidiary Guarantee of the Guarantor, dated February 3, 2005.

10.17	2005 Stock Option Plan, dated March 8, 2005.

10.18	Amendment No. 1 to 2005 Stock Option Plan, dated April 12, 2007.

10.19	Gregg Investment Corporation, LLC Restricted Unit Plan.

10.20	hhgregg, Inc. Equity Incentive Plan

10.21	Consulting Agreement, dated February 3, 2005, between W. Gerald Throgmartin and Gregg Appliances.

10.22	Severance Agreement, dated October 25, 2005, between Gregg Appliances and Donald J. B. Van der Wiel.

14.1	Finance Code of Ethics

21.1	List of our Subsidiaries.

23.1	Consent of KPMG LLP, independent registered public accounting firm.

23.2*	Consent of Bingham McCutchen LLP (included as part of Exhibit 5.1).

24.1	Power of Attorney (included in signature pages).

*	To be filed by amendment.